 As filed with the Securities and Exchange Commission on January 23, 1998

                                                REGISTRATION NO. 333-41227
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                 PRICE COMMUNICATIONS CELLULAR HOLDINGS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

     DELAWARE                        4812                      13-3956940
 (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 JURISDICTION OF       CLASSIFICATION CODE NUMBER)       IDENTIFICATION NUMBER)
INCORPORATION OR
 ORGANIZATION)


                      PRICE COMMUNICATIONS CELLULAR INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      DELAWARE                       4812                       13-3504402
 (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 JURISDICTION OF      CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)
INCORPORATION OR
 ORGANIZATION)

                               ----------------
                             45 ROCKEFELLER PLAZA
                           NEW YORK, NEW YORK 10020
                                (212) 757-5600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 ROBERT PRICE
                 PRICE COMMUNICATIONS CELLULAR HOLDINGS, INC.
                             45 ROCKEFELLER PLAZA
                           NEW YORK, NEW YORK 10020
                                (212) 757-5600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:
                           RICHARD D. TRUESDELL, JR.
                             DAVIS POLK & WARDWELL
                             450 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017
                                (212) 450-4000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                        PROPOSED
                                           PROPOSED      MAXIMUM
      TITLE OF EACH                        MAXIMUM      AGGREGATE   AMOUNT OF
   CLASS OF SECURITIES     AMOUNT TO BE OFFERING PRICE  OFFERING   REGISTRATION
    TO BE REGISTERED        REGISTERED   PER NOTE(1)    PRICE(1)      FEE(2)
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
13 1/2% Series B Senior
 Secured
 Discount Notes due 2007
 of Price Communications
 Cellular Holdings, Inc.
 ("Notes")..............   $153,400,000    51.534%     $79,052,604  $523.02(4)
Guarantee of the Notes by
 Price Communication
 Cellular Inc.
 ("Guarantee")(3).......

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(1) Estimated solely for purposes of calculating the registration fee.
(2) Calculated pursuant to Rule 457(f).
(3) No separate consideration will be received for the Guarantee.

(4) In connection with the filing of the Initial Registration Statement, a fee of $23,432.31 was paid, which, together with the additional fee paid herewith, represents payment in full of the $23,955.33 fee payable in connection with registration of the Notes.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

                             SUBJECT TO COMPLETION

              PRELIMINARY PROSPECTUS DATED JANUARY 23, 1998

PROSPECTUS

       , 1998                    $153,400,000
                               OFFER TO EXCHANGE
            13 1/2% SERIES B SENIOR SECURED DISCOUNT NOTES DUE 2007
                          FOR ANY AND ALL OUTSTANDING
            13 1/2% SERIES A SENIOR SECURED DISCOUNT NOTES DUE 2007
                                      OF
                 PRICE COMMUNICATIONS CELLULAR HOLDINGS, INC.
          FULLY AND UNCONDITIONALLY GUARANTEED AS SET FORTH HEREIN BY
                      PRICE COMMUNICATIONS CELLULAR INC.
                 THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,

           NEW YORK CITY TIME, ON       , 1998, UNLESS EXTENDED

  Price Communications Cellular Holdings, Inc. ("Holdings"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange $1,000 principal amount at maturity of 13 1/2% Series B Senior Secured Discount Notes due 2007 (the "New Notes") of Holdings for each $1,000 principal amount at maturity of the issued and outstanding 13 1/2% Series A Senior Secured Discount Notes due 2007 (the "Old Notes" and, together with the New Notes, the "Notes") of Holdings. As of the date of this Prospectus there were outstanding $153,400,000 principal amount at maturity of Old Notes. The terms of the New Notes are identical in all material respects to the Old Notes, except that the offer of the New Notes will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damage provisions applicable to the Old Notes.

  The Notes will mature on August 1, 2007. The Notes accrete at a rate of 13 1/2%, compounded semiannually, to an aggregate principal amount at maturity of approximately $153.4 million by August 1, 2002. Cash interest will not commence to accrue on the Notes prior to August 2, 2002. Commencing on February 1, 2003, cash interest on the Notes will be payable, at a rate of 13 1/2% per annum, semi-annually in arrears on each February 1 and August 1. The Notes will be redeemable at the option of Holdings, in whole or in part, at any time on or after August 1, 2002 in cash at the redemption prices set forth herein, plus accrued and unpaid interest, if any, thereon to the redemption date. The Notes will be redeemable at the option of Holdings, in whole or in part, at any time on or after August 1, 1998 in cash at the redemption prices set forth herein, plus accrued and unpaid interest, if any, thereon to the redemption date; provided that the trading price of the common stock, par value $0.01 per share (the "Common Stock"), of Price Communications Corporation ("PCC") shall equal or exceed certain levels. See "Description of Notes."

  The Notes are senior obligations of Holdings. The Notes will rank pari passu in right of payment with all future senior indebtedness of Holdings and will rank senior in right of payment to all future subordinated indebtedness of Holdings. The Notes are unconditionally guaranteed (the "Guarantee") by Price Communications Cellular Inc. (the "Guarantor"), the Company's direct parent and a direct wholly owned subsidiary of PCC. The Guarantee is secured by a lien on and security interest in all of the issued and outstanding capital stock of Holdings. The Guarantee is a senior obligation of the Guarantor. See "Description of the Guarantee." The Notes are effectively subordinated to all liabilities of Holdings's subsidiaries. On a pro forma basis after giving effect to the issuance and sale of the Old Notes and warrants to purchase 527,696 shares of PCC Common Stock (the "Warrants," together with the Old Notes, the "Units") and the Acquisition (as defined herein) and related financings as of September 30, 1997, Holdings would have had outstanding approximately $75.3 million of Indebtedness (as defined herein) and Holdings's subsidiaries would have had outstanding $620.0 million of Indebtedness, including Indebtedness under the Senior Subordinated Notes (as defined herein) and the New Credit Facility (as defined herein) and $276.0 million of other liabilities including $197.1 million of deferred income tax liabilities recorded in connection with the purchase accounting treatment of the Acquisition and including trade payables.

  The New Notes are being offered hereunder in order to satisfy certain obligations of Holdings under the Registration Rights Agreement, dated August 11, 1997, among Holdings and the other signatories thereto (the "Registration Rights Agreement"). Based upon interpretations contained in letters issued to third parties by the staff of the Securities and Exchange Commissions (the "SEC"), including Exxon Capital Holdings Corporation, SEC No-Action Letter (avail. May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (avail. June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (avail. July 2, 1993) (collectively, the "Exchange Offer No-Action Letters"), Holdings believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by each Holder thereof (other than a broker-dealer, as set forth below, and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to Holdings in the Letter of Transmittal that such conditions have been met. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange of Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Holdings has agreed that, for a period of 90 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  Holdings will not receive any proceeds from the Exchange Offer. Holdings will pay all the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. In the event Holdings terminates the Exchange Offer and does not accept for exchange any Old Notes, Holdings will promptly return tendered Old Notes to the Holders thereof. See "The Exchange Offer."

  Prior to this Exchange Offer, there has been no public market for the Notes. Holdings does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active public market for the New Notes will develop.

  SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS PRIOR TO TENDERING THEIR OLD NOTES IN THE EXCHANGE OFFER.

 THESE  NOTES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES  AND
   EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION  NOR HAS  THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

  No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus (this "Prospectus") in connection with the offer made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by Holdings or any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Holdings since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, all references herein to "Holdings" refer to Price Communications Cellular Holdings, Inc. and all references herein to the "Company" refer to Holdings and its subsidiaries and their respective predecessors. As used in this Prospectus, the terms "PCW" and "Palmer" include their respective subsidiaries and predecessors. References herein to the "Acquisition" refer to the acquisition by Price Communications Wireless, Inc. ("PCW"), a wholly owned direct subsidiary of Holdings, of Palmer Wireless, Inc. ("Palmer") and the related sales of the Fort Myers and Georgia-1 systems of Palmer, as described below under "The Acquisition." EXCEPT FOR HISTORICAL FINANCIAL INFORMATION AND UNLESS OTHERWISE INDICATED, ALL INFORMATION PRESENTED BELOW RELATING TO THE COMPANY AND PCW INCLUDING POPS, NET POPS AND THE SYSTEMS, GIVES EFFECT TO THE CONSUMMATION OF THE ACQUISITION (INCLUDING THE SALES OF THE FORT MYERS AND GEORGIA-1 SYSTEMS). SEE "CERTAIN TERMS" FOR DEFINITIONS OF CERTAIN TERMS USED HEREIN.

                                  THE COMPANY

  The Company is engaged in the construction, development, management and operation of cellular telephone systems in the southeastern United States. At September 30, 1997, after giving effect to the Acquisition, the Company provided cellular telephone service to 295,162 subscribers in Georgia, Alabama, Florida and South Carolina in a total of 16 licensed service areas composed of eight Metropolitan Statistical Areas ("MSAs") and eight Rural Service Areas ("RSAs"), with an aggregate estimated population of 3.3 million. The Company sells its cellular telephone service as well as a full line of cellular products and accessories principally through its network of retail stores. The Company markets all of its products and services under the nationally recognized service mark CELLULAR ONE.

  During the first nine months of 1997, on a pro forma basis, after giving effect to the Acquisition, the Company's subscriber base increased from 243,204 to 295,162 or 21.4%. On a pro forma basis for the first nine months of 1997, Holdings's operating income before depreciation and amortization ("EBITDA") was $49.9 million and Holdings would have incurred net losses of $32.0 million. See "Summary Historical and Unaudited Pro Forma Financial and Operating Data."

OPERATIONS

  The Company has developed its business through the acquisition and integration of cellular telephone systems, clustering multiple systems in order to provide broad areas of uninterrupted service and achieve certain economies of scale, including centralized marketing and administrative functions as well as multi-system capital expenditures. The Company devotes considerable attention to engineering, maintenance and improvement of its cellular telephone systems in an effort to deliver high-quality service to its subscribers and to implement new technologies as soon as economically practicable. Through its participation in the North American Cellular Network ("NACN"), the Company is able to offer seven-digit dialing access to its subscribers when they travel outside the Company's service areas, providing them with convenient roaming access throughout large areas of the United States, Canada, Mexico and Puerto Rico served by other NACN participants. By marketing its products and services under the CELLULAR ONE name, the Company also enjoys the benefits of association with a nationally recognized service mark.

  The Company's cellular telephone systems include 15 contiguous licensed service areas in Georgia, Alabama and South Carolina, as well as a system in Panama City, Florida. The following table sets forth as of November 14, 1997, after giving effect to the Acquisition, with respect to each service area in which the Company owns a cellular telephone system, the estimated population, the Company's beneficial ownership percentage, the Net Pops and the date of initial operation of such system by Palmer or a predecessor operator.

                                   ESTIMATED    OWNERSHIP            DATE SYSTEM
   SERVICE AREA(1)                POPULATION(2) PERCENTAGE NET POPS  OPERATIONAL
   Albany, GA....................    118,527       86.5%     102,526     4/88
   Augusta, GA...................    439,116      100.0      439,116     4/87
   Columbus, GA..................    254,150       85.2      216,518    11/88
   Macon, GA.....................    313,686       99.2      311,234    12/88
   Savannah, GA..................    283,878       98.5      279,578     3/88
   Georgia-6 RSA.................    199,516       95.0      189,560     4/93
   Georgia-7 RSA.................    134,376      100.0      134,376    10/91
   Georgia-8 RSA.................    157,451      100.0      157,451    10/91
   Georgia-9 RSA.................    119,410      100.0      119,410     9/92
   Georgia-10 RSA................    149,699      100.0      149,699    10/91
   Georgia-12 RSA................    211,799      100.0      211,799    10/91
   Georgia-13 RSA................    147,392       86.5      127,494    10/90
   Dothan, AL....................    136,160       94.6      128,807     2/89
   Montgomery, AL................    318,371       92.8      295,430     8/88
   Alabama-8 RSA.................    173,993      100.0      171,993     7/93
                                   ---------               ---------
     Subtotal....................  3,155,524               3,034,991
                                   ---------               ---------
   Panama City, FL...............    146,018       78.4      114,493     9/88
                                   ---------               ---------
     Total.......................  3,301,542               3,149,484
                                   =========               =========

--------------------

(1) Does not include the Alabama-5 RSA, South Carolina-7 RSA and South Carolina-8 RSA where the Company has interim operating authority ("IOA"). (IOA is granted for an area to a license holder in an adjacent area when there are no license holders in such area). The Company has no subscribers in the South Carolina-7 RSA and South Carolina-8 RSA, but instead provides roaming access to its own subscribers and others when they travel in these two service areas, utilizing its existing cell sites. Construction permits were granted to third parties ("Permittees") for the Alabama-5 RSA and South Carolina-8 RSA on May 20, 1997. The Permittees are required to complete construction of their respective RSA within 18 months. After completing construction, a Permittee may give the Company ten days prior written notice, at which point the Company would be required to sell its subscribers to the Permittee at cost. The application for a construction permit for the South Carolina-7 RSA has been remanded by the FCC to the Wireless Bureau for further review.
(2) Based on population estimates for 1996 from the 1996 Donnelley Market Information Service.

COMPANY STRATEGY

  The Company's four strategic objectives are to: (1) expand its revenue base by increasing penetration in existing service areas and encouraging greater usage among its existing customers, (2) provide high-quality customer service to create and maintain customer loyalty, (3) enhance performance by aggressively pursuing opportunities to increase operating efficiencies and (4) expand its regional wireless communications presence by selectively acquiring additional interests in cellular telephone systems (including minority interests). Specifically, the Company strives to achieve these objectives through implementation of the following:

  Aggressive, Direct Marketing. The Company employs a two-tier direct sales force. A retail sales force handles walk-in traffic at the Company's 32 retail outlets, and a targeted sales staff solicits certain industries and government subscribers. The Company's management believes that its internal sales force is more likely than independent agents to successfully select and screen new subscribers and select pricing plans that realistically match subscriber means and needs. In addition, the Company motivates its direct sales force to sell appropriate rate plans to subscribers, thereby reducing churn, by linking payments of commissions to subscriber retention. By lowering commissions and reducing churn, the Company's use of a direct sales force keeps its marketing costs among the industry's lowest.

  Flexible, Value-Oriented Pricing Plans. The Company provides a range of pricing plans, each of which includes a monthly access fee and a bundle of "free" minutes. Additional home rate minutes are charged at rates ranging from $0.05 per minute to $0.30 per minute depending on usage plan and time of day. In addition, the Company offers wide area home rate roaming in the Company's systems and low flat rate roaming in a six state region in the Southeastern United States.

  The Company believes that an increase in its bundled minute offerings will encourage greater customer usage. By increasing the number of minutes a customer can use for one flat rate, subscribers perceive greater value in their cellular service and become less usage sensitive, i.e., they can increase their cellular phone usage without seeing large corresponding increases in their cellular bill. These factors translate into more satisfied customers and lower churn among existing subscribers and also increase the number of potential customers in the marketplace.

  Adopting State of the Art System Design. The Company's network allows the delivery of full personal communication services ("PCS") functionality to its digital cellular customers, including primarily caller ID, short message paging and extended battery life. The Company's network provides for "seamless handoff" between digital cellular and PCS operators that, like the Company, employ TDMA (Time Division Multiple Access) technology, one of three standards and the one employed by AT&T and others; i.e, the Company's customers may leave the Company's service area and enter an area serviced by a PCS provider using TDMA technology without noticing the difference, and vice versa. The Company believes this innovation will allow the Company to be the roaming partner of choice for such PCS operators. The Company has already reached an agreement with AT&T with respect to PCS roaming and expects that other PCS operators may choose, like AT&T, to concentrate PCS buildout in urban centers rather than the more rural areas in which the Company concentrates.

  Focusing on Customer Service. Customer service is an essential element of the Company's marketing and operating philosophy. The Company is committed to attracting new subscribers and retaining existing subscribers by providing consistently high-quality customer service. In each of its cellular service areas, the Company maintains a local staff, including a market manager, customer service representatives, technical and engineering staff, sales representatives and installation and repair facilities. Each cellular service area handles its own customer-related functions such as credit evaluations, customer evaluations, account adjustments and rate plan changes. In addition, subscribers are able to report cellular telephone service or account problems to the Company's headquarters 24 hours a day. To ensure high-quality service, Cellular One Group authorizes a third-party marketing research firm to perform customer satisfaction surveys of each of its licensees. Licensees must achieve a minimum satisfaction level in order to continue using the Cellular One service mark. The Company has repeatedly ranked number one in customer satisfaction among all Cellular One operators (#1 MSA in 1996, 1995, 1993, and 1992; #1 RSA in 1995).

  Aggressive Cost Control Efforts. The Company believes that its monthly operating costs per subscriber rank among the lowest in the industry. The Company's management attributes this competitive advantage to a variety of factors, including the efficiencies associated with its direct sales force, the Company's low churn experience, extensive use of in-house technical and engineering staff, maintenance of aggressive fraud control procedures and in-house billing capabilities, as well as general efforts to reduce corporate general and administrative expenses. The Company has also realized substantial savings on its interconnection charges from landline carriers by using its own microwave and fiber optic network to connect cellular switching equipment to cell sites without the use of landline carriers.

THE ACQUISITION

  Prior to the Merger, neither Holdings nor the Guarantor had any assets, liabilities or operations other than the proceeds from the issuance of the Units and liabilities with respect thereto. Holdings is a wholly owned indirect subsidiary of PCC, which was incorporated in 1979, and a wholly owned direct subsidiary of the Guarantor.

  On May 23, 1997, PCC, PCW and Palmer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provided, among other things, for the merger of PCW with and into Palmer with Palmer as the surviving corporation (the "Merger"). On October 6, 1997, the Merger was consummated and Palmer changed its name to "Price Communications Wireless, Inc." Pursuant to the Merger Agreement, PCC acquired each issued and outstanding share of common stock of Palmer for a purchase price of $17.50 per share in cash and purchased outstanding options and rights under employee and director stock purchase plans for an aggregate price of $486.4 million. In addition, as a result of the Merger, the Company assumed all outstanding indebtedness of Palmer of approximately $378.0 million ("Palmer Existing Indebtedness"). As a result, the aggregate purchase price for Palmer (not including transaction fees and expenses) was $864.4 million. The Company refinanced all of the Palmer Existing Indebtedness concurrently with the consummation of the Merger.

  PCW entered into an agreement (the "Fort Myers Sale Agreement") to sell Palmer's Fort Myers, Florida MSA covering approximately 382,000 Pops for $168.0 million (the "Fort Myers Sale"). On October 6, 1997, the Fort Myers Sale was consummated, and generated proceeds to the Company of approximately $166.0 million. The proceeds of the Fort Myers Sale were used to fund a portion of the acquisition of Palmer.

  On October 21, 1997, PCC and PCW entered into an Asset Purchase Agreement with MJ Cellular Company, L.L.C. (the "Georgia Sale Agreement") which provides for the sale by PCW, for $25 million, of substantially all of the assets used or useful in the operation of the non-wireline cellular telephone system serving the Georgia-1-Whitfield Rural Service Area (Market No. 0371-A) ("Georgia-1"), including the FCC licenses to operate Georgia-1 (the "Georgia Sale"). The sale of the assets of Georgia-1 was consummated on December 30, 1997. The proceeds from the Georgia Sale will be used to retire a portion of the debt used to fund the acquisition of Palmer.

  In order to fund the Acquisition and pay related fees and expenses, PCW issued $175.0 million aggregate principal amount of 11 3/4% Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes") and entered into a syndicated senior loan facility providing for term loan borrowings in the aggregate principal amount of approximately $325.0 million and revolving loan borrowings of $200.0 million (the "New Credit Facility"). On October 6, 1997, PCW borrowed all term loans available thereunder and approximately $120.0 million of revolving loans. DLJ Capital Funding, Inc. ("DLJ Capital Funding") provided and syndicated the New Credit Facility. See "Description of New Credit Facility."

  The acquisition of Palmer was funded in part through a $77.4 million equity contribution from PCC (the "PCC Equity Contribution") which was in the form of cash and common stock of Palmer. An additional amount of approximately $47.5 million of the purchase price for the Acquisition was raised as a portion of the proceeds from the issuance and sale of the Units (the "Offering").

  The following table sets forth the estimated sources and uses of funds for the Acquisition, the redemption of the outstanding senior payment-in-kind increasing rate preferred stock (the "PIK Preferred Stock") of PCC and certain warrants to purchase PCC Common Stock and related fees and expenses:

      TOTAL SOURCES:                                              (IN MILLIONS)
      New Credit Facility:
        Term loan...............................................     $325.0
        Revolving credit facility...............................      120.0
      11 3/4% Senior Subordinated Notes due 2007................      175.0
      Units.....................................................       80.0
      PCC Equity Contribution...................................       77.4
      Proceeds from Fort Myers and Georgia Sales................      191.0
                                                                     ------
          Total sources.........................................     $968.4
                                                                     ======
      TOTAL USES:
      Cash consideration for Palmer common stock................     $486.4
      Palmer Existing Indebtedness (as of September 30, 1997) ..      378.0
      Estimated transaction fees and expenses...................       37.8
      Cash for redemption of PIK Preferred Stock and warrants to purchase
       PCC Common Stock.........................................       29.2
      Excess cash...............................................       37.0
                                                                     ------
          Total uses............................................     $968.4
                                                                     ======

  The foregoing table does not reflect any provision for any taxes payable in connection with the Fort Myers Sale or the Georgia Sale. The Company has a tax planning strategy which it believes will avoid the payment of the $50.9 million tax which would otherwise be payable in connection with the Fort Myers Sale and Georgia Sale. See "The Acquisition."

                               THE EXCHANGE OFFER

Securities Offered..........  Up to $153,400,000 principal amount of 13 1/2%
                              Series B Senior Secured Discount Notes due 2007. The terms of the New Notes and the Old Notes are identical in all material respects, except that the offer of the New Notes will have been registered under the Securities Act and therefore, the New Notes will not be subjected to certain transfer restrictions, registration rights and related liquidated damage provisions applicable to the Old Notes.

The Exchange Offer..........  The Company is offering, upon the terms and subject to the conditions of the Exchange Offer, to exchange $1,000 principal amount at maturity of New Notes for each $1,000 principal amount at maturity of Old Notes. See "The Exchange Offer" for a description of the procedures for tendering Old Notes. The Exchange Offer is intended to satisfy obligations of the Company under the Registration Rights Agreement, dated August 11, 1997, between Holdings, the Guarantor and NatWest Capital Markets Limited and Wasserstein Perella Securities, Inc. (the "Initial Purchasers").

Tenders, Expiration Date;
Withdrawal..................  The Exchange Offer will expire at 5:00 p.m., New
                              York City time, on       , 1998, or such later
                              date and time to which it is extended. The tender of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Federal Income Tax            The exchange pursuant to the Exchange Offer will
Consequences................  not result in any income, gain or loss to the
                              Holders for federal income tax purposes. See
                              "United States Federal Income Tax Consequences of the Exchange Offer."

Use of Proceeds.............  There will be no proceeds to the Company from the issuance of the New Notes pursuant to the Exchange Offer.

Exchange Agent..............  Bank of Montreal Trust Company is serving as
                              Exchange Agent in connection with the Exchange Offer.

                      CONSEQUENCE OF EXCHANGING OLD NOTES
                         PURSUANT TO THE EXCHANGE OFFER

  Based upon interpretations contained in letters issued to third parties by the staff of the SEC as set forth in the Exchange Offer No-Action Letters, the Company believes that, generally, any Holder of Old Notes (other than a broker-dealer, as set forth below, and any Holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges Old Notes for New Notes pursuant to the Exchange Offer may offer such New Notes for resale, resell such New Notes, or otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the Holder's business and such Holder has no arrangement or understanding with any person to participate in a distribution of such New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met and must represent, if such Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, that neither such Holder nor the person receiving such New Notes, if other than the Holder, is engaged in or intends to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must represent that the Old Notes tendered in exchange therefor were acquired as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to offering or selling such New Notes. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any such jurisdictions. If a Holder of Old Notes does not exchange such Old Notes for New Notes pursuant to the Exchange Offer, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Any Holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of New Notes could not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Failure to comply with such requirements in such instance may result in such Holder incurring liability under the Securities Act for which the Holder is not indemnified by the Company. See "The Exchange Offer--Consequences of Failure to Exchange" and "Description of Notes--Registration Rights; Liquidated Damages."

                      SUMMARY DESCRIPTION OF THE NEW NOTES

  The terms of the New Notes and the Old Notes are identical in all material respects, except that the offer of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related provisions applicable to the Old Notes.

Notes Offered...............  Up to $153,400,000 aggregate principal amount at maturity of 13 1/2% Series B Senior Secured
                              Discount Notes due 2007.

Maturity Date...............  August 1, 2007.

Yield and Interest..........  13 1/2% (computed on a semi-annual bond equivalent basis) calculated from August 7, 1997. The New Notes will accrete at a rate of 13 1/2%, compounded semi-annually, to an aggregate principal amount of $153.4 million by August 1, 2002. Cash interest will not commence to accrue on the New Notes prior to August 2, 2002. Commencing February 1, 2003, cash interest on the New Notes will be payable, at a rate of 13 1/2% per annum, semi-annually in arrears on each February 1 and August 1.

Optional Redemption.........  The Notes will be redeemable in whole or in part at the option of the Company, at any time on or after August 1, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. See "Description of Notes--Redemption."

Provisional Redemption......  On or after August 1, 1998, the Company will have the right to redeem all or any part of the Notes in cash at 120.000% of the Accreted Value (as defined herein) thereof, including accrued and unpaid interest, if any, to the applicable Redemption Date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) if redeemed during the 12-month period beginning August 1 of the years indicated below; provided that redemptions may be made only if the closing price of PCC Common Stock equals or exceeds the prices set forth below, for the ten consecutive trading days prior to the redemption date in each period:

                                                                          STOCK
                   YEAR                                                   PRICE
                   ----                                                   ------
                   1998.................................................. $15.00
                   1999.................................................. $20.00
                   2000.................................................. $25.00
                   2001.................................................. $30.00

Guarantee and Security......  The Notes are unconditionally guaranteed (the
                              "Guarantee") by the Guarantor, the Company's direct parent and the direct wholly owned subsidiary of PCC. The Guarantee is secured by a lien on and security interest in all of the issued and outstanding capital stock of Holdings. The Guarantor is required to own 100% of the common stock of Holdings. The Guarantee is a senior obligation of the Guarantor. See "Description of the Guarantee."

Negative Pledge.............  Holdings is not permitted to pledge the stock of
                              PCW except pursuant to the Credit Agreement (as defined). Holdings is required to own 100% of the common stock of PCW.

Ranking.....................
                              The Notes are senior obligations of Holdings and rank pari passu in right of payment with all existing and future senior Indebtedness of Holdings and will rank senior in right of payment to all future subordinated Indebtedness of Holdings. The Notes are effectively subordinated to all liabilities of Holdings's subsidiaries. As of September 30, 1997, on a pro forma basis after giving effect to the Offering, the application of the estimated net proceeds therefrom, and the Acquisition and related financings, Holdings would have had outstanding $75.3 million of Indebtedness and Holdings's subsidiaries would have had outstanding $620.0 million of Indebtedness, including Indebtedness under the Senior Subordinated Notes and the New Credit Facility, and $276.0 million of other liabilities including $197.1 million of deferred income tax liabilities recorded in connection with the purchase accounting treatment of the Acquisition and including trade payables.

Change of Control...........  Upon the occurrence of a Change of Control (as defined), each Holder of Notes will have the right, subject to certain limitations, to require the Company to repurchase such holder's Notes at 101% of the Accreted Value thereof, plus accrued and unpaid interest thereon, if any, to the repurchase date. A redemption upon a Change of Control would be an Event of Default under the terms of the New Credit Facility. The Company may not have sufficient funds or financing available to satisfy its obligations to repurchase the Notes or meet other debt obligations that may come due upon a Change of Control.

Certain Covenants...........
                              The Indenture imposes certain limitations on the ability of the Company and its subsidiaries to, among other things, incur Indebtedness (as defined), make Restricted Payments (as defined), effect certain Asset Sales (as defined), enter into certain transactions with Related Persons (as defined), merge or consolidate with any other person or transfer all or substantially all of their properties and assets. The Indenture also imposes certain restrictions on the Guarantor. See "Description of Notes--Certain Covenants."

                   SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
                          FINANCIAL AND OPERATING DATA

  The following table sets forth summary historical data for Palmer and the unaudited pro forma financial data for the Guarantor for the periods and as of the dates indicated. The unaudited pro forma data is not designed to represent and does not represent what the Guarantor's financial position or results of operations actually would have been had the transactions described herein under "Unaudited Pro Forma Condensed Consolidated Financial Statements" been completed as of the date or at the beginning of the periods indicated, or to project the Guarantor's financial position or results of operations at any future date or for any future period. The following data should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Statements" and the consolidated financial statements and notes thereto of Palmer included elsewhere herein. The audited statements of operations, statements of stockholders' equity and statements of cash flows of the Guarantor are not included in the Registration Statement. While immediately prior to the consummation of the offering of the Old Notes the Guarantor has no assets, liabilities or operations, in prior years the Guarantor did have some operations. However, the documentation necessary to audit its operations for such prior periods is not readily available and, as a result, the audited financial statements for such periods are not available.

  The following table also sets forth certain summary operating data for Palmer as of the dates and for the periods indicated.

                                                                                 GUARANTOR
                                                                         --------------------------
                                           PALMER                                PRO FORMA
                         ----------------------------------------------  --------------------------
                                                                                          NINE
                                                                             YEAR        MONTHS
                                YEAR ENDED           NINE MONTHS ENDED      ENDED         ENDED
                               DECEMBER 31,            SEPTEMBER 30,     DECEMBER 31, SEPTEMBER 30,
                         --------------------------  ------------------  ------------ -------------
                         1994(1)  1995(2)  1996(3)     1996      1997        1996         1997
                                                    (IN THOUSANDS)
CONSOLIDATED STATEMENT
 OF
 OPERATIONS DATA:
Revenue:
 Service................ $61,021  $96,686  $151,119  $111,803  $134,123    $127,334     $112,061
 Equipment sales and
  installation..........   7,958    8,220     8,624     6,349     7,613       7,026        6,260
                         -------  -------  --------  --------  --------    --------     --------
   Total revenue........  68,979  104,906   159,743   118,152   141,736     134,360      118,321
                         -------  -------  --------  --------  --------    --------     --------
Engineering, technical
 and other
 direct expenses........  12,776   18,184    28,717    22,100    23,301      22,999       18,658
Cost of equipment.......  11,546   14,146    17,944    12,271    16,111      15,179       13,250
Selling, general and
 administrative
 expenses...............  19,757   30,990    46,892    33,842    41,014      42,665       36,489
Depreciation and
 amortization...........   9,817   15,004    25,013    18,167    23,313      35,413       30,442
                         -------  -------  --------  --------  --------    --------     --------
Operating income........  15,083   26,582    41,177    31,772    37,997      18,104       19,482
Other income (expense):
 Interest, net.......... (12,715) (21,213)  (31,462)  (23,654)  (24,468)    (72,055)     (53,768)
 Other, net.............     (70)    (687)     (429)     (242)      208        (366)         208
                         -------  -------  --------  --------  --------    --------     --------
   Total other expense.. (12,785) (21,900)  (31,891)  (23,896)  (24,260)    (72,421)     (53,560)
Minority interest share
 of income..............    (636)  (1,078)   (1,880)   (1,562)   (1,310)     (1,880)      (1,310)
Income taxes (expense)
 benefit................       0   (2,650)   (2,724)   (1,578)      --        1,764        3,366
                         -------  -------  --------  --------  --------    --------     --------
Net income (loss)....... $ 1,662  $   954  $  4,682  $  4,736  $ 12,427    ($54,433)    $(32,022)
                         =======  =======  ========  ========  ========    ========     ========

                                                                                                  PRO FORMA
                                                                                          --------------------------
                                                                                                           NINE
                                                                                              YEAR        MONTHS
                                   YEAR ENDED                    NINE MONTHS ENDED           ENDED         ENDED
                                  DECEMBER 31,                     SEPTEMBER 30,          DECEMBER 31, SEPTEMBER 30,
                          -----------------------------------    ---------------------    ------------ -------------
                           1994(1)      1995(2)      1996(3)       1996         1997          1996         1997
                                  (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SUBSCRIBER DATA)
OTHER DATA:
Capital expenditures....  $  22,541    $  36,564    $  41,445    $  30,174    $ 40,757           N/A           N/A
Operating income before
 depreciation and
 amortization
 ("EBITDA")(4)..........  $  24,900    $  41,586    $  66,190    $  49,939    $ 61,310      $ 53,517     $  49,924
EBITDA margin on service
 revenue................       40.8%        43.0%        43.8%        44.7%       45.7%         42.0%         44.5%
Net cash provided by
 (used in):
 Operating activities...  $   7,238    $  27,660    $  30,130    $  21,920    $ 38,791           N/A           N/A
 Investing activities...  $(116,580)   $(196,776)   $(110,610)   $(102,806)   $(73,759)          N/A           N/A
 Financing activities...  $ 110,940    $ 169,554    $  78,742    $  80,230    $ 36,851           N/A           N/A
Penetration(5)..........       4.58%        6.41%        7.45%        6.92%       8.60%         7.73%         8.88%
Subscribers at end of
 period(6)..............    117,224      211,985      279,816      261,625     337,345       243,204       295,162
Cost to add a net
 subscriber(7)..........  $     247    $     276    $     407    $     387    $    513      $    436     $     503
Average monthly service
 revenue per
 subscriber(8)..........  $   60.02    $   56.68    $   52.20    $   53.26    $  47.52      $  50.23     $   45.44
Average monthly
 churn(9)...............       1.55%        1.55%        1.84%        1.73%       1.89%         1.89%         1.88%
Ratio of earnings to
 fixed charges(10)......       1.17(x)      1.21(x)      1.28(x)      1.32(x)     1.54(x)
CONSOLIDATED BALANCE
 SHEET DATA:
Cash....................                            $   1,698                 $  3,581                   $  40,477
Working capital.........                                  296                    7,011                      41,265
Property, plant and
 equipment, net.........                              132,438                  161,351                     145,441
Licenses and other
 intangibles, net.......                              387,067                  406,878                     817,892
Total assets............                              549,942                  599,815                   1,027,953
Total debt..............                              343,662                  378,000                     695,349
Stockholders' equity....                              164,930                  178,356                      52,806

--------
 (1) Includes the Georgia Acquisition (as defined herein), which occurred on October 31, 1994. For the two months ended December 31, 1994, the Georgia Acquisition resulted in revenues to Palmer of $1,803 and operating loss of $645.
 (2) Includes the GTE Acquisition (as defined herein), which occurred on December 1, 1995. For the one month ended December 31, 1995, the GTE Acquisition resulted in additional revenues to Palmer of $2,126 and additional operating income of $208.
 (3) Includes the acquisition of the cellular telephone systems of USCOC (as defined herein) (Georgia-1 RSA), which occurred on June 20, 1996, and Horizon (as defined herein) (Georgia-6 RSA), which occurred on July 5, 1996. The acquisition of USCOC and Horizon resulted in revenues to Palmer of $1,239 and $2,682, respectively, and operating income (loss) of $(278) and $743, respectively, during such year.
 (4) EBITDA should not be considered in isolation or as an alternative to net income (loss), operating income (loss) or any other measure of performance under generally accepted accounting principles ("GAAP"). The Company believes that EBITDA is viewed as a relevant supplemental measure of performance in the cellular telephone industry.
 (5) Determined by dividing the aggregate number of subscribers by the estimated population.
 (6) Each billable telephone number in service represents one subscriber.
 (7) Determined for a period by dividing (i) all costs of sales and marketing, including salaries, commissions and employee benefits and all expenses incurred by sales and marketing personnel, agent commissions, credit reference expenses, losses on cellular telephone sales, rental expenses allocated to retail operations, net installation expenses and other miscellaneous sales and marketing charges, by (ii) the net subscribers added during such period.
 (8) Determined for a period by dividing (i) the sum of the access, airtime, roaming, long distance, features, connection, disconnection and other revenues for such period by (ii) the average number of subscribers for such period, divided by the number of months in such period.
 (9) Determined for a period by dividing total subscribers discontinuing service by the average number of subscribers for such period and dividing that result by the number of months in such period.

(10) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before interest expense, taxes and a portion of rent expense representative of interest by the sum of interest expense and a portion of rent expense representative of interest. The ratio of earnings to fixed charges is not meaningful for periods that result in a deficit for the nine months ended September 30, 1997 and the year ended December 31, 1996, on a pro forma basis, the deficit of earnings to fixed charges was $35,192 and $55,935, respectively.

                                 RISK FACTORS

  In addition to the other matters described in this Prospectus, Holders of the Old Notes should carefully consider the following risk factors before accepting the Exchange Offer.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. The Company believes that, based upon interpretations contained in letters issued to third parties by the staff of the SEC as set forth in the Exchange Offer No-Action Letters, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by each Holder thereof (other than a broker-dealer, as set forth below, and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met and must represent, if such Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, that neither such Holder nor the person receiving such New Notes, if other than the Holder, is engaged in or intends to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must represent that the Old Notes tendered in exchange therefor were acquired as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date (as defined herein), they will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." However, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any such jurisdictions. In addition, the tender of Old Notes pursuant to the Exchange Offer will reduce the principal amount of the Old Notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the Old Notes due to a reduction in liquidity.

EXCHANGE OFFER PROCEDURES

  To participate in the Exchange Offer, and avoid the restrictions on Old Notes, each Holder of Old Notes must transmit a properly completed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to Bank of Montreal Trust Company (the "Exchange Agent") at the address set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below. See "The Exchange Offer."

LEVERAGE, LIQUIDITY AND ABILITY TO MEET REQUIRED DEBT SERVICE

  On a pro forma basis, after giving effect to the Offering, the application of the estimated net proceeds therefrom and the Acquisition and related financings, Holdings's consolidated ratio of long-term debt to stockholders' equity would have been 13.17 to 1.00 at September 30, 1997 and its ratio of EBITDA to interest expense would have been 0.74 to 1.00 for the year ended December 31, 1996 and 0.93 to 1.00 for the nine months ended September 30, 1997. The Company's high degree of leverage could limit significantly its ability to make acquisitions, withstand competitive pressures or adverse economic conditions, obtain necessary financing or take advantage of business opportunities that may arise.

  Following the Acquisition, the Company's only committed source of liquidity is the New Credit Facility, under which $80 million of revolving loans remains available. The Company expects to have sufficient availability under the New Credit Facility to meet its liquidity needs for the next 18 months. The Company intends to use the availability under the New Credit Facility for general corporate purposes and, if the Company's tax planning strategy is unsuccessful, to finance the $50.9 million tax payment due with respect to the Fort Myers Sale and Georgia Sale. See "Unaudited Pro Forma Condensed Consolidated Financial Statements." Borrowings under the New Credit Facility are subject to significant conditions, including compliance with certain financial ratios and the absence of any material adverse change. The Company's ability to meet its working capital and operational needs and to provide funds for debt service, capital expenditures and other cash requirements is dependent upon the availability of financing under the New Credit Facility. In addition, the Company intends to pursue opportunities to acquire additional cellular telephone systems which, if successful, will require the Company to obtain additional equity or debt financing to fund such acquisitions. There can be no assurances as to the availability or terms of any such financing or that the terms of the Notes or the New Credit Facility will not restrict or prohibit any such debt financing. See "Description of New Credit Facility" and "Description of Notes."

  The Company's ability to borrow is also limited by the terms of PCC's outstanding PIK Preferred Stock, which limits the ability of PCC and its subsidiaries, including the Company and its subsidiaries, to incur additional indebtedness and to make certain restricted payments, including investments. A portion of the proceeds of the Offering was used to redeem the PIK Preferred Stock.

  The Company's ability to meet its debt service requirements, including those represented by the Notes, will require significant and sustained growth in the Company's cash flow. In addition, the Company expects to fund its growth strategy from cash from operations and borrowings under the New Credit Facility. There can be no assurance that the Company will be successful in improving its cash flow by a sufficient magnitude or in a timely manner or in raising additional equity or debt financing to enable the Company to meet its debt service requirements or to sustain its growth strategy. In addition, if the Company is unable to avoid the $50.9 million tax payment due with respect to the Fort Myers Sale and Georgia Sale, the Company may be required to obtain additional equity or debt financing. There can be no assurances that the Company would be successful in procuring any such financing.

LIMITATIONS ON ACCESS TO CASH FLOW OF SUBSIDIARIES; HOLDING COMPANY STRUCTURE

  Holdings is a holding company, and its ability to pay interest on the Notes is dependent upon the receipt of dividends from its direct and indirect subsidiaries. Holdings does not have, and may not in the future have, any assets other than the common stock of PCW. PCW entered into the New Credit Facility and is a party to an indenture related to the Senior Subordinated Notes (the "Senior Subordinated Note Indenture"), each of which imposes substantial restrictions on PCW's ability to pay dividends to Holdings. Any payment of dividends will be subject to the satisfaction of certain financial conditions set forth in the Senior Subordinated Note Indenture and the New Credit Facility. The ability of PCW to comply with such conditions in the Senior Subordinated Note Indenture may be affected by events that are beyond the control of Holdings. The breach of any such conditions could result in a default under the Senior Subordinated Note Indenture and/or the New Credit

Facility, and in the event of any such default, the holders of the Senior Subordinated Notes or the lenders under the New Credit Facility could elect to accelerate the maturity of all the Senior Subordinated Notes or the loans under such facility. If the maturity of the Senior Subordinated Notes or the loans under the New Credit Facility were to be accelerated, all such outstanding debt would be required to be paid in full before PCW would be permitted to distribute any assets or cash to Holdings. In certain circumstances, including a merger of PCC and PriCellular Corporation, it is possible that holders of Senior Subordinated Notes and loans under the New Credit Facility would have the right to require PCW to repurchase the Senior Subordinated Notes and to repay the loans under the New Credit Facility while Holders of the Notes would not have a similar right to require the Company to repurchase the Notes. See "Description of Notes--Change of Control." There can be no assurance that the assets of the Company would be sufficient to repay all of such outstanding debt and to meet its obligations under the Indenture. Future borrowings by PCW can be expected to contain restrictions or prohibitions on the payment of dividends by such subsidiaries to Holdings. In addition, under Delaware law, a subsidiary of a company is permitted to pay dividends on its capital stock only out of its surplus or, in the event that it has no surplus, out of its net profits for the year in which a dividend is declared or for the immediately preceding fiscal year. Surplus is defined as the excess of a company's total assets over the sum of its total liabilities plus the par value of its outstanding capital stock. In order to pay dividends in cash, PCW must have surplus or net profits equal to the full amount of the cash dividend at the time such dividend is declared. In determining PCW's ability to pay dividends, Delaware law permits the Board of Directors of PCW to revalue its assets and liabilities from time to time to their fair market values in order to create surplus. The Company cannot predict what the value of its subsidiaries' assets or the amount of their liabilities will be in the future and, accordingly, there can be no assurance that the Company will be able to pay its debt service obligations on the Notes.

  As a result of the holding company structure of the Company, the Holders of the Notes are structurally junior to all creditors of Holdings's subsidiaries, except to the extent that Holdings is itself recognized as a creditor of any such subsidiary, in which case the claims of Holdings would still be subordinate to any security in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Holdings. In the event of insolvency, liquidation, reorganization, dissolution or other winding-up of Holdings's subsidiaries, Holdings will not receive any funds available to pay to creditors of the subsidiaries. As of September 30, 1997, on a pro forma basis after giving effect to the Offering, the application of the estimated net proceeds therefrom and the Acquisition and related financings, Holdings's subsidiaries would have had outstanding $620.0 million of Indebtedness, including Indebtedness under the Senior Subordinated Notes and the New Credit Agreement and $276.0 million of other liabilities, including $197.1 million of deferred income tax liabilities recorded in connection with the purchase accounting treatment of the Acquisition and trade payables.

POSSIBLE INABILITY TO PURCHASE NOTES UPON A CHANGE OF CONTROL OR ASSET SALE; POSSIBLE EFFECT OF A CHANGE OF CONTROL

  Upon a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all outstanding Notes. See "Description of Notes--Change of Control." However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases of Notes tendered, especially after giving effect to provisions of the Credit Agreement and the Senior Subordinated Notes Indenture which require repayment or repurchase, as the case may be, upon such a Change of Control. Similarly, there can be no assurance that, upon the occurrence of an Asset Sale which requires prepayment under the Indenture, the Company will have sufficient funds available to satisfy such obligation after giving effect to required prepayments under the Credit Agreement and the Senior Subordinated Notes Indenture as a result of an Asset Sale. In certain circumstances, including a merger of PCC and PriCellular Corporation, it is possible that holders of Senior Subordinated Notes and loans under the New Credit Facility would have the right to require PCW to repurchase the Senior Subordinated Notes and to repay the loans under the New Credit Facility while Holders of the Notes would not have a similar right to require the Company to repurchase the Notes. See "Description of Notes--Change of Control."

GUARANTEE AND SECURITY FOR THE NOTES

  As of the closing of the Offering (the "Issue Date"), the Company's capital stock is the only significant asset of the Guarantor and dividends on the Company's capital stock will be the sole source of funds available to the Guarantor to meet its obligations under the Guarantee. See "Description of the Guarantee." The payment of dividends on the Company's capital stock, however, is significantly restricted by certain covenants contained in the Indenture and the New Credit Facility and may be restricted by other agreements entered into by the Company in the future and by applicable law. See "Description of Notes--Certain Covenants--Limitation on Restricted Payments," "Description of New Credit Facility." The Guarantee is secured by a lien on and security interest in all of the issued and outstanding capital stock of the Company. See "Description of the Guarantee--Security." As of September 30, 1997, on a pro forma basis after giving effect to the Offering, the application of the estimated net proceeds therefrom and the Acquisition and related financings, the Company would have had stockholders' equity of $52.8 million. In addition, there is no existing public market for the Company's capital stock, and even if such capital stock could be sold, there can be no assurance that the proceeds from the sale of such capital stock would be sufficient to satisfy the amounts due on the Notes in the event of a default. Furthermore, the ability of the Holders of the Notes to realize upon the collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See "--Certain Other Bankruptcy Considerations." Absent an acceleration of the Notes, the Guarantor will be able to vote, as it sees fit in its sole discretion, the stock of the Company. Further, any transfer of the power to vote the capital stock of the Company, including as a result of foreclosure on pledged capital stock, will require FCC approval. In the event of a bankruptcy or liquidation of the Company, the security interest in the Company's capital stock may be of no value to Holders of Notes because holders of the Company's capital stock would be entitled only to the assets which remained after all indebtedness of the Company (including the Notes) had been paid in full.

LIMITATIONS ON HOLDERS' CLAIMS

  Under the Indenture, in the event of an acceleration of the maturity of the Notes upon the occurrence of an Event of Default, the Holders of the Notes may be entitled to recover only the amount which may be declared due and payable pursuant to the Indenture, which will be less than the principal amount at maturity of such Notes. See "Description of Notes--Events of Default and Remedies."

  If a bankruptcy case is commenced by or against Holdings under the Bankruptcy Code, the claim of a Holder of Notes with respect to the principal amount thereof may be limited to an amount equal to the sum of (i) the issue price of the Notes as set forth in the cover page hereof and (ii) that portion of the original issue discount (as determined on the basis of such issue price) which is not deemed to constitute "unmatured interest" for purposes of the Bankruptcy Code (as defined herein). Accordingly, Holders of the Notes under such circumstances may, even if sufficient funds are available, receive a lesser amount than they would be entitled to under the express terms of the Indenture. In addition, there can be no assurance that a bankruptcy court would compute the accrual of interest under the same rules as those used for the calculation of original issue discount under federal income tax law and accordingly, a Holder might be required to recognize gain or loss in the event of a distribution related to such a bankruptcy case.

NET LOSSES

  On a pro forma basis after giving effect to the Offering and the financing of the Acquisition, the Company would have incurred net losses of approximately $54.4 million and $32.0 million, respectively, for the year ended December 31, 1996 and the nine months ended September 30, 1997. There can be no assurance that the Company's future operations will generate sufficient earnings to pay its obligations. The Company expects to incur net losses for several years. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  Although current policies of the FCC authorize only two licensees to operate cellular telephone systems in each cellular market, there is, and the Company expects there will continue to be, competition from the other licensee authorized to serve each cellular market in which the Company operates, as well as from resellers of cellular service. Competition for subscribers between cellular licensees is based principally upon the services and enhancements offered, the technical quality of the cellular telephone system, customer service, system coverage and capacity and price. The Company competes with a wireline licensee in each of its cellular markets, some of which are larger and have access to more substantial capital resources than the Company.

  The Company also faces competition from other existing communications technologies such as conventional mobile telephone service, specialized mobile radio ("SMR") and enhanced specialized mobile radio ("ESMR") systems and paging services. ESMR is a digital transmission system providing for "cellular-like" communications service. The Company also faces limited competition from and may in the future face increased competition from PCS. It is expected that broadband PCS will involve a network of small, low-powered transceivers placed throughout a neighborhood, business complex, community or metropolitan area to provide customers with mobile and portable voice and data communications. PCS may be capable of offering, and PCS operators claim they will offer, additional services not offered by cellular providers. PCS subscribers could have dedicated personal telephone numbers and would communicate using small digital radio handsets that could be carried in a pocket or purse. There can be no assurances that the Company will be able to provide nor that it will choose to pursue, depending on the economics thereof, such services and features. The Company currently believes that traditional tested cellular is economically proven unlike many of these other technologies and therefore does not intend to pursue such other technologies.

  Although the Company believes that the technology, financing and engineering of these other technologies is not as advanced as their publicity would suggest, there can be no assurance that one or more of the technologies currently utilized by the Company in its business will not become obsolete at some time in the future. See "Business of the Company--Competition."

  The Company also faces competition from "resellers." The FCC requires all cellular licensees to provide service to resellers. A reseller provides wireless service to customers but does not hold an FCC license or own facilities. Instead, the reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public.

POTENTIAL FOR REGULATORY CHANGES AND NEED FOR REGULATORY APPROVALS

  The licensing, construction, operation, acquisition, assignment and transfer of cellular telephone systems, as well as the number of licensees permitted in each market, are regulated by the FCC. Changes in the regulation of cellular activities could have a material adverse effect on the Company's operations. In addition, all cellular licenses in the United States are granted for an initial term of up to 10 years and are subject to renewal. The Company's cellular licenses expire in the following years with respect to the following number of service areas: 1997 (four); 1998 (three); 2000 (two); 2001 (four); 2002 (two) and 2006 (one). On September 22, 1997, the Company filed License Renewal Applications with the FCC for the Savannah, Georgia MSA; the Albany, Georgia MSA; the Montgomery, Alabama MSA; and the Panama City, Florida MSA. Although these four licenses have since expired, the Company is permitted to continue to operate in these areas during the pendency of its renewal applications. While the Company believes that each of these licenses will be renewed based upon FCC rules establishing a renewal expectancy in favor of licensees that have complied with their regulatory obligations during the relevant license period, there can be no assurance that all of the Company's licenses will be renewed in due course. In the event that a license is not renewed, the Company would no longer have the right to operate in the relevant service area. A non-renewal of all licenses that are currently pending would have a material adverse effect on the Company's results of operations. See "Business of the Company--Regulation."

FLUCTUATIONS IN MARKET VALUE OF LICENSES

  A substantial portion of the Company's assets consists of its interests in cellular licenses. The assignment of interests in such licenses is subject to prior FCC approval and may also be subject to contractual restrictions, future competition and the relative supply and demand for radio spectrum. The future value of the Company's interests in its cellular licenses will depend significantly upon the success of the Company's business. While there is a current market for the Company's licenses, such market may not exist in the future or the values obtainable may be significantly lower than at present. As a consequence, in the event of the liquidation or sale of the Company's assets, there can be no assurance that the proceeds would be sufficient to pay the Company's obligations, and a significant reduction in the value of the licenses could require a charge to the Company's results of operations.

RELIANCE ON USE OF THIRD-PARTY SERVICE MARK

  The Company currently uses the registered service mark CELLULAR ONE to market its services. The Company's use of this service mark is governed by five-year contracts between the Company and Cellular One Group, the owner of the service mark. See "Description of Cellular One Agreements." If these agreements are not renewed upon expiration and the Company therefore is no longer permitted to use the CELLULAR ONE service mark, the Company's ability both to attract new subscribers and to retain existing subscribers could be materially affected. In addition, if for some reason beyond the Company's control, the name CELLULAR ONE were to suffer diminished marketing appeal, the Company's ability both to attract new subscribers and retain existing subscribers could be materially affected. AT&T Wireless Services, Inc., which has been the single largest user of the CELLULAR ONE service mark, has significantly reduced its use of the service mark as a primary service mark. There can be no assurance that such reduction in use by AT&T Wireless will not have an adverse effect on the marketing appeal of the brand name.

DEPENDENCE ON KEY PERSONNEL

  The Company's affairs are managed by a small number of key management and operating personnel, the loss of whom could have an adverse impact on the Company. Robert Price, the Director of the Company and of PCW, and a Director, the President, Chief Executive Officer and Treasurer of PCC, also serves as a Director and Chairman of PriCellular Corporation ("PriCellular"), another operator of cellular telephone systems. The Company believes that Mr. Price's positions with the Company and PriCellular complement one another and benefit both companies because the systems they operate are similar but do not directly compete with one another. Mr. Price's employment agreement with PriCellular provides that he may not be an employee of or have an ownership interest in any company engaged in the operation of cellular telephone systems in the United States other than PriCellular and that any such other company may not acquire any additional cellular telephone system within the United States, in each case, without the unanimous consent of the executive committee of the Board of Directors of PriCellular. The executive committee of the Board of Directors of PriCellular has approved the acquisition of Palmer by PCC. Although the Company and PriCellular historically have not imposed inconsistent demands on Mr. Price's availability, there can be no assurances that such conflicts will not arise in the future.


  The Company entered into employment contracts with William J. Ryan and M. Wayne Wisehart to remain as officers of the Company and also entered into employment contracts with other key employees prior to the consummation of the Acquisition. The success of the Company's operations and expansion strategy depends on its ability to retain and to expand its staff of qualified personnel in the future.

RADIO FREQUENCY EMISSION CONCERNS

  Media reports have suggested that certain radio frequency ("RF") emissions from portable cellular telephones may be linked to certain types of cancer. In addition, recently a limited number of lawsuits have been brought, not involving the Company, alleging a connection between cellular telephone use and certain types of cancer. Concerns over RF emissions and interference may have the effect of discouraging the use of cellular telephones, which could have an adverse effect upon the Company's business. As required by the Telecom Act, in August 1996, the FCC adopted new guidelines and methods for evaluating RF emissions from radio equipment, including cellular telephones. While the new guidelines impose more restrictive standards on RF emissions from low power devices such as portable cellular telephones, the Company believes that all cellular telephones currently marketed and in use comply with the new standards.

  The Company carries $4.0 million in General Liability insurance and $25 million in umbrella liability coverage. This insurance would cover any liability suits with respect to human exposure to radio frequency emissions. The Company believes that this coverage is adequate to cover potential liabilities.

FRAUDULENT CONVEYANCE STATUTES

  Various laws enacted for the protection of creditors may apply to the Company's incurrence of indebtedness and other obligations in connection with the Acquisition, including the issuance of the Notes and the provision of the Guarantee by the Guarantor. If a court were to find in a lawsuit by an unpaid creditor or representative of creditors of the Company or the Guarantor that the Company or the Guarantor did not receive fair consideration or reasonably equivalent value for incurring such indebtedness or obligation or providing the Guarantee and, at the time of such incurrence, the Company or the Guarantor (i) was insolvent; (ii) was rendered insolvent by reason of such incurrence; (iii) was engaged in a business or transaction for which the assets remaining in the Company or the Guarantor constituted unreasonably small capital; or (iv) intended to incur or believed it would incur obligations beyond its ability to pay such obligations as they mature, such court, subject to applicable statutes of limitation, could determine to invalidate, in whole or in part, such indebtedness and obligations as fraudulent conveyances or subordinate such indebtedness and obligations to existing or future creditors of the Company or the Guarantor.

  The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction which is being applied. Generally, however, the Company or the Guarantor would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at a fair valuation or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. On the basis of its historical financial information, its recent operating history as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other factors, the Company's management believes that, after giving effect to indebtedness incurred in connection with the Acquisition and the other related financings, the Company will not be rendered insolvent, it will have sufficient capital for the businesses in which it will be engaged and it will be able to pay its debts as they mature; however, management has not obtained any independent opinion regarding such issues. There can be no assurance as to what standard a court would apply in making such determinations.

  In addition, the Guarantee may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of the Guarantor. In such a case, the analysis set forth above would generally apply, except that the Guarantee could also be subject to the claim that, since the Guarantee was incurred for the benefit of the Company (and only indirectly for the benefit of the Guarantor), the obligations of the Guarantor thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could avoid the Guarantor's obligation under the Guarantee, subordinate the Guarantee to other indebtedness of the Guarantor or take other action detrimental to the Holders of the Notes.

  To the extent the Guarantee was avoided as a fraudulent conveyance, limited as described above, or held unenforceable for any other reason, Holders of the Notes would, to such extent, cease to have a claim in respect of the Guarantee and, to such extent, would be creditors solely of the Company. In such event, the claims of the Holders of the Notes against the Guarantor would be subject to the prior payment of all liabilities of the Guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the Holders of Notes.

CERTAIN OTHER BANKRUPTCY CONSIDERATIONS

  The right of the Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default (as defined) is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Guarantor prior to the Trustee's having disposed of the Collateral. Under Title 11 of the United States Code (the "Bankruptcy Code"), a secured creditor such as the

Trustee is prohibited from disposing of a security repossessed from a debtor in a bankruptcy case without bankruptcy court approval. Moreover, the Bankruptcy Code prohibits a secured creditor from disposing of collateral even though the debtor is in default under the applicable debt instruments if the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of disposition during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could dispose of the Collateral, or whether or to what extent Holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection."

EQUIPMENT FAILURE; NATURAL DISASTER

  Although the Company carries "business interruption" insurance, a major equipment failure or a natural disaster affecting any one of the Company's central switching offices or certain of its cell sites could have a significant adverse effect on the Company's operations.

LACK OF PUBLIC MARKET

  The New Notes are being offered to the Holders of the Old Notes. The Old Notes were issued on August 11, 1997 to a limited number of investors. The New Notes are new securities for which there currently is no market. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. There can be no assurance that an active trading market for the New Notes will develop. If a trading market develops for the New Notes, future trading prices of such securities will depend on many factors, including prevailing interest rates, the Company's results of operations and financial condition and the market for similar securities.

                                THE ACQUISITION

  Prior to the Merger, Holdings had no assets, liabilities or operations and the Guarantor had no assets (other than the capital stock of Holdings), liabilities or operations. Holdings is a wholly owned indirect subsidiary of PCC, which was incorporated in 1979, and a wholly owned direct subsidiary of the Guarantor.

  On May 23, 1997, PCC, PCW and Palmer entered into an Agreement and Plan of Merger. The Merger Agreement provided, among other things, for the merger of PCW with and into Palmer with Palmer as the surviving corporation. On October 6, 1997, the Merger was consummated and Palmer changed its name to "Price Communications Wireless, Inc." Pursuant to the Merger Agreement, PCC acquired each issued and outstanding share of common stock of Palmer for a purchase price of $17.50 per share in cash and purchased outstanding options and rights under employee and director stock purchase plans for an aggregate price of $486.4 million. In addition, as a result of the Merger, the Company assumed the Palmer Existing Indebtedness of approximately $378.0 million. As a result, the aggregate purchase price for Palmer (not including transaction fees and expenses) was $864.4 million. The Company refinanced all of the Palmer Existing Indebtedness concurrently with the consummation of the Merger. PCW entered into the Fort Myers Sale Agreement to sell Palmer's Fort Myers, Florida MSA covering approximately 382,000 Pops for $168.0 million. On October 6, 1997, the Fort Myers Sale was consummated and generated approximately $166.0 million of proceeds to the Company. The proceeds of the Fort Myers Sale were used to fund a portion of the acquisition of Palmer. On October 21, 1997, PCC and PCW entered into the Georgia Sale Agreement to sell Palmer's Georgia-1 RSA for $25 million. The Georgia Sale was consummated on December 30, 1997. The proceeds from the Georgia Sale will be used to retire a portion of the debt used to fund the acquisition of Palmer.

  In order to fund the Acquisition and pay related fees and expenses, PCW issued the Senior Subordinated Notes and entered into the New Credit Facility, which provides for term loan borrowings in the aggregate principal amount of approximately $325.0 million and revolving loan borrowings of $200.0 million. On October 6, 1997, PCW borrowed all term loans available thereunder and approximately $120.0 million of revolving loans. The remaining revolving loans will, subject to a borrowing base and other significant conditions, including the absence of any material adverse change, be available to fund the working capital requirements of the Company. DLJ Capital Funding provided and syndicated the New Credit Facility. See "Description of New Credit Facility."

  The acquisition of Palmer was funded in part through the PCC Equity Contribution which was in the form of cash and common stock of Palmer. An additional amount of approximately $47.5 million of the purchase price for the acquisition of Palmer was raised as a portion of the proceeds from the Offering.

  The following table sets forth the estimated sources and uses of funds for the Acquisition, the redemption of the PIK Preferred Stock and certain warrants to purchase PCC Common Stock and related fees and expenses:

TOTAL SOURCES:                                                    (IN MILLIONS)
New Credit Agreement:
  Term Loan......................................................    $ 325.0
  Revolving Credit Facility......................................      120.0
11 3/4% Senior Subordinated Notes due 2007.......................      175.0
Units............................................................       80.0
PCC Equity Contribution..........................................       77.4
Proceeds from Fort Myers and Georgia Sales.......................      191.0
                                                                     -------
    Total sources................................................    $ 968.4
                                                                     =======
TOTAL USES:
Cash consideration for Palmer common stock.......................    $ 486.4
Palmer Existing Indebtedness (as of September 30, 1997)..........      378.0
Estimated transaction fees and expenses..........................       37.8
Cash for redemption of PIK Preferred Stock and warrants to
purchase PCC Common Stock........................................       29.2
Excess cash......................................................       37.0
                                                                     -------
    Total uses...................................................    $ 968.4
                                                                     =======

  The foregoing table does not reflect any provision for any taxes payable in connection with the Fort Myers Sale or the Georgia Sale. The Company has a tax planning strategy which it believes will avoid the payment of the $50.9 million tax which would otherwise be payable in connection with the Fort Myers Sale and the Georgia Sale. Although the unaudited pro forma condensed balance sheet reflects a $50.9 million deferred tax liability attributable to the Fort Myers Sale, the Company has a tax planning strategy which it believes will avoid the payment of such tax.

  The operating assets of Fort Myers ("Fort Myers Assets") were held, prior to the Fort Myers Sale, by FMT, Ltd. (the "Partnership"), a partnership formed in 1988. A 99% general partnership interest was held by a subsidiary of Palmer ("Palmer Sub") and 1% limited partnership interest was held by Capri Associates, a general partnership ("Capri"), whose partners are three individuals. The Partnership borrowed $166.32 million from a third party and secured the loan with a pledge of the Fort Myers Assets. The Partnership then formed a wholly-owned subsidiary, FMT Palmer, Inc. ("FMT Palmer"), to which it contributed the $166.32 million in exchange for all of the stock of FMT Palmer. FMT Palmer then loaned the cash to Palmer, pursuant to an interest-bearing note maturing in ten years. At the same time, Palmer Sub entered into a redemption agreement with the Partnership, pursuant to which Palmer Sub had the option to have its interest in the Partnership redeemed in exchange for
(i) $166.32 million in cash or (ii) the stock of FMT Palmer. Palmer subsequently acquired a general partnership interest of one-tenth of 1% interest in the Partnership. On October 6, 1997, Palmer Sub exercised its rights under the redemption agreement and elected to receive 100% of the stock of FMT Palmer in redemption of its general partnership interest in the Partnership. As a result, Palmer Sub's tax basis in the Partnership of approximately $17.7 million was carried over to the stock of FMT Palmer. That basis will be increased by gains required to be recognized under Section 751 of the Internal Revenue Code (the "Code") on the asset distribution, which is estimated to be approximately $9 million. FMT Palmer continues to have, as its sole asset, the note receivable from Palmer.

  Upon the redemption of Palmer Sub, Palmer held a 1% general partnership interest in the Partnership and Capri held a 99% limited partnership interest. The Partnership has made an election under Section 754 of the Code, attributable to the redemption of the Palmer Sub partnership interest and the assumption of liabilities by the remaining partners to adjust the basis of the Fort Myers Assets. The sales of the Fort Myers Assets by the Partnership, which followed the redemption of Palmer Sub, resulted in no gain because the proceeds were equal to the adjusted basis of the assets. The Partnership retired the $166.32 million debt out of the sales proceeds and distributed $1.68 million to Capri to retire its interest in the Partnership. The Company intends to apply any changes in such tax liability in future periods, whether increases or decreases, to decrease or increase the value assigned to the cellular licenses acquired from Palmer in the Acquisition.


                                USE OF PROCEEDS

  The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. The net proceeds from the sale of the Units, after deducting expenses of the Offering, are approximately $76.7 million. Approximately $47.5 million of the net proceeds of the Offering, together with borrowings by PCW under the New Credit Agreement, the PCC Equity Contribution and proceeds from the Fort Myers Sale were used to finance the acquisition of Palmer and related fees and expenses. Approximately $29.2 million of the net proceeds of the Offering were applied to the redemption of the PIK Preferred Stock and certain warrants to purchase PCC Common Stock owned by NatWest Capital Markets Limited.

                                CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of the Guarantor as of September 30, 1997 on (i) an actual basis and (ii) on a pro forma basis after giving effect to the Acquisition, the sale of the Units, the redemption of the PIK Preferred Stock and certain warrants to purchase PCC Common Stock, and the other transactions described herein under "Unaudited Pro Forma Condensed Financial Statements" as if such transactions occurred as of such date. This table should be read in conjunction with the consolidated financial statements of Palmer, including the notes thereto, the "Unaudited Pro Forma Condensed Consolidated Financial Statements" and notes thereto, included elsewhere herein, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "The Acquisition."

                                                           AS OF SEPTEMBER
                                                               30, 1997
                                                          ------------------
                                                                      PRO
                                                           ACTUAL    FORMA
                                                          --------- --------
                                                            (IN THOUSANDS)
New Credit Facility...................................... $      -- $445,000
11 3/4% Senior Subordinated Notes due 2007...............   175,000  175,000
13 1/2% Senior Secured Discount Notes due 2007...........    77,327   75,349(1)
                                                          --------- --------
    Total long-term debt (including current portion of
     long-term debt).....................................   252,327  695,349
                                                          --------- --------
Stockholders' equity:
  Common Stock, $0.01 par value per share, 100 shares
   authorized, issued and outstanding actual and pro
   forma.................................................        --       --
  Additional paid-in capital.............................        --   52,806
                                                          --------- --------
    Total stockholders' equity...........................        --   52,806
                                                          --------- --------
    Total capitalization................................. $ 252,327 $748,155
                                                          ========= ========

--------

(1) Excludes accreted interest from date of issuance on basis of assumption that Notes were issued as of September 30, 1997.

                  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL STATEMENTS

  The following unaudited pro forma condensed consolidated balance sheet of the Guarantor as of September 30, 1997 gives effect to the following transactions as if they occurred at that date and the related unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1996 and the nine month period ended September 30, 1997 give effect to the following transactions as if they occurred at the beginning of the relevant period:

    (a) The Acquisition of Palmer. On October 6, 1997, Holdings acquired Palmer pursuant to a merger agreement between PCW and Palmer, with Palmer as the surviving corporation. Pursuant to the Merger Agreement, PCC acquired each issued and outstanding share of common stock of Palmer for a purchase price of $17.50 per share in cash and purchase outstanding options and rights under employee and director stock purchase plans for an aggregate price of $486.4 million. In addition, the Company assumed the Palmer Existing Indebtedness of approximately $378.0 million. As a result, the aggregate purchase price (not including transaction fees and expenses) was $864.4 million. See "The Acquisition". Certain of the acquired assets related to the Fort Myers and Georgia operations were sold pursuant to the Fort Myers and Georgia Sales. See "The Acquisition." These assets have been assigned values based on the net proceeds from such sales.

    (b) The Fort Myers Sale (the proceeds of which were used to pay Palmer Existing Indebtedness). On October 6, the Fort Myers Sale was consummated and generated proceeds of $166.0 million.

    (c) The issuance and sale by PCW of $175.0 million aggregate principal amount of its 11 3/4% Senior Subordinated Notes due 2007.

    (d) The financing of PCW under the New Credit Facility, which provides for term loan borrowings in the aggregate principal amount of approximately $325.0 million and revolving loan borrowings of $200.0 million. On October 6, 1997, PCW borrowed all term loans available thereunder and approximately $120.0 million of revolving loans. See "Description of New Credit Facility".

    (e) The issuance and sale by Holdings of 153,400 Units in the Offering. The Unit consisted of $153,400,000 in aggregate principal amount at maturity of the Old Notes, together with warrants to purchase 527,696 shares of PCC Common Stock, and were sold pursuant to a Purchase Agreement between PCC, the Guarantor, Holdings and NatWest Capital Markets, Limited and Wasserstein Perella Securities, Inc. In the unaudited pro forma financial statements, the proceeds from the issuance of the Units have been allocated to the Old Notes and the Warrants based on the fair value of the individual securities as of the date of issuance. Because the Warrants are for PCC stock, the value assigned to the Units has been recorded as an equity contribution from PCC.

    (f) The PCC Equity Contribution, a $77.4 million contribution from PCC in the form of cash and common stock of Palmer, was contributed by PCC to fund the acquisition of Palmer.

    (g) The Georgia Sale. On December 30, 1997, the Company sold substantially all of the assets used or useful in the operation of the non-wireline cellular telephone system serving the Georgia-1 Whitfield Rural Service Area. The $25 million in proceeds will be used to retire a portion of the debt used to fund the acquisition of Palmer.

  The Acquisition will be recorded pursuant to the purchase method of accounting. The Guarantor has determined that the fair value of Palmer's assets and liabilities equal their historical costs and has therefore not modified the historical costs in the unaudited financial information.

  The unaudited pro forma condensed consolidated financial statements have been prepared by the Guarantor's management. The unaudited pro forma data is not designed to represent and does not represent what the Guarantor's results of operations or financial position would have been had the above transactions been completed on or as of the dates assumed, and are not intended to project the Guarantor's results of operations for any future period or as of any future date. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited and unaudited consolidated financial statements and notes of Palmer, included elsewhere in this Prospectus.

  While the Offering was consummated on August 11, 1997, the Merger was not consummated until October 6, 1997. Accordingly, for the two month period after the closing of the Offering, and prior to the consummation of the Merger, the Company incurred interest expense on the Notes, but was not entitled to any of the cash flows or earnings of Palmer. The unaudited pro forma condensed consolidated financial statements do not reflect this additional interest expense or the accrued liability related thereto since the unaudited pro forma condensed consolidated statements of operations assume that such transactions were consummated on January 1, 1996 and the unaudited pro forma condensed consolidated balance sheet assumes that such transactions were consummated on September 30, 1997. In addition, the pro forma condensed consolidated financial statements assume the repayment of the $378.0 million of Palmer Existing Indebtedness and accrued interest on Palmer Existing Indebtedness as of September 30, 1997. As a result of the Merger, the Company assumed all Palmer Existing Indebtedness. The Company refinanced all of the Palmer Existing Indebtedness concurrently with the consummation of the Merger.

  Although the unaudited pro forma condensed balance sheet reflects a $50.9 million deferred tax liability attributable to the Fort Myers Sale and Georgia Sale, the Company has a tax planning strategy which it believes will avoid the payment of such tax. See "The Acquisition."

                       PRICE COMMUNICATIONS CELLULAR INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                 PRO FORMA
                                                ADJUSTMENTS                          PRO FORMA
                                                  FOR THE                         ADJUSTMENTS FOR
                                    FT. MYERS    FT. MYERS                        THE ACQUISITION
                                     SALE AND     SALE AND    PALMER AS           AND THE RELATED  PRO FORMA
                           PALMER  GEORGIA SALE GEORGIA SALE  ADJUSTED  GUARANTOR   FINANCINGS     GUARANTOR
                          -------- ------------ ------------  --------- --------- ---------------  ----------
ASSETS
Current assets:
  Cash and cash equiva-
   lents................  $  3,581   $    60      $191,028(a) $194,549    $          $(154,072)(d) $   40,477
  Investments...........
  Accounts receivable,
   net..................    22,178     3,120                    19,058                                 19,058
  Inventory.............     2,466       655                     1,811                                  1,811
  Prepaid expenses and
   other current assets.     3,411       137                     3,274                                  3,274
                          --------   -------      --------    --------    ----       ---------     ----------
    Total current as-
     sets...............    31,636     3,972       191,028     218,692                (154,072)        64,620
Property, plant and
 equipment, net.........   161,351    15,910                   145,441                                145,441
Cellular licenses, net..   396,282    34,669                   361,613                 437,925(i)     799,538
Deferred costs, net.....     8,840                               8,840                   7,891(e)      16,731
Other ..................     1,706        83                     1,623                                  1,623
                          --------   -------      --------    --------    ----       ---------     ----------
    Total assets........  $599,815   $54,634      $191,028    $736,209    $          $ 291,744     $1,027,953
                          ========   =======      ========    ========    ====       =========     ==========
LIABILITIES AND STOCK-
 HOLDERS' EQUITY
Current liabilities:
  Accounts payable and
   accrued expenses ....  $ 19,802   $   850      $           $ 18,952    $          $             $   18,952
  Other current liabili-
   ties.................     4,823       420                     4,403                                  4,403
                          --------   -------      --------    --------    ----       ---------     ----------
    Total current
     liabilities........    24,625     1,270                    23,355                                 23,355
Long-term debt..........   378,000                             378,000                 317,349(f)     695,349
Deferred tax liability..    11,389                  50,900(b)   62,289                 179,549(g)     241,838
Other long-term liabili-
 ties...................     7,445    (7,160)                   14,605                                 14,605
                          --------   -------      --------    --------    ----       ---------     ----------
    Total liabilities...   421,459    (5,890)       50,900     478,249                 496,711        975,147
Stockholders' equity....   178,356    60,524       140,128(c)  257,960                (205,154)(h)     52,806
                          --------   -------      --------    --------    ----       ---------     ----------
    Total liabilities
     and stockholders'
     equity.............  $599,815   $54,634      $191,028    $736,209    $          $ 291,744     $1,027,953
                          ========   =======      ========    ========    ====       =========     ==========

                       PRICE COMMUNICATIONS CELLULAR INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

  For purposes of determining the pro forma effect of the transactions described above on the condensed consolidated balance sheets of the Guarantor as of September 30, 1997, the following adjustments have been made:

 (A) CASH AND CASH EQUIVALENTS
     Cash proceeds from the Ft. Myers Sale and Georgia Sale.......   $ 191,028
                                                                     =========
 (B) TAX PAYABLE
     Tax payable resulting from gain on Ft. Myers Sale and Georgia
     Sale using a 39% effective tax rate (see the discussion on page 25 of the Company's tax planning strategy to avoid the
     payment of such tax).........................................   $  50,900
                                                                     =========
 (C) STOCKHOLDERS' EQUITY
     Represents the proceeds on the Ft. Myers Sale and Georgia
     Sale, net of related tax payable on the gain.................   $ 140,128
                                                                     =========
 (D) CASH AND CASH EQUIVALENTS
     Proceeds from New Credit Facility............................   $ 445,000
     Proceeds from issuance of the Senior Subordinated Notes......     175,000
     Proceeds from sale of the Warrants...........................       4,651
     Proceeds from sale of the Old Notes..........................      75,349
     Net equity contributed from PCC..............................      77,368
     Cash used to acquire Palmer outstanding stock and options....    (486,448)
     Cash used to retire Palmer Existing Indebtedness.............    (378,000)
     Cash used to pay estimated fees and expenses in connection
     with the acquisition of Palmer...............................     (21,048)
     Cash used to pay fees and expenses in connection with the
     debt financings..............................................     (16,731)
     Cash used to return capital to PCC...........................     (29,213)
                                                                     ---------
                                                                     $(154,072)
                                                                     =========
 (E) DEFERRED COSTS, NET
     Estimated fees and expenses in connection with the debt
     financings...................................................   $  16,731
     To write off unamortized deferred financing costs of Palmer..      (8,840)
                                                                     ---------
                                                                     $   7,891
                                                                     =========
 (F) LONG-TERM DEBT
     New Credit Facility..........................................   $ 445,000
     The Senior Subordinated Notes................................     175,000
     The Notes, net of original issue discount of $73,400 and
     Warrants value of $4,651.....................................      75,349
     Repayment of Palmer Existing Indebtedness....................    (378,000)
                                                                     ---------
                                                                     $ 317,349
                                                                     =========
 (G) DEFERRED TAX LIABILITY
     To record the deferred tax liability arising from the
     acquisition of FCC license using a 41% effective tax rate....   $ 179,549
                                                                     =========

                       PRICE COMMUNICATIONS CELLULAR INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

(H)  STOCKHOLDERS' EQUITY
     To reflect equity contribution from PCC.....................................  $  77,368
     To reflect equity contribution from PCC.....................................      4,651
     To eliminate the equity of adjusted Palmer in connection with the
     acquisition by PCW..........................................................   (257,960)
     To return capital to PCC....................................................    (29,213)
                                                                                   ---------
                                                                                   $(205,154)
                                                                                   =========
(I)  CELLULAR LICENSES, NET
     Represents the increase in cellular licenses due to the acquisition of
     Palmer......................................................................  $ 437,925
                                                                                   =========

                       PRICE COMMUNICATIONS CELLULAR INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                      PRO FORMA
                                                     ADJUSTMENTS                           PRO FORMA
                                                       FOR THE                          ADJUSTMENTS FOR
                                    FT.  MYERS SALE FT. MYERS SALE                      THE ACQUISITION
                                          AND            AND       PALMER AS            AND THE RELATED  PRO FORMA
                           PALMER    GEORGIA SALE    GEORGIA SALE  ADJUSTED   GUARANTOR   FINANCINGS     GUARANTOR
                          --------  --------------- -------------- ---------  --------- ---------------  ---------
Revenues................  $159,743      $25,383        $           $134,360    $           $             $134,360
Cost and expenses:
 Cost of cellular
  service/operating
  expenses..............    28,717        5,718                      22,999                                22,999
 Cost of equipment......    17,944        2,765                      15,179                                15,179
 Selling, general and
  administrative........    46,892        6,867          2,640(j)    42,665                                42,665
 Depreciation and
  amortization..........    25,013        2,114                      22,899                  12,514(k)     35,413
                          --------      -------        -------     --------    ------      --------      --------
Operating income (loss).    41,177        7,919         (2,640)      30,618                 (12,514)       18,104
Other income (expense):
 Interest expense, net..   (31,462)        (300)                    (31,162)                (40,893)(l)   (72,055)
 Other, net.............      (429)         (63)                       (366)                                 (366)
                          --------      -------        -------     --------    ------      --------      --------
   Total other income
    (expense)...........   (31,891)        (363)                    (31,528)                (40,893)      (72,421)
Minority interest share
 of income..............     1,880                                    1,880                                 1,880
                          --------      -------        -------     --------    ------      --------      --------
Income (loss) before
 income tax expense.....     7,406        7,556         (2,640)      (2,790)                (53,407)      (56,197)
Income tax expense
 (benefit)..............     2,724                                    2,724                  (4,488)(m)    (1,764)
                          --------      -------        -------     --------    ------      --------      --------
Net income (loss).......  $  4,682      $ 7,556        $(2,640)    $ (5,514)   $           $(48,919)     $(54,433)
                          ========      =======        =======     ========    ======      ========      ========
Deficiency of earnings
 to fixed charges.......                                                                                 $ 56,197

                       PRICE COMMUNICATIONS CELLULAR INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                    FOR THE PERIOD ENDED SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                     PRO FORMA
                                                    ADJUSTMENTS                            PRO FORMA
                                                      FOR THE                           ADJUSTMENTS FOR
                                    FT. MYERS SALE FT. MYERS SALE                       THE ACQUISITION
                                         AND            AND        PALMER AS            AND THE RELATED  PRO FORMA
                           PALMER    GEORGIA SALE   GEORGIA SALE   ADJUSTED   GUARANTOR   FINANCINGS     GUARANTOR
                          --------  -------------- --------------  ---------  --------- ---------------  ---------
Revenues................  $141,736     $23,415        $            $118,321    $           $             $118,321
Cost and expenses:
 Cost of cellular
  service/operating
  expenses..............    23,301       4,643                       18,658                                18,658
 Cost of equipment......    16,111       2,861                       13,250                                13,250
 Selling, general and
  administrative........    41,014       6,555          2,030 (j)    36,489                                36,489
 Depreciation and
  amortization..........    23,313       2,257                       21,056                   9,386 (k)    30,442
                          --------     -------        -------      --------    -------     --------      --------
Operating income (loss).    37,997       7,099         (2,030)       28,868                  (9,386)       19,482
Other income (expense):
 Interest income
  (expense), net........   (24,468)        334                      (24,802)                (28,966)(l)   (53,768)
 Other, net.............       208                                      208                                   208
                          --------     -------        -------      --------    -------     --------      --------
   Total other income
    (expense)...........   (24,260)        334                      (24,594)                (28,966)      (53,560)
Minority interest share
 of income..............     1,310                                    1,310                                 1,310
                          --------     -------        -------      --------    -------     --------      --------
Income (loss) before
 income tax expense.....    12,427       7,433         (2,030)        2,964                 (38,352)      (35,388)
Income tax expense
 (benefit)..............       --                                                            (3,366)(m)    (3,366)
                          --------     -------        -------      --------    -------     --------      --------
Net income (loss).......  $ 12,427     $ 7,433        $(2,030)     $  2,964    $           $(34,986)     $(32,022)
                          ========     =======        =======      ========    =======     ========      ========
Deficiency of earnings
 to fixed charges.......                                                                                 $ 35,388

                      PRICE COMMUNICATIONS CELLULAR INC.

                    NOTES TO UNAUDITED PRO FORMA CONDENSED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                (IN THOUSANDS)

  For purposes of determining the pro forma effect of the transactions described above on the condensed consolidated statements of operations of the Guarantor for the nine months ended September 30, 1997 and the year ended December 31, 1996, the following adjustments have been made:

                                                        FOR THE      FOR THE
                                                     PERIOD ENDED   YEAR ENDED
                                                     SEPTEMBER 30, DECEMBER 31,
                                                         1997          1996
                                                     ------------- ------------
(j) SELLING, GENERAL AND ADMINISTRATIVE
  Represents a portion of the operating expenses
   charged to Ft. Myers Sale and Georgia Sale by
   Palmer which may not be eliminated upon the Ft.
   Myers Sale and Georgia Sale......................    $ 2,030      $ 2,640
                                                        =======      =======
(k) DEPRECIATION AND AMORTIZATION
  Represents amortization of the FCC license over 40
   years............................................    $ 8,202      $10,936
  Represents amortization of the acquisition of
   Palmer and Offering costs
   over 5 years.....................................      1,184        1,578
                                                        -------      -------
                                                        $ 9,386      $12,514
                                                        =======      =======
(l) INTEREST EXPENSE, NET
  Interest expense on $445 million of Indebtedness
   under the New Credit Facility at an assumed
   interest rate of 8.5% per annum*.................    $28,369      $37,825
  Interest expense on $175 million of the Senior
   Subordinated Notes at an interest rate of 11.75%
   per annum........................................     15,422       20,563
  Interest expense on $80 million of the Notes at an
   interest rate of 13.50%..........................      8,100       11,165
  Interest expense related to the accretion of Notes
   due to Warrant value**...........................        349          465
  Represents current amortization expense related to
   deferred debt financing costs....................      1,313        1,750
  Represents current amortization expense related to
   deferred Notes issuance costs....................        215          287
  Elimination of previously recorded interest           (24,802)     (31,162)
   expense..........................................    -------      -------
                                                        $28,966      $40,893
                                                        =======      =======
  --------
   *An 1/8% change in the interest rate will
   increase or decrease the interest expense per
   annum on the bank debt by $531.
  **Represents the accretion over 10 years of the
   Notes resulting from the allocation of proceeds
   of the Offering between the Notes and the
   Warrants.
(m) INCOME TAX EXPENSE (BENEFIT)
  To record deferred tax benefit resulting from the
   amortization of the acquired FCC license.........    $(3,366)     $(4,488)
                                                        =======      =======

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data for the periods and dates indicated set forth below have been derived from the audited consolidated financial statements and the unaudited condensed consolidated financial statements of Palmer. The condensed consolidated results of operations of Palmer for the nine months ended September 30, 1996 and 1997 are unaudited and not necessarily indicative of Palmer's results of operations for the full year. The unaudited condensed consolidated financial data reflects all adjustments (consisting of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair summary of Palmer's financial position, results of operations and cash flows for and as of the end of the periods presented. The audited statements of operations, statements of stockholders' equity and statements of cash flows of the Guarantor are not included in the Registration Statement. While immediately prior to the consummation of the offering of the Old Notes the Guarantor has no assets, liabilities or operations, in prior years the Guarantor did have some operations. However, the documentation necessary to audit its operations for such prior periods is not readily available and, as a result, the audited financial statements for such periods are not available.

  The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Palmer's Consolidated Financial Statements and Notes thereto, included elsewhere herein.

                                                                             NINE MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                          -------------------------------------------------  ------------------
                            1992       1993    1994(1)   1995(2)   1996(3)     1996      1997
                             (IN THOUSANDS, EXCEPT PERCENTAGE AND PER SUBSCRIBER DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
 Service................  $  23,017  $ 35,173  $ 61,021  $ 96,686  $151,119  $111,803  $134,123
 Equipment sales and
 installation...........      4,284     6,285     7,958     8,220     8,624     6,349     7,613
                          ---------  --------  --------  --------  --------  --------  --------
     Total revenue......     27,301    41,458    68,979   104,906   159,743   118,152   141,736
                          ---------  --------  --------  --------  --------  --------  --------
Engineering, technical
 and other direct
 expenses...............      5,395     7,343    12,776    18,184    28,717    22,100    23,301
Cost of equipment.......      5,071     7,379    11,546    14,146    17,944    12,271    16,111
Selling, general and
administrative expenses.      9,458    13,886    19,757    30,990    46,892    33,842    41,014
Depreciation and
amortization............     11,687    10,689     9,817    15,004    25,013    18,167    23,313
                          ---------  --------  --------  --------  --------  --------  --------
Operating income (loss).     (4,310)    2,161    15,083    26,582    41,177    31,772    37,997
                          ---------  --------  --------  --------  --------  --------  --------
Other income (expense):
 Interest, net..........     (8,290)   (9,006)  (12,715)  (21,213)  (31,462)  (23,654)  (24,468)
 Other, net.............         (5)     (590)      (70)     (687)     (429)     (242)      208
                          ---------  --------  --------  --------  --------  --------  --------
     Total other
     expense............     (8,295)   (9,596)  (12,785)  (21,900)  (31,891)  (23,896)  (24,260)
                          ---------  --------  --------  --------  --------  --------  --------
Minority interest share
of (income) losses......        377        83      (636)   (1,078)   (1,880)   (1,562)   (1,310)
Income taxes............          0         0         0    (2,650)   (2,724)   (1,578)        0
                          ---------  --------  --------  --------  --------  --------  --------
Net income (loss).......  $ (12,228) $ (7,352) $  1,662  $    954  $  4,682  $  4,736  $ 12,427
                          =========  ========  ========  ========  ========  ========  ========
OTHER DATA:
Capital expenditures....  $   3,835  $ 13,304  $ 22,541  $ 36,564  $ 41,445  $ 30,174  $ 40,757
Operating income before
 depreciation and
 amortization
 ("EBITDA")(4)..........  $   7,377  $ 12,850  $ 24,900  $ 41,586  $ 66,190  $ 49,939  $ 61,310
EBITDA margin on service
 revenue................       32.1%     36.5%     40.8%     43.0%     43.8%     44.7%     45.7%
Net cash provided by
 (used in):
 Operating activities...  $     504  $  9,108  $  7,238  $ 27,660  $ 30,130    21,920    38,791
 Investing activities...     (9,133)  (27,312) (116,580) (196,776) (110,610) (102,806)  (73,759)
 Financing activities...      9,658    19,481   110,940   169,554    78,742    80,230    36,851
Penetration(5)..........       2.20%     3.48%     4.58%     6.41%     7.45%     6.92%     8.60%
Subscribers at end of
 period(6)..............     37,209    65,761   117,224   211,985   279,816   261,625   337,345
Cost to add a net
subscriber(7)...........  $     283  $    203  $    247  $    276  $    407  $    387  $    510
Average monthly service
 revenue per
 subscriber(8)..........  $   68.30  $  62.69  $  60.02  $  56.68  $  52.20  $  51.28  $  47.52
Average monthly
churn(9)................       1.69%     1.37%     1.55%     1.55%     1.84%     1.73%     1.89%
Ratio of earnings to
fixed charges(10).......                           1.17x     1.21x     1.28x     1.32x     1.54x
CONSOLIDATED BALANCE
 SHEET DATA:
Cash....................  $     443  $  1,670  $  2,998  $  3,436  $  1,698  $  2,780  $  3,581
Working capital
(deficit)...............       (740)      799     2,490    (1,435)      296     6,173     7,011
Property, plant and
 equipment, net.........     17,371    23,918    51,884   100,936   132,438   124,375   161,351
Licenses and other
 intangibles, net.......    103,901   114,955   199,265   332,850   387,067   387,982   406,828
Total assets............    127,867   150,054   273,020   462,871   549,942   545,346   599,815
Total debt..............    106,811   131,361   245,609   350,441   343,662   335,361   378,000
Stockholders' equity....     10,659     3,244     4,915    74,553   164,930   173,874   178,356

(Footnotes from previous page)
--------
 (1) Includes the Georgia Acquisition (as defined herein), which occurred on October 31, 1994. For the two months ended December 31, 1994, the Georgia Acquisition resulted in revenues to Palmer of $1,803 and operating loss of $645.
 (2) Includes the GTE Acquisition (as defined herein), which occurred on December 1, 1995. For the one month ended December 31, 1995, the GTE Acquisition resulted in revenues to Palmer of $2,126 and operating income of $208.
 (3) Includes the acquisition of the cellular telephone systems of USCOC (as defined herein) (Georgia-1 RSA), which occurred on June 20, 1996, and Horizon (as defined herein) (Georgia-6 RSA), which occurred on July 5, 1996. The acquisitions of USCOC and Horizon resulted in revenues to Palmer of $1,239 and $2,682, respectively, and operating (loss) income of $(278) and $743, respectively, during such year.
 (4) EBITDA should not be considered in isolation or as an alternative to net income (loss), operating income (loss) or any other measure of performance under GAAP. The Company believes that EBITDA is viewed as a relevant supplemental measure of performance in the cellular telephone industry.
 (5) Determined by dividing the aggregate number of subscribers by the estimated population.
 (6) Each billable telephone number in service represents one subscriber.
 (7) Determined for a period by dividing (i) costs of sales and marketing, including salaries, commissions and employee benefits and all expenses incurred by sales and marketing personnel, agent commissions, credit reference expenses, losses on cellular telephone sales, rental expenses allocated to retail operations, net installation expenses and other miscellaneous sales and marketing charges for such period, by (ii) the net subscribers added during such period.
 (8) Determined for a period by dividing (i) the sum of the access, airtime, roaming, long distance, features, connection, disconnection and other revenues for such period by (ii) the average number of subscribers for such period divided by the number of months in such period.
 (9) Determined for a period by dividing total subscribers discontinuing service by the average number of subscribers for such period, and dividing that result by the number of months in such period.
(10) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before interest expense, taxes and a portion of rent expense representative of interest by the sum of interest expense and a portion of rent expense representative of interest. The ratio of earnings to fixed charges is not meaningful for periods that result in a deficit. For the years ended December 31, 1992 and 1993 the deficit of earnings to fixed charges was $12,605 and $7,435, respectively.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  Prior to the Merger, Holdings had no assets, liabilities or operations and no recent historical results of operations and the Guarantor had no assets (other than capital stock of Holdings), liabilities or operations and no recent historical results of operations in each case, other than the proceeds of the Units and liabilities with respect thereto. The following is a discussion of Palmer's historical results of operations. Palmer's historical results of operations are not directly indicative of future results of operations because (i) they include results attributable to Palmer's Fort Myers, Florida business unit, which was sold in connection with the acquisition of Palmer, and Palmer's Georgia-1 RSA, which is under contract to be sold by December 31, 1997 and (ii) they reflect a significantly less leveraged capital structure than each of the Guarantor and the Company possesses after the Acquisition. Principally as a result of interest expense related to the financing for the Acquisition, the Company expects to incur net losses for several years. See "The Acquisition." This discussion should be read in conjunction with "Selected Consolidated Financial Data," "Summary Historical and Unaudited Pro Forma Financial and Operating Data," "Unaudited Pro Forma Condensed Consolidated Financial Statements" and Palmer's Consolidated Financial Statements and related notes thereto.

  While the Offering was consummated on August 11, 1997, the Merger was not consummated until October 6, 1997. Accordingly, for the two month period after the closing of the Offering and prior to the consummation of the Merger, the Company incurred interest expense on the Old Notes but was not entitled to any of the cash flows or earnings of Palmer.

OVERVIEW OF PALMER

  Palmer's revenues consist of service revenue and equipment sales and installation. Service revenue includes access charges (generally a monthly charge), usage charges (based upon per minute usage rates), roaming charges (fees charged for providing services to subscribers of other cellular telephone systems when such subscribers or "roamers" place or receive a phone call within one of Palmer's service areas), long distance charges derived from long distance calls placed by Palmer's subscribers and other charges, including, among other things, connection charges for initial activation on the cellular telephone system, and feature services such as voice mail, call forwarding and call waiting.

                           GROWTH IN TOTAL REVENUES
                                (IN THOUSANDS)

             1996............................ $159,743
             1995............................ $104,906
             1994............................ $ 68,979
             1993............................ $ 41,458
             1992............................ $ 27,301

  Palmer's revenues have grown primarily by increasing the number of its subscribers, both by improving its penetration rate (determined by dividing the aggregate number of subscribers by estimated population) in cellular telephone systems owned by Palmer and by acquiring or constructing new cellular telephone systems. Palmer's subscribers increased from 22,536 at the beginning of 1992 to 337,345 as of September 30, 1997. During the same period, Palmer's penetration rate in its cellular telephone systems increased from 1.45% at the beginning of 1992 to 8.6% as of September 30, 1997. Palmer also made several acquisitions between 1992 and 1996, as later described.

  On average, new subscribers use less airtime and generate less revenue per subscriber than existing subscribers. Therefore, airtime usage and service revenue generally do not increase proportionately with increases in numbers of subscribers over the same period. As a result, although Palmer's total revenue has increased each year, its average minutes of usage per subscriber and its average monthly revenue per subscriber have decreased over time as new subscribers have been added. The Company expects these trends to continue in its existing cellular telephone systems as its penetration rate increases.

                          GROWTH IN POPULATION SERVED
                                (IN THOUSANDS)

             1996............................... 3,755
             1995............................... 3,307
             1994............................... 2,561
             1993............................... 1,890
             1992............................... 1,692

  The Company believes that its cost to add a net subscriber will continue to be among the lowest in the cellular telephone industry, primarily because of its in-house direct sales and marketing staff. Although much of the cellular telephone industry markets through third-party agents, since 1992, Palmer has sold its products and services almost exclusively through an internal sales force that works principally out of retail stores in which Palmer offers a full line of cellular telephone products and services. Palmer's shift to nearly exclusive use of an internal sales force resulted in significant decreases in its cost to add a net subscriber during 1992-1993. Starting in 1994, increased losses from Palmer's sales of cellular telephones caused this downward trend in cost to add a net subscriber slowly to reverse itself. The Company anticipates that its cost to add a net subscriber will continue to increase but at a modest rate as savings associated with its nearly exclusive use of an internal sales force are fully realized, while other components of its calculation of cost to add a net subscriber continue to increase. In addition to sales and marketing expenses, Palmer's computation of its cost to add a net subscriber includes losses on cellular telephone sales, installation services, credit reference services and an allocation of rental expenses related to Palmer's retail stores.

  Palmer currently has a microwave network in Alabama which connects the Montgomery, Alabama MSA and the Alabama-8 RSA with the mobile telephone switching office ("MTSO") in Dothan, Alabama. This microwave network connects cellular switching equipment to cell sites without utilizing local landline telephone carriers, thereby reducing or eliminating fees paid to landline carriers. During 1995, Palmer spent $1.5 million to build additional microwave connections between Dothan and Montgomery, Alabama, and between Brunswick and Savannah, Georgia, as well as to complete a network in Fort Myers, Florida. During 1996, Palmer spent $2.6 million to build a fiber optic network between Dothan, Alabama and Panama City, Florida. The installation of this fiber optic network resulted in significant savings to Palmer by the substantial reduction or elimination of fees paid to landline carriers. In addition, this network provides Palmer with excess capacity to lease to third parties or trade for alternate fiber optic routes.

  Prior to 1994, Palmer's customer billing was performed by a third-party vendor. In January 1994, Palmer began performing billing functions in-house, which significantly reduced customer service costs. The conversion to the in-house customer billing system reduced annual billing costs per subscriber from approximately $39 in 1993 to approximately $22 in 1994, $19 in 1995, and $19 in 1996. Since 1993, Palmer spent approximately $2.0 million in capital expenditures for its in-house billing system. The software utilized for in-house billing is leased from its previous third-party vendor. Therefore, no change has occurred in billing function or operation.

  In order to compete effectively in the wireless market, the Company plans to pursue a strategy of increasing its bundled minute offerings. Because of the relatively fixed cost of providing additional minutes of airtime on the Company's cellular system, this bundling strategy, while decreasing the revenue per minute of use, allows the Company to increase its customer base and corresponding service revenue without negatively affecting its operating margins.

MARKET OWNERSHIP

  The following is a summary of the Palmer ownership interest in the cellular telephone system in each licensed service area to which Palmer provided service at December 31, 1996 and September 30, 1997.

                                                      DECEMBER 31, SEPTEMBER 30,
     CELLULAR SERVICE AREA                                1996         1997
     ---------------------                            ------------ -------------
     Albany, Georgia.................................     82.7%         86.5%
     Augusta, Georgia................................    100.0         100.0
     Columbus, Georgia...............................     84.9          85.2
     Macon, Georgia..................................     99.1          99.2
     Savannah, Georgia...............................     98.5          98.5
     Dothan, Alabama.................................     92.3          94.6
     Montgomery, Alabama.............................     91.9          92.8
     Georgia 1 - RSA.................................    100.0         100.0
     Georgia 6 - RSA.................................     94.8          95.0
     Georgia 7 - RSA.................................    100.0         100.0
     Georgia 8 - RSA.................................    100.0         100.0
     Georgia 9 - RSA.................................    100.0         100.0
     Georgia 10 - RSA................................    100.0         100.0
     Georgia 12 - RSA................................    100.0         100.0
     Georgia 13 - RSA................................      N/A          86.5
     Alabama 8 - RSA.................................    100.0         100.0
     Fort Myers, Florida.............................     99.0          99.0
     Panama City, Florida............................     77.9          78.4

  On February 1, 1997, one of Palmer's majority-owned subsidiaries acquired the assets of and the license to operate the non-wireline cellular telephone system serving Georgia Rural Service Area Market No. 383, otherwise known as Georgia-13 RSA, for a total purchase price of $31.3 million.

PALMER HISTORICAL RESULTS OF OPERATIONS

  The following table sets forth the percentage which certain amounts bear to Palmer's total revenue.

                                                                 NINE MONTHS
                                                                    ENDED
                              YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                            ----------------------------------  --------------
                            1992    1993   1994   1995   1996    1996    1997
Revenue:
 Service...................  84.3%   84.8%  88.5%  92.2%  94.6%   94.6%   94.6%
 Equipment sales and
  installation.............  15.7    15.2   11.5    7.8    5.4     5.4     5.4
                            -----   -----  -----  -----  -----  ------  ------
     Total revenue......... 100.0   100.0  100.0  100.0  100.0   100.0   100.0
                            -----   -----  -----  -----  -----  ------  ------
Operating Expenses:
 Engineering, technical
  and other direct:
   Engineering and
    technical (1)..........  10.3     8.8    8.1    7.6    7.9     8.0     8.0
   Other direct costs of
    services (2)...........   9.4     8.9   10.5    9.7   10.1    10.7     8.4
 Cost of equipment (3).....  18.6    17.8   16.7   13.5   11.2    10.3    11.4
 Selling, general and
  administrative:
   Sales and marketing (4).  10.3     9.4    8.8    8.7    8.6     8.0     8.4
   Customer service (5)....   7.0     7.2    5.6    6.0    5.9     5.7     6.3
   General and
    administrative (6).....  17.4    16.9   14.2   14.9   14.9    15.0    14.2
 Depreciation and
  amortization.............  42.8    25.8   14.2   14.3   15.7    15.4    16.5
                            -----   -----  -----  -----  -----  ------  ------
     Total operating
      expenses............. 115.8    94.8   78.1   74.7   74.3    73.1    73.2
                            -----   -----  -----  -----  -----  ------  ------
Operating income (loss).... (15.8)%   5.2%  21.9%  25.3%  25.7%   26.9%   26.8%
                            =====   =====  =====  =====  =====  ======  ======
Operating income before
 depreciation and
 amortization (7)..........  27.0%   31.0%  36.1%  39.6%  41.4%   42.3%   43.3%
                            =====   =====  =====  =====  =====  ======  ======

---------------------
(1) Consists of costs of operating cellular telephone network, including inter-trunk costs, span-line costs, cell site repairs and maintenance, cell site utilities, cell site rent, engineers' salaries and benefits and other operational costs.

(2) Consists of net costs of roaming, costs of long distance, costs of interconnection with wireline telephone companies and other costs of services.
(3) Consists primarily of the costs of the cellular telephones and accessories sold.
(4) Consists primarily of salaries and benefits of sales and marketing personnel, employee and agent commissions and advertising and promotional expenses.
(5) Consists primarily of salaries and benefits for customer service personnel, costs of printing and mailing billings generated in-house in 1994, 1995, and 1996, and for the nine months ended September 30, 1996 and 1997, and fees paid to a third-party vendor of customer service billing prior to 1994.
(6) Includes salaries and benefits of general and administrative personnel and other overhead expenses.
(7) Operating income before depreciation and amortization should not be considered in isolation, or as an alternative to net income (loss), operating income (loss) or any other measure of performance under generally accepted accounting principles. Palmer believes that operating income before depreciation and amortization is viewed as a relevant supplemental measure of performance in the cellular telephone industry.

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

  Revenue. Service revenues totaled $134.1 million for the nine months ended September 30, 1997, an increase of 20.0% over $111.8 million for the nine months ended September 30, 1996. This increase was primarily due to a 34.4% increase in the average number of subscribers to 313,611 as of September 30, 1997 versus 233,261 as of September 30, 1996. The increase in subscribers is the result of internal growth, which the Company attributes primarily to its strong sales and marketing efforts, and recent acquisitions.

  Average monthly revenue per subscriber decreased 7.3% to $47.52 for the nine months ended September 30, 1997 from $51.28 for the same period in 1996. This is in part due to the trend, common in the cellular telephone industry, where, on average, new subscribers are using less airtime than existing subscribers are. Therefore, service revenues generally do not increase proportionately with the increase in subscribers. In addition, the decline reflects more competitive rate plans introduced into the Company's markets.

  Equipment sales and installation revenue, which consists primarily of cellular subscriber equipment sales, increased by 19.9% to $7.6 million for the nine months ended September 30, 1997 compared to $6.3 million for the same period in 1996. The increase is due to the 18.6% increase in gross subscriber activations in the nine months ended September 30, 1997 compared to the same period in 1996. As a percentage of revenue equipment sales and installation revenue remained at 5.4% for the nine months ended September 30, 1997 and for the same period in 1996.

  Operating Expenses. Engineering and technical expenses increased by 21.2% to $11.5 million for the nine months ended September 30, 1997 from $9.5 million in the same period in 1996, due primarily to the increase in subscribers and recent acquisitions. As a percentage of revenue, engineering and technical expenses remained constant at 8.0% for the nine months ended September 30, 1997 and 1996, respectively. The Company expects engineering and technical expenses to decrease as a percentage of revenue due to its large component of fixed costs. There can be no assurance, however, that this forward-looking statement will not differ materially from actual results due to unforeseen engineering and technical expenses.

  Other direct costs of services decreased 6.3% to $11.8 million for nine months ended September 30, 1997 from $12.6 million for the same period in 1996 reflecting the decrease in interconnection costs as a result of the Company's renegotiation of interconnection agreements with the local exchange carriers ("LECs") in most of the Company's markets. As a percentage of revenue, these costs of service decreased to 8.4% from 10.7%, reflecting improved interconnection agreements with LECs, as well as efficiencies gained from the growing subscriber base.

  The cost of equipment increased 31.3% to $16.1 million for the nine months ended September 30, 1997 from $12.3 million for the same period in 1996, due primarily to the increase in gross subscriber activations for the same period. The equipment sales margin decreased to (111.6%) for the nine months ended September 30, 1997 from (93.3%) for the same period in 1996. In an effort to address market competition and improve market share, the Company sold more telephones below cost in the first half of 1997, on average, than in the same period of 1996.

  Sales and marketing costs increased 26.9% to $11.9 million for the nine months ended September 30, 1997 from $9.4 million for the same period in 1996. This increase is primarily due to the 18.6% increase in gross subscriber activations and the resulting increase in commissions. As a percentage of total revenue, sales and marketing costs increased to 8.4% from 8.0% for the nine months ended September 30, 1997 and 1996, respectively. The Company's cost to add a net subscriber, including loss on telephone sales, increased to $510 for the nine months ended September 30, 1997 from $387 for the same period in 1996. This increase in cost to add a net subscriber was caused primarily by increased losses from the Company's sales of cellular telephones and an increase in commissions and advertising costs.

  Customer service costs increased 31.9% to $8.9 million for the nine months ended September 30, 1997 from $6.8 million for the same period in 1996. As a percentage of revenue, customer service costs increased to 6.3% from 5.7% for the nine months ended September 30, 1997 and 1996, respectively. The increase was due primarily to higher costs for billing support services.

  General and administrative expenditures increased 14.1% to $20.2 million for the nine months ended September 30, 1997 from $17.7 million for the same period in 1996, due primarily to the increase in the costs associated with supporting recent acquisitions. General and administrative expenses decreased as a percentage of revenue to 14.2% in the nine months ended September 30, 1997 from 15.0% for the same period in 1996. As the Company continues to add more subscribers, and generates associated revenue, general and administrative expenses should decrease as a percentage of total revenues. There can be no assurance, however, that this forward-looking statement will not differ materially from actual results due to unforeseen general and administrative expenses and other factors.

  Depreciation and amortization increased 28.3% to $23.3 million for the nine months ended September 30, 1997 from $18.2 million for the same period in 1996. This increase was primarily due to the depreciation and amortization associated with recent acquisitions and additional capital expenditures. As a percentage of revenue, depreciation and amortization increased to 16.5% from 15.4% for the nine months ended September 30, 1997 and 1996, respectively.

  Operating income increased 19.6% to $38.0 million in the nine months ended September 30, 1997, from $31.8 million for the same period in 1996. This improvement in operating results is attributable primarily to increases in revenue which exceeded increases in operating expenses.

  Net Interest Expense, Income Taxes and Net Income. Net interest expense increased 3.4% to $24.5 million from $23.7 million for the nine months ended September 30, 1997 and 1996.

  Income tax expense was not provided for the nine months ended September 30, 1997 as the Company expects to recognize sufficient interest expense as a result of the acquisition to eliminate all income taxes. The Company recognized $1.6 million for the same periods in 1996.

  Net income for the nine months ended September 30, 1997 was $12.4 million, or $0.45 per share, compared to net income of $4.7 million, or $0.19 per share, for the same period in 1996. The increase in net income is primarily attributable to increases in revenue which exceeded increases in operating expenses and to the elimination of income tax expense.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenue. Service revenue totaled $151.1 million for 1996, an increase of $54.4 million or 56.3% over $96.7 million for 1995. This increase was due primarily to a 69.7% increase in the average number of subscribers to 241,255 in 1996 from 142,147 in 1995. The increase in subscribers is the result of internal growth, which Palmer attributes primarily to its sales and marketing efforts, and recent acquisitions. The GTE Acquisition (as defined herein) accounted for 41,163 subscribers at December 31, 1996. Service revenue attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $24.6 million for 1996 as compared to $2.0 million for the one month ended December 31, 1995.

  Average monthly service revenue per subscriber decreased to $52.20 for 1996 from $56.68 for 1995. This decrease occurred because, on average, new subscribers use less airtime and generate less revenue per subscriber than existing subscribers as is customary in the cellular telephone industry. Therefore, airtime usage and service revenue did not increase in proportion to the increase in subscribers. In addition, Palmer entered into revised roaming agreements with certain of its neighboring carriers. These agreements provide for reciprocal lower roaming rates per minute of use. This resulted in lower roaming revenue for Palmer, but also resulted in offsetting lower direct costs of services when Palmer's subscribers were roaming on these neighboring systems.

  Equipment sales and installation revenue, which consists primarily of cellular subscriber equipment sales, increased to $8.6 million for 1996 from $8.2 million for 1995, a 4.9% increase, due primarily to the increase in gross subscriber activations offset by lower cellular phone prices. While equipment sales and installation revenue increased slightly for 1996 from 1995, it decreased as a percentage of total cellular revenue to 5.4% for 1996 from 7.8% for 1995, reflecting the increased annual revenue base as well as lower cellular equipment prices charged to customers. Equipment sales and installation revenue attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $ 1.0 million for 1996 as compared to $0.1 million for the one month ended December 31, 1995.

  Operating Expenses. Engineering and technical expenses increased by 57.5% to $12.6 million for 1996 from $8.0 million for 1995, due primarily to the increase in the number of subscribers. As a percentage of revenue, engineering and technical expenses increased to 7.9% for 1996 from 7.6% for 1995 due to additional costs incurred for the recent acquisitions and recurring costs associated with Palmer's system development and expansion. Such development is done for the purpose of increasing capacity and improving coverage. Engineering and technical expenses attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $2.8 million for 1996 as compared to $0.2 million for the one month ended December 31, 1995.

  Other direct costs of services increased 58.3% to $16.1 million for 1996 from $10.2 million for 1995. As a percentage of revenue, other direct costs of services increased to 10.1% for 1996 from 9.7% for 1995. This increase in other direct costs of services as a percentage of revenue was due primarily to Palmer subsidizing more roaming costs for competitive reasons. Other direct costs of service attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $1.6 million for 1996 as compared to $0.2 million for the one month ended December 31, 1995.

  Cost of equipment increased 26.8% to $17.9 million for 1996 from $14.1 million for 1995, due primarily to the increase in gross subscriber activations for the same period. The equipment sales margin decreased to (108.1%) for 1996 from (72.1%) for 1995. In an effort to address market competition and improve market share, Palmer sold more telephones below cost in 1996 than in 1995. The cost of equipment attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $3.1 million for 1996 as compared to $0.2 million for the one month ended December 31, 1995.

  Sales and marketing costs increased 50.2% to $13.7 million for 1996 from $9.1 million for 1995. This increase is primarily due to the 28.1% increase in gross subscriber activations and the resulting increase in salaries and commissions. Sales and marketing costs as a percentage of total revenue remained relatively flat at 8.6% for 1996 and 8.7% for 1995. Palmer's cost to add a net subscriber, including losses on cellular telephone sales, increased to $407 for 1996 from $276 for 1995. This increase in cost to add a net subscriber was caused primarily by additional advertising and fixed marketing overhead associated with the systems acquired in the GTE Acquisition, which are not yet generating the offsetting gains in net subscribers. In addition, there were increased losses from Palmer's sales of cellular telephones. Sales and marketing costs attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $2.8 million in 1996 as compared to $0.2 million for the one month ended December 31, 1995.

                  MONTHLY CASH OPERATING COSTS PER SUBSCRIBER

             1996................................. $29
             1995................................. $32
             1994................................. $36
             1993................................. $40
             1992................................. $48

  Customer service costs increased 49.9% to $9.4 million for 1996 from $6.3 million for 1995. As a percentage of revenue, customer service costs remained relatively flat at 5.9% and 6.0% for 1996 and 1995, respectively. Customer service costs attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $1.9 million in 1996 as compared to $0.2 million for the one month ended December 31, 1995.

  General and administrative expenses increased 52.5% to $23.8 million for 1996 from $15.6 million for 1995 and remained flat as a percentage of revenue at 14.9% for 1996 and 1995. As the Company continues to add more subscribers and generate associated revenue, general and administrative expenses should decrease as a percentage of total revenues. The general and administrative costs attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $3.4 million for 1996 as compared to $0.4 million for the one month ended December 31, 1995.

  Depreciation and amortization increased 66.7% to $25.0 million for 1996 from $15.0 million for 1995. This increase is primarily due to the depreciation and amortization associated with the recent acquisitions and additional capital expenditures. Depreciation and amortization attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $6.2 million for 1996 as compared to $0.5 million for the one month ended December 31, 1995.

  Operating income for 1996 increased 54.9% to $41.2 million, an increase of $14.6 million over operating income for 1995. This improvement in operating results is attributed primarily to increases in revenue which exceeded increases in operating expenses. Operating income attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $3.8 million for 1996 as compared to $0.2 million for the one month ended December 31, 1995.

                                    EBITDA
                                (IN THOUSANDS)

             1996............................. $66,190
             1995............................. $41,586
             1994............................. $24,900
             1993............................. $12,850
             1992............................. $ 7,377

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenue. Service revenue totaled $96.7 million for 1995, an increase of $35.7 million or 58.4% over $61.0 million for 1994. This increase was due primarily to a 67.8% increase in the average number of subscribers to 142,147 in 1995 from 84,718 in 1994. The increase in subscribers was the result of internal growth, which Palmer attributes primarily to its sales and marketing efforts, the Georgia Acquisition (as defined herein) and the GTE Acquisition (as defined herein). During 1995, Palmer added 13,098 net subscribers in the Georgia Acquisition, bringing the total subscribers served by those systems to 25,238 at December 31, 1995. Service revenue attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $12.3 million for 1995 as compared to $1.6 million for the two months ended December 31, 1994. The GTE Acquisition increased Palmer's subscribers by 34,904 at December 31, 1995. Service revenue attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $2.0 million for the one month ended December 31, 1995, and is included in Palmer's 1995 results of operations.

  Average monthly service revenue per subscriber decreased to $56.68 for 1995 from $60.02 for 1994. This decrease occurred because, on average, new subscribers use less airtime and generate less revenue per subscriber than existing subscribers as is customary in the cellular telephone industry. Therefore, airtime usage and service revenue did not increase in proportion to the increase in subscribers.

  Equipment sales and installation revenue, which consists primarily of cellular subscriber equipment sales, increased to $8.2 million for 1995 from $8.0 million for 1994, a 3.3% increase, due primarily to the increase in subscriber activations offset by lower cellular phone prices. While equipment sales and installation revenue increased slightly for 1995 from 1994, it decreased as a percentage of total cellular revenue to 7.8% for 1995 from 11.5% for 1994, reflecting the increased recurring annual revenue base as well as lower cellular equipment prices charged to customers. Equipment sales and installation revenue attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $1.1 million for 1995 as compared to $0.2 million for the two months ended December 31, 1994. Equipment sales and installation revenue attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.1 million for the one month ended December 31, 1995 and is included in Palmer's results of operations for 1995.

  Operating Expenses. Engineering and technical expenses increased by 43.2% to $8.0 million for 1995 from $5.6 million for 1994, due primarily to the increase in subscribers. As a percentage of revenue, engineering and technical expenses decreased to 7.6% for 1995 from 8.1% for 1994. Engineering and technical expenses attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $2.4 million for 1995 as compared to $0.3 million for the two months ended December 31, 1994. Engineering and technical expenses attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.2 million for the one month ended December 31, 1995 and are included in Palmer's results of operations for 1995.

  Other direct costs of services increased 41.7% to $10.2 million for 1995 from $7.2 million for 1994. As a percentage of revenue, other direct costs of services decreased to 9.7% for 1995 from 10.5% for 1994. This decrease in other direct costs of services as a percentage of revenue was due primarily to Palmer improving its roaming agreements with neighboring cellular service providers, spreading its fixed charges over a larger revenue base, and bringing its intramarket roaming settlements in-house. Other direct costs of service attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $1.1 million for 1995 as compared to $0.2 million for the two months ended December 31, 1994. Other direct costs of service attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.2 million for the one month ended December 31, 1995 and are included in Palmer's results of operations for 1995.

  Cost of equipment increased 22.5% to $14.1 million for 1995 from $11.5 million for 1994, due primarily to the increase in gross subscriber activations for the same period. The equipment sales margin decreased to (72.1%) for 1995 from (45.1%) for 1994. In an effort to address market competition and improve market share, Palmer sold more telephones below cost in 1995 than in 1994. The cost of equipment attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $2.4 million for 1995 as compared to $0.3 million for the two months ended December 31, 1994. The cost of equipment attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.2 million for the one month ended December 31, 1995 and is included in Palmer's results of operations for 1995.

  Sales and marketing costs increased 51.5% to $9.1 million for 1995 from $6.0 million for 1994. This increase is primarily due to the 49.1% increase in gross subscriber activations and the resulting increase in salaries and commissions. Sales and marketing costs as a percentage of total revenue remained relatively flat at 8.7% for 1995 and 8.8% for 1994. Palmer's cost to add a net subscriber, including losses on cellular telephone sales, increased to $276 for 1995 from $247 for 1994. This increase in cost to add a net subscriber was caused primarily by increased losses from Palmer's sales of cellular telephones. Sales and marketing costs attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $1.7 million for 1995 as compared to $0.3 million for the two months ended December 31, 1994. Sales and marketing costs attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.2 million for the one month ended December 31, 1995 and are included in Palmer's results of operations for 1995.

  Customer service costs increased 62.0% to $6.3 million for 1995 from $3.9 million for 1994 and increased as a percentage of total revenue to 6.0% for 1995 from 5.6% for 1994. This increase is primarily due to an increase in subscribers, to operating costs associated with the newly established regional customer service call centers in Montgomery, Alabama and Savannah, Georgia and to non-recurring expenditures incurred in connection with the implementation of new area codes in Palmer's Alabama and Fort Myers, Florida service areas. Customer service costs attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $0.9 million for 1995 as compared to $0.2 million for the two months ended December 31, 1994. Customer service costs attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.2 million for the one month ended December 31, 1995 and are included in Palmer's results of operations for 1995.

  General and administrative expenses increased 58.2% to $15.6 million for 1995 from $9.8 million for 1994 and increased as a percentage of total revenue to 14.9% for 1995 from 14.2% for 1994 due primarily to the increase in the number of subscribers, as well as the Georgia and GTE Acquisitions. Fixed general and administrative costs attributable to the acquisitions are incurred prior to the development of the subscriber base and the generation of associated revenue. As the Company continues to add more subscribers and generate associated revenue, general and administrative expenses should decrease as a percentage of total revenues. The general and administrative costs attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $3.2 million for 1995 as compared to $0.4 million for the two months ended December 31, 1994. The general and administrative costs attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.4 million for the one month ended December 31, 1995 and are included in Palmer's results of operations for 1995.

  Depreciation and amortization increased 52.8% to $15.0 million for 1995 from $9.8 million for 1994. This increase is primarily due to the depreciation and amortization associated with the acquisitions and additional capital expenditures. Depreciation and amortization attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $3.6 million for 1995 as compared to the $0.7 million for the two months ended December 31, 1994. Depreciation and amortization attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.5 million for the one month ended December 31, 1995 and are included in Palmer's results of operations for 1995.

  Operating income for 1995 increased 76.2% to $26.6 million, an increase of $11.5 million over operating income for 1994. This improvement in operating results is attributed primarily to increases in revenue which exceeded increases in operating expenses. Operating income (loss) attributable to the cellular telephone systems acquired in the Georgia Acquisition totaled $(2.0) million for 1995 as compared to $(0.6) million for the two months ended December 31, 1994. Operating income attributable to the cellular telephone systems acquired in the GTE Acquisition totaled $0.2 million for the one month ended December 31, 1995 and is included in Palmer's results of operations for 1995.

NET INTEREST EXPENSE, OTHER EXPENSE, INCOME TAX EXPENSE, AND NET INCOME

  Net interest expense increased 48.3% to $31.5 million for 1996 from $21.2 million for 1995 due primarily to debt incurred for the recent acquisitions and the amortization of deferred financing fees related to Palmer's credit facility. For 1995, net interest expense increased 66.8% to $21.2 million from $12.7 million for 1994 due primarily to debt incurred for the Georgia Acquisition and the GTE Acquisition, the amortization of deferred financing fees related to Palmer's credit facility and increased interest rates.

  Other expense was $0.4 million in 1996, $0.7 million in 1995 and $0.1 million in 1994. Other expense consists primarily of the disposal of certain assets by Palmer and other non-operating expenses.

  Income tax expense was $2.7 million for both 1996 and 1995 compared to none in 1994. The $2.7 million income tax expense in 1995 was a non-recurring deferred income tax charge related to the difference between the financial statement and income tax return bases of certain assets and liabilities of Palmer Cellular Partnership

(the "Partnership"), predecessor of Palmer. In connection with Palmer's initial public offering of securities in March, 1995, all of the assets and liabilities of the Partnership were exchanged for stock in Palmer. Due to the exchange, a deferred tax liability was recorded to reflect the difference between the financial statement and income tax return bases in these assets and liabilities. See notes 2 and 5 to Palmer's consolidated financial statements.

  Net income for 1996 was $4.7 million, or $0.18 per share of common stock, compared to net income of $1.0 million, or $0.04 per share of common stock for 1995. The increase in net income is primarily attributable to increases in revenue which exceeded increases in expenses. Net income for 1994 was $1.7 million, or $0.09 per share of common stock. The decrease in net income between 1995 and 1994 is primarily attributable to interest expense on debt incurred for the Georgia Acquisition and the GTE Acquisition, and income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

  Following the Acquisition, the Company's principal sources of liquidity are cash flow from operations and borrowings under the New Credit Facility. The borrower under the New Credit Facility is PCW. The Company's principal uses of cash will be debt service requirements, capital expenditures and working capital.

  The Company incurred substantial indebtedness in connection with the Acquisition. On a pro forma basis, after giving effect to the Acquisition as if all the transactions related to the transaction occurred on September 30, 1997, the Company, on a consolidated basis, would have had approximately $695.3 million of Indebtedness outstanding as of September 30, 1997 and its ratio of EBITDA to interest expense would have been 0.74 to 1.00 and 0.93 to
1.00 for the year ended December 31, 1996 and the nine months ended September 30, 1997.

  Palmer's long-term capital requirements consist of funds for capital expenditures, acquisition and debt service. Historically, Palmer met its capital requirements primarily through equity contributions, bank and intercompany debt and, to a lesser extent, through operating cash flow. The Company expects to meet its capital requirements following the Acquisition from cash from operations and borrowings under the New Credit Facility. Following the Acquisition, the Company's only committed source of liquidity is the New Credit Facility, under which $80 million of revolving loans remains available. The Company believes that these sources will provide the Company with adequate capital to satisfy its projected funding requirements for the next 18 months. The Company intends to use the availability under the New Credit Facility for general corporate purposes and, if the Company's tax planning strategy is unsuccessful, to finance the $50.9 million tax payment due with respect to the Fort Myers Sale and Georgia Sale. However, borrowings under the New Credit Facility are subject to significant conditions, including compliance with certain financial ratios and the absence of any material adverse change. For a description of the New Credit Facility, including a description of the interest rates applicable to borrowings thereunder and repayment schedule, see "Description of New Credit Facility."

  In 1996, Palmer spent approximately $41.4 million for capital expenditures. The Company expects to spend approximately $35 million and $20 million for capital expenditures, including the construction of new stores and additional cell sites, for the years ended December 31, 1997 and 1998, respectively. The Company expects to use net cash provided by operating activities and borrowings available under the New Credit Facility to fund such capital expenditures.

  Upon the occurrence of a Change of Control (as defined), each Holder of Notes will have the right to require the Company to repurchase such Holder's Notes at 101% of the Accreted Value thereof, plus accrued and unpaid interest thereon, if any, to the repurchase date. A redemption upon a Change of Control would be an Event of Default under the terms of the New Credit Facility. The Company may not have sufficient funds or financing available to satisfy its obligations to repurchase the Notes or meet other debt obligations that may come due upon a Change of Control.

OTHER

  Pursuant to the Merger Agreement, PCC acquired all issued and outstanding shares of common stock of Palmer and outstanding options and rights under employee and director stock purchase plans for a purchase price of $17.50 per share in cash.

  Following the Merger, the common stock of Palmer ceased to be authorized to be quoted on the NASDAQ Stock Market and became eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act").

ACCOUNTING POLICIES

  For financial reporting purposes, Palmer reports 100% of revenues and expenses for the markets for which it provides cellular telephone service. However, in several of its markets, Palmer holds less than 100% of the equity ownership. The minority stockholders' and partners' shares of income or losses in those markets are reflected in the consolidated financial statements as "minority interest share of (income) losses," except for losses in excess of their capital accounts and cash call provisions which are not eliminated in consolidation. For financial reporting purposes, Palmer consolidates each subsidiary and partnership in which it has a controlling interest (greater than 50.0%). From 1992 through 1996, Palmer had controlling interests in each of its subsidiaries and partnerships.

INFLATION

  The Company believes that inflation affects its business no more than it generally affects other similar businesses.

YEAR 2000

  The Company is currently preparing a plan to address Year 2000 issues and does not expect the costs of remedying any Year 2000 related problems to be material to its financial condition or operations.

                              THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

  Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m.,
New York City time, on      , 1998; provided, however, that if the Company, in
its sole discretion, has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

  As of the date of this Prospectus, $153,400,000 aggregate principal amount at maturity of the Old Notes was outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about the date set forth on the cover page to all Holders of Old Notes at the addresses set forth in the security register with respect to Old Notes maintained by the Trustee. The Company's obligations to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "Certain Conditions to the Exchange Offer" below.

  The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance of any Old Notes, by giving oral or written notice of such extension to the Exchange Agent and notice of such extension to the Holders as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

  The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the Holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

  Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

PROCEDURES FOR TENDERING OLD NOTES

  The tender to the Company of Old Notes by a Holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to Bank of Montreal Trust Company (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (The "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered Holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than the person signing the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered Holder with the signature thereon guaranteed by an Eligible Institution.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its reasonable discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

  If the Letter of Transmittal is signed by a person or persons other than the registered Holder or Holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered Holder or Holders that appear on the Old Notes.

  If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by the Company, proper evidence satisfactory to the Company of its authority to so act must be submitted.

  By tendering, each Holder will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, (ii) neither the Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes, (iii) if the Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, neither the Holder nor any such other person is engaged in or intends to participate in the distribution of such New Notes and (iv) neither the Holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the tendering Holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

  Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

  In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if certificates representing Old Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering Holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

INTEREST ON THE NEW NOTES

  The New Notes will accrete at a rate of 13 1/2%, compounded semi-annually, to an aggregate principal amount of $153.4 million by August 1, 2002. Cash interest will not commence to accrue on the New Notes prior to August 2, 2002. Commencing February 1, 2003, cash interest on the New Notes will be payable, at a rate of 13 1/2% per annum, semi-annually in arrears on each February 1 and August 1.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer promptly after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account in accordance with the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP") procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation of such book-entry transfer of Old Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility and received by the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgement from a participant tendering Old Notes that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

GUARANTEED DELIVERY PROCEDURES

  If a registered Holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such Holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates of all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

  Tenders of Old Notes may be withdrawn at any time prior to the Expiration
Date.

  For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing Holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any note of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provisions of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the Expiration Date, such acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

  The foregoing condition is for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "TIA").

EXCHANGE AGENT

  Bank of Montreal Trust Company has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

                                  Deliver To:

                Bank of Montreal Trust Company, Exchange Agent

                   By Mail, by Overnight Courier or By Hand:
                               Wall Street Plaza
                          88 Pine Street, 19th floor
                           New York, New York 10005

                            Attention: Amy Roberts
                          Corporate Trust Department

                                 By Facsimile:
                                (212) 701-7698

                             Confirm by Telephone:
                                (212) 701-7653

  DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

  The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders. The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be $200,000.

TRANSFER TAXES

  Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that Holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer to be returned to, a person other than the registered tendering Holder will be responsible for the payment of any applicable transfer tax thereon and if a transfer tax is imposed for any reason other than the transfer of Old Notes to the Company or its order pursuant to the Exchange Offer, the amount of any such transfer tax (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. The Company believes that, based upon interpretations contained in letters issued to third parties by the staff of the SEC as set forth in the Exchange Offer No-Action Letters, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by each Holder thereof (other than a broker-dealer, as set forth below, and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. If any Holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such Holder (i) could not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any such jurisdiction.

                            BUSINESS OF THE COMPANY

GENERAL

  The Company is engaged in the construction, development, management and operation of cellular telephone systems in the southeastern United States. At September 30, 1997, after giving effect to the Acquisition, the Company provided cellular telephone service to 295,162 subscribers in Georgia, Alabama, Florida and South Carolina in a total of 16 licensed service areas composed of eight Metropolitan Service Areas ("MSA") and eight Rural Service Areas ("RSA"), with an aggregate estimated population of 3.3 million. The Company sells its cellular telephone service as well as a full line of cellular products and accessories principally through its network of retail stores. The Company markets all of its products and services under the nationally recognized service mark CELLULAR ONE. All information in this section gives effect to the Acquisition. See "Certain Terms" for a definition of certain terms used herein.

MARKETS AND SYSTEMS

  The Company's cellular telephone systems serve contiguous licensed service areas in Georgia, Alabama and South Carolina. The Company also has a cellular service area in Panama City, Florida. The following table sets forth on a pro forma basis after giving effect to the Acquisition as of July 18, 1997, with respect to each service area in which the Company owns a cellular telephone system, the estimated population, the Company's beneficial ownership percentage, the Net Pops and the date of initial operation of such system by Palmer or a predecessor operator.

                                    ESTIMATED                        DATE SYSTEM
   SERVICE AREA(1)                POPULATION(2) PERCENTAGE NET POPS  OPERATIONAL
   Albany, GA....................     118,527      86.5%     102,526     4/88
   Augusta, GA...................     439,116     100.0      439,116     4/87
   Columbus, GA..................     254,150      85.2      216,518    11/88
   Macon, GA.....................     313,686      99.2      311,234    12/88
   Savannah, GA..................     283,878      98.5      279,578     3/88
   Georgia-6 RSA.................     199,516      95.0      189,560     4/93
   Georgia-7 RSA.................     134,376     100.0      134,376    10/91
   Georgia-8 RSA.................     157,451     100.0      157,451    10/91
   Georgia-9 RSA.................     119,410     100.0      119,410     9/92
   Georgia-10 RSA................     149,699     100.0      149,699    10/91
   Georgia-12 RSA................     211,799     100.0      211,799    10/91
   Georgia-13 RSA................     147,392      86.5      127,494    10/90
   Dothan, AL....................     136,160      94.6      128,807     2/89
   Montgomery, AL................     318,371      92.8      295,430     8/88
   Alabama-8 RSA.................     173,993     100.0      173,993     7/93
                                    ---------              ---------
     Subtotal....................   3,155,524              3,034,991
                                    ---------              ---------
   Panama City, FL...............     146,018      78.4      114,493     9/88
                                    ---------              ---------
     Total.......................   3,301,542              3,149,484
                                    =========              =========

--------

(1) Does not include the Alabama-5 RSA, South Carolina-7 RSA and South Carolina-8 RSA where the Company has Interim Operating Authority ("IOA"). The Company has no subscribers in the South Carolina-7 RSA and South Carolina-8 RSA market, but instead provides roaming access to its own subscribers and others when they travel in these two service areas, utilizing its existing cell sites. Construction permits were granted to Permittees for the Alabama-5 RSA and South Carolina-8 RSA on May 20, 1997. The Permittees are required to complete construction of their respective RSA within 18 months. After completing construction, a Permittee may give the Company ten days prior written notice, at which point the Company would be required to sell all of its subscribers of its other systems who reside within the boundaries of the South Carolina RSA market to the Permittee at cost. The application for a construction permit for the South Carolina-7 RSA has been remanded by the FCC to the Wireless Bureau for further review.
(2) Based on population estimates for 1996 from the 1996 Donnelley Market Information Service.

GEORGIA/ALABAMA

  In 1988, the Company acquired controlling interests in the licenses to operate cellular telephone systems in the four MSAs (Montgomery and Dothan, Alabama and Columbus and Albany, Georgia) that make up the core of its Georgia/Alabama cluster. The Company continued to increase its presence in this market by acquiring additional cellular service areas in 1989 (Macon, Georgia MSA), 1992 (Georgia-9 RSA), 1993 (Alabama-8 RSA), 1994 (Georgia-7 RSA, Georgia-8 RSA, Georgia-10 RSA and Georgia-12 RSA), 1995 (Savannah, Georgia MSA and Augusta, Georgia MSA) and 1996 (Georgia-1 RSA and Georgia-6 RSA). The Augusta, Georgia MSA includes Aiken County in South Carolina. In 1994, the Company also received IOA from the FCC to provide service in two counties within the southern portion of the Alabama-5 RSA. In 1995, as a result of the GTE Acquisition, the Company received IOA from the FCC to provide service to South Carolina-7 RSA and South Carolina-8 RSA. In the aggregate, this market (excluding the Alabama-5 RSA, South Carolina-7 RSA and South Carolina-8 RSA where the Company has only IOA) now covers a contiguous service area of approximately 38,000 square miles that includes Montgomery, the state capital of Alabama, prominent resort destinations in Jekyll Island, St. Simons Island and Sea Island, Georgia, and over 710 miles of interstate highway, including most of I-95 from Savannah, Georgia to Jacksonville, Florida. The Company collects substantial roaming revenue from cellular telephone subscribers from other systems traveling in this market from nearby population centers such as Atlanta and Birmingham, as well as from vacation and business traffic in the southeastern United States. Due in part to the favorable labor environment, moderate weather and relatively low cost of land, during the last several years there has been an influx of new manufacturing plants in this market. As of December 31, 1996, the Company utilized 172 cell sites in this cluster (including three cell sites in Alabama-5 RSA), 23 of which were constructed by the Company in 1995 and 42 of which were placed in service in 1996.

PANAMA CITY

  The Company acquired control of the non-wireline cellular license for the Panama City, Florida market in 1991. The Company collects substantial roaming revenue in this market from subscribers from other systems who visit Panama City, a popular spring and summer vacation destination. As of December 31, 1996, the Company utilized 11 cell sites in this market. In 1997, the Company plans to add two additional cell sites in this market.

OPERATIONS

 General

  The Company has concentrated its efforts on creating an integrated network of cellular telephone systems in the southeastern United States, principally to date in Georgia, Alabama, Florida and South Carolina. At September 30, 1997, after giving effect to the Acquisition, the Company provided cellular telephone service to 295,162 subscribers in a total of 16 licensed service areas composed of eight MSAs and eight RSAs. The Company also participates in the North American Cellular Network ("NACN"), a nationwide consortium of non-wireline cellular telephone companies, with the goal of providing seamless regional and national cellular telephone service to its subscribers. Participation in the NACN allows seven-digit dialing access to the Company's subscribers when they travel outside the Company's service areas, providing them with convenient call delivery throughout large areas of the United States, Canada, Mexico and Puerto Rico served by other NACN participants.

  The following table sets forth information, at the dates indicated after giving effect to the Acquisition, regarding the Company's subscribers, penetration rate, cost to add a net subscriber, average monthly churn rate and average monthly service revenue per subscriber.

                                                                                        NINE
                                                                                       MONTHS
                                                                                        ENDED
                                              YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                     ---------------------------------------------  -------------
                                      1992     1993     1994      1995      1996        1997
Subscribers at end of period (1)...   29,869   54,382   99,626   187,870   243,204     295,162
Penetration at end of period (2)...     2.23%    3.57%    4.54%     6.41%     7.73%       8.88%
Cost to add a net subscriber (3)...  $   272  $   198  $   247  $    275  $    436     $   503
Average monthly churn (4)..........     1.58%    1.32%    1.54%     1.51%     1.89%       1.88%
Average monthly service revenue per
 subscriber (5)....................  $ 59.65  $ 56.70  $ 56.54  $  53.80  $  50.23     $ 45.44

---------------------
(1) Each billable telephone number in service represents one subscriber. Amounts at December 31, 1992 and 1993 include 955 and 2,576 subscribers, respectively, in the Alabama-7 RSA where the Company had interim operating authority from June 1991 through July 1994.
(2) Determined by dividing the aggregate number of subscribers by the estimated population.
(3) Determined for the periods, by dividing (i) all costs of sales and marketing, including salaries, commissions and employee benefits and all expenses incurred by sales and marketing personnel, agent commissions, credit reference expenses, losses on cellular telephone sales, rental expenses allocated to retail operations, net installation expenses and other miscellaneous sales and marketing charges for such period including fees paid for use of the CELLULAR ONE service mark, by (ii) the net subscribers added during such period.
(4) Determined for the periods, by dividing total subscribers discontinuing service by the average number of subscribers for such period , and divided by the number of months in the relevant period.
(5) Determined for the periods by dividing the (i) sum of the access, airtime, roaming, long distance, features, connection, disconnection and other revenues for such period by (ii) the average number of subscribers for such period, divided by the number of months in the relevant period.

SUBSCRIBERS AND SYSTEM USAGE

  On a pro forma basis, after giving effect to the Acquisition, the Company's subscribers have increased from 17,148 at January 1, 1992 to 295,162 at September 30, 1997. Reductions in the cost of cellular telephone services and equipment at the retail level have led to an increase in cellular telephone usage by general consumers for non-business purposes. As a result, the Company believes that there is an opportunity for significant growth in each of its existing service areas. The Company will continue to broaden its subscriber base for basic cellular telephone services as well as to increase its offering of customized services. The sale of custom calling features typically results in increased usage of cellular telephones by subscribers, thereby further enhancing revenues. In 1996, cellular telephone service revenues represented 94.8% of the Company's total revenues, with equipment sales and installation representing the balance.

MARKETING

  The Company's marketing strategy is designed to generate continued net subscriber growth by focusing on subscribers who are likely to generate lower than average deactivations and delinquent accounts, while simultaneously maintaining a low cost of adding net subscribers. Management has implemented its marketing strategy by training and compensating its sales force in a manner designed to stress the importance of high penetration levels and minimum costs per net subscriber addition. The Company's sales staff has a two-tier structure. A retail sales force handles walk-in traffic, and a targeted sales staff solicits certain industries and government subscribers. The Company's management believes that its internal sales force is more likely than independent agents successfully to select and screen new subscribers and select pricing plans that realistically match subscriber means and needs. In addition, the Company motivates its direct sales force to sell appropriate rate plans to subscribers, thereby reducing churn, by linking payment of commissions to subscriber retention. The Company believes its use of an internal sales force keeps marketing costs low, both because commissions are lower and because subscriber retention is higher than if it used independent agents. For the nine months ended September 30, 1997, the Company's cost to add a net subscriber was $503. The Company believes its cost to add a net subscriber will continue to be among the lowest in the cellular telephone industry, principally because of its in-house direct sales and marketing staff.

  The Company also maintains its low churn rate through an after-sale telemarketing program implemented through its sales force and a telemarketing service specializing in cellular customer services. This program not only enhances customer loyalty, which reduces churn, but also increases add-on sales and customer referrals. The telemarketing program allows the sales staff to check customer satisfaction as well as to offer additional calling features, such as voicemail, call waiting and call forwarding.

  The Company's sales force works principally out of retail stores in which the Company offers its cellular products and services. As of September 30, 1997, the Company maintained 32 retail stores and 4 offices. Retail stores, which range in size up to 11,000 square feet are fully equipped to handle customer service and the sale of cellular services, telephones and accessories. Eight of the newer and larger stores are promoted by the Company as "Superstores," seven of which are located in the Company's Georgia/Alabama service areas, and one in the Panama City, Florida service area. Each Superstore has an authorized warranty repair center and provides cellular telephone installation and maintenance services. Most of the Company's larger markets currently have at least one Superstore. In addition, to enhance convenience for its customers, the Company has begun to open smaller stores in locations such as shopping malls. In 1997, the Company plans to open three more stores in its Georgia/Alabama service areas. The Company's stores provide subscriber-friendly retail environments--extended hours, a large selection of phones and accessories, an expert sales staff, and convenient locations--which make the sales process quick and easy for the subscriber.

  The Company markets all of its products and services under the name CELLULAR ONE. The national advertising campaign conducted by Cellular One Group enhances the Company's advertising exposure at a fraction of what could be achieved by the Company alone. The Company also obtains substantial marketing benefits from the name recognition associated with this widely used service mark, both with existing subscribers traveling outside the Company's service areas and with potential new subscribers moving into the Company's service areas. In addition, travelers who subscribe to CELLULAR ONE service in other markets may be more likely to use the Company's service when they travel in the Company's service areas. Cellular telephones of non-wireline subscribers are either programmed to select the non-wireline carrier (such as the Company) when roaming, unless the non-wireline carrier in the roaming area is not yet operational, or the subscriber dials a special code or has a cellular telephone equipped with an "A/B" (wireline/non-wireline) switch and selects the wireline carrier.

  Through its membership in NACN and other special networking arrangements, the Company provides extended regional and national service to its subscribers, thereby allowing them to make and receive calls while in other cellular service areas without dialing special access codes. This service distinguishes the Company's call delivery features from those of many of its competitors.

PRODUCTS AND SERVICES

  In addition to providing high-quality cellular telephone service in each of its markets, the Company also offers various custom-calling features such as voicemail, call forwarding, call waiting, three-way conference calling and no answer and busy transfer. Several rate plans are presented to prospective subscribers so that they may choose the plan that will best fit their expected calling needs. Generally, these rate plans include a high user plan, a medium user plan, a basic plan and an economy plan. Most rate plans combine a fixed monthly access fee, per minute usage charges and additional charges for custom-calling features in a package that offers value to the subscriber while enhancing airtime use and revenues for the Company. In general, rate plans which include a higher monthly access fee typically include a lower usage rate per minute. An ongoing review of equipment and service pricing is maintained to ensure the Company's competitiveness. As appropriate, revisions to pricing of service plans and equipment are made to meet the demands of the local marketplace.

  The following table sets forth a breakdown of the Company's revenues after giving effect to the Fort Myers and Georgia Sales from the sale of its services and equipment for the periods indicated.

                                                                    NINE MONTHS
                                                                       ENDED
                                 YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                         ---------------------------------------- ----------------
                          1992    1993    1994    1995     1996    1996     1997
                                              (IN THOUSANDS)
Service revenue:
 Access and usage (1)... $11,821 $20,324 $37,063 $61,607 $105,006 $77,414 $ 89,517
 Roaming (2)............   2,231   3,075   5,844  11,157   13,099  10,000   14,523
 Long distance (3)......     992   1,309   2,218   3,634    6,632   4,969    5,972
 Other (4)..............     680   1,230   2,745   2,585    2,596   2,125    2,049
                         ------- ------- ------- ------- -------- ------- --------
   Total service
    revenue............. $15,724 $25,938 $47,870 $78,983 $127,333 $94,508 $112,061
Equipment sales and
 installation (5).......   3,558   5,238   6,381   6,830    7,027   5,182    6,260
                         ------- ------- ------- ------- -------- ------- --------
   Total................ $19,282 $31,176 $54,251 $85,813 $134,360 $99,690 $118,321
                         ======= ======= ======= ======= ======== ======= ========

---------------------
(1) Access and usage revenues include monthly access fees for providing service and usage fees based on per minute usage rates.
(2) Roaming revenues are fees charged for providing services to subscribers of other systems when such subscribers or "roamers" place or receive a telephone call within one of the Company's service areas.
(3) Long distance revenue is derived from long distance telephone calls placed by the Company's subscribers.
(4) Other revenue includes, among other things, connect fees charged to subscribers for initial activation on the cellular telephone system and fees for feature services such as voicemail, call forwarding and call waiting.
(5) Equipment sales and installation revenue includes revenue derived from the sale of cellular telephones and fees for the installation of such telephones.

  Reciprocal roaming agreements between each of the Company's cellular telephone systems and the cellular telephone systems of other operators allow their respective subscribers to place calls in most cellular service areas throughout the country. Roamers are charged usage fees which are generally higher than a given cellular telephone system's regular usage fees, thereby resulting in a higher profit margin on roaming revenue. Roaming revenue is a substantial source of incremental revenue for the Company. For 1996, roaming revenues accounted for 10.7% of the Company's service revenues and 10.1% of the Company's total revenue. This level of roaming revenue is due in part to the fact that the Company's market in Panama City, Florida is a regional shopping and vacation destination and a number of the Company's cellular telephone systems in the Georgia and Alabama market are located along major interstate travel corridors.

  In order to develop the market for cellular telephone service, the Company provides retail distribution of cellular telephones and maintains inventories of cellular telephones. The Company negotiates volume discounts for the purchase of cellular telephones and, in many cases, passes such discounts on to its customers. The Company believes that earning an operating profit on the sale of cellular telephones is of secondary importance to offering cellular telephones at competitive prices to potential subscribers. To respond to competition and to enhance subscriber growth, Palmer has historically sold cellular telephones below cost.

  The Company is currently developing several new services which it believes will provide additional revenue sources. Packet-switching technology will allow data to be transmitted much more quickly and efficiently than the current circuit-switching technology. Packet-switching uses the intervals between voice traffic on cellular channels to send packets of data instead of tying up dedicated cellular channels. The packets of information, which may be transmitted using several different channels, are subsequently reassembled and directed to the correct party at the receiving end. It is expected that the development of this technology will make it possible for cellular carriers to offer a broad range of cost-effective wireless data services, including facsimile and electronic mail transmissions, point-of-sale credit authorizations, package tracking, remote meter reading, alarm monitoring and communications between laptop computer units and local area computer networks or other computer databases. During 1996 Palmer began to implement the use of microcells. Microcells are low powered transmitters, typically constructed on a pole or the roof of a building, which provide reduced radius service within a specific area, such as large office buildings, underground facilities or areas shielded by topographical obstructions. Microcell service could be used, for instance, to provide wireless service within an office environment that was also integrated with wireless service to the home.

CUSTOMER SERVICE

  The Company is committed to attracting new subscribers and retaining existing subscribers by providing consistently high-quality customer service. In each of its cellular service areas, the Company maintains a local staff, including a store manager, customer service representatives, technical and engineering staff, sales representatives and installation and repair facilities. Each cellular service area handles its own customer-related functions such as customer activations, account adjustments and rate plan changes. Local offices and installation and repair facilities enable the Company to better service customers, schedule installations and repairs and monitor the technical quality of the cellular service areas.

  In addition, subscribers are able to report cellular telephone service or account problems to the Company 24 hours a day. Through the use of sophisticated monitoring equipment, technicians at the Company's headquarters are able to monitor the technical performance of its service areas.

  To ensure high-quality customer service, the Cellular One Group authorizes a third-party marketing research firm to perform customer satisfaction surveys of each of its licensees. Licensees must achieve a minimum customer satisfaction level in order to be permitted to continue using the CELLULAR ONE service mark. In 1996, the Company was awarded the #1 MSA and #2 RSA rankings in CELLULAR ONE's National Customer Satisfaction Survey. The Company has held number one rankings in four out of the last five years. The Company believes it has achieved this first place ranking through effective implementation of its direct sales and customer service support strategy.

  The Company has implemented a new software package to combat cellular telephone service fraud. This new software system can detect counterfeit cellular telephones while they are being operated and enables the Company to terminate service to the fraudulent user of the counterfeit cellular telephone. The Company also helps protect itself from fraud with pre-call customer validation and subscriber profiles specifically designed to combat the fraudulent use of subscriber accounts.

NETWORKS

  The Company strives to provide its subscribers with virtually seamless coverage throughout its cellular service market areas, thereby permitting subscribers to travel freely within this region and have their calls and custom calling features, such as voicemail, call waiting and call forwarding, follow them automatically without having to notify callers of their location or to rely on special access codes. The Company has been able to offer virtually seamless coverage by implementing a switch interconnection plan to mobile telephone switching offices ("MTSO") located in adjoining markets. The Company's equipment is built by NORTEL, formerly Northern Telecom, Inc. ("NTI"), and interconnection between MTSOs has been achieved using NTI's internal software and hardware.

  Through its participation in NACN since 1992 and other special networking arrangements, the Company has pursued its goal of offering seamless regional and national cellular service to its subscribers. NACN is the largest wireless telephone network system in the world--linking non-wireline cellular operators throughout the United States and Canada. Membership in NACN has aided the Company in integrating its cellular telephone systems within its region and has permitted the Company to offer cellular telephone service to its subscribers throughout a large portion of the United States, Canada, Mexico and Puerto Rico. NACN has provided the

Company with a number of distinct advantages: (i) lower costs for roaming verification, (ii) increased roaming revenue, (iii) more efficient roaming service and (iv) integration of Palmer's markets with over 4,600 cities in more than 40 states in the United States, Canada, Mexico and Puerto Rico.

SYSTEM DEVELOPMENT AND EXPANSION

  The Company develops its service areas by adding channels to existing cell sites and by building new cell sites. Such development is done for the purpose of increasing capacity and improving coverage in direct response to projected subscriber demand. Projected subscriber demand is calculated for each cellular service area on a cell by cell basis. These projections involve a traffic analysis of usage by existing subscribers and an estimation of the number of additional subscribers in each such area. In calculating projected subscriber demand, the Company builds into its design assumptions a maximum call "blockage" rate of 2.0% (percentage of calls that are not connected on first attempt at peak usage time during the day).

  The following table sets forth, by market, at the dates indicated, the number of the Company's operational cell sites.

                                AT DECEMBER 31,                     AT SEPTEMBER 30,
                            ------------------------------------    ----------------
                            1992    1993    1994    1995    1996          1997
     Georgia/Alabama.......  28(1)   39(1)   70(2)  121(3)  181(4)        192(5)
     Panama City, FL.......   4       7       7       9      11            11
                            ---     ---     ---     ---     ---           ---
       Total...............  32(1)   46(1)   77(2)  130(3)  192(4)        203(5)
                            ===     ===     ===     ===     ===           ===

---------------------
(1) Includes two cell sites in the Alabama-7 RSA where Palmer had interim operating authority from June 1991 through June 1994.
(2) Includes one cell site in the Alabama-5 RSA where Palmer has interim operating authority for two counties of such RSA and 17 existing cell sites that were purchased in the Georgia Acquisition.
(3) Includes two existing cell sites in the Alabama-5 RSA where Palmer has interim operating authority for two counties of such RSA and 28 existing cell sites that were purchased in the GTE Acquisition.
(4) Includes three existing cell sites in the Alabama-5 RSA where Palmer has interim operating authority for two counties of such RSA and 17 existing cell sites that were purchased in the Horizon and USCOC acquisitions. See "--Acquisitions."
(5) Includes two existing cell sites in the Alabama-5 RSA where Palmer has interim operating authority.

  The Company estimates that in 1996 the capacity of its existing cellular telephone systems increased 42.0%. During 1996, the Company spent $38.5 million and, based on projected growth in subscriber demand, expects to spend approximately $35 million in 1997 in order to build out its cellular service areas, install an additional microwave network and implement certain digital radio technology. The Company has constructed 34 cell sites to date in 1997 and plans to construct 7 additional cell sites with respect to its existing cellular systems during 1997 to meet projected subscriber demand and improve the quality of service. Cell site expansion is expected to enable the Company to continue to add subscribers, enhance use of its cellular telephone systems by existing subscribers, increase services used by subscribers of other cellular telephone systems due to the larger geographic area covered by the cellular telephone network and further enhance the overall efficiency of the network. The Company believes that the increased cellular telephone coverage will have a positive effect on market penetration and subscriber usage.

  Microwave networks enable the Company to connect switching equipment and cell sites without making use of local landline telephone carriers, thereby reducing or eliminating fees paid to landline carriers. During 1996, the Company spent $1.0 million to build additional microwave connections. In addition, in 1996 the Company spent $2.6 million to build a fiber optic network between Dothan, Alabama and Panama City, Florida. The installation of this network resulted in savings to the Company from a reduction in fees paid to telephone companies for landline charges, as well as giving the Company the ability to lease out a significant portion of capacity.

DIGITAL CELLULAR TECHNOLOGY

  Over the next decade, it is expected that cellular telephones will gradually convert from analog to digital technology. This conversion is due in part to capacity constraints in many of the largest cellular markets, such as Los Angeles, New York and Chicago. As carriers reach limited capacity levels, certain calls may be unable to be completed, especially during peak hours. Digital technology increases system capacity and offers other advantages over analog technology, including improved overall average signal quality, improved call security, potentially lower incremental costs for additional subscribers and the ability to provide data transmission services. The conversion from analog to digital technology is expected to be an industry-wide process that will take a number of years. The exact timing and overall costs of such conversion are not yet known.

  The Company began offering Time Division Multiple Access ("TDMA") standard digital service, one of three standards for digital service, during 1997. This digital network allows the Company to offer advanced cellular features and services such as caller-ID, short message paging and extended battery life. Where cell sites are not yet at their maximum capacity of radio channels, the Company is adding digital channels to the network incrementally based on the relative demand for digital and analog channels. Where cell sites are at full capacity, analog channels are being removed and redeployed to expand capacity elsewhere within the network and replaced in such cell sites by digital channels. The implementation of digital cellular technology over a period of several years will involve modest incremental expenditures for switch software and possible significant cost reductions as a result of reduced purchases of radio channels and a reduced requirement to split existing cells. However, as indicated above, the extent of any implementation of digital radio channels and the amount of any cost savings ultimately to be derived therefrom will depend primarily on subscriber demand. In the ordinary course of business, equipment upgrades at the cell sites have involved purchasing dual mode radios capable of using both analog and digital technology.

  The benefits of digital radio channels can only be achieved if subscribers purchase cellular telephones that are capable of transmitting and receiving digital signals. Currently, such telephones are more costly than analog telephones. The widespread use of digital cellular telephones is likely to occur only over a substantial period of time and there can be no assurance that this technology will replace analog cellular telephones. In addition, since most of the Company's existing subscribers currently have cellular telephones that exclusively utilize analog technology, it will be necessary to continue to support, and if necessary increase, the number of analog radio channels within the network for many years.

ACQUISITIONS

  The Company will continue to evaluate expansion through acquisitions of both
(i) contiguous cellular properties and other strategically located RSAs and small to mid-sized MSAs and (ii) minority interests in its existing cellular properties. In evaluating acquisition targets, the Company considers, among other things, demographic factors, including population size and density, geographic proximity to existing service areas, traffic patterns, cell site coverage and required capital expenditures.

  PCI entered the cellular telephone business in 1987, when it constructed a cellular telephone system for the Fort Myers, Florida MSA. PCI acquired control of this system in March 1988 and rapidly expanded its cellular telephone holdings, acquiring control of the non-wireline cellular licenses for the Columbus and Albany, Georgia and Dothan and Montgomery, Alabama MSAs in 1988.

  In 1991, Palmer acquired control of the non-wireline cellular license for the Panama City, Florida MSA. In 1992 and 1993, Palmer acquired two non-wireline cellular licenses for RSAs contiguous to Palmer's MSAs in Georgia and
Alabama: the Georgia-9 RSA in June 1992 and the Alabama-8 RSA in April 1993. The Georgia-9 RSA acquisition added the geographic territory between the Columbus, Macon and Albany, Georgia MSAs to Palmer's service area coverage. The Alabama-8 RSA expanded Palmer's service areas around three MSAs served by Palmer, covering a substantial portion of the geographic territory between the Montgomery, Alabama, Columbus, Georgia and Dothan, Alabama MSAs and the Georgia-9 RSA. In 1993, Palmer also increased its majority position in its MSAs in Albany, Georgia and in Dothan and Montgomery, Alabama, through the purchase of certain minority interests for an aggregate purchase price of $2.9 million.

  During 1994, Palmer continued to acquire minority interests in six of its MSAs for an aggregate purchase price of $3.1 million. Also, on October 31, 1994, Palmer acquired the cellular telephone systems of Southeast Georgia Cellular Limited Partnership ("SGC") and Georgia 12 Cellular Limited Partnership ("Georgia 12" and together with SGC, the "Georgia Partnerships") for an aggregate purchase price of $91.7 million (the "Georgia Acquisition"). The assets acquired by Palmer from SGC included the non-wireline cellular telephone systems for the Georgia-7 RSA, Georgia-8 RSA and Georgia-10 RSA. The assets acquired by Palmer from Georgia 12 included the non-wireline cellular telephone system located in the Georgia-12 RSA. The cellular telephone systems in the acquired RSAs serve a geographic territory in southeast Georgia that is adjacent to Palmer's Georgia-9 RSA and Macon, Georgia MSA.

  In December 1995, Palmer acquired interests in cellular telephone systems by purchasing Georgia Metronet, Inc. ("GMI") and Augusta Metronet, Inc. ("AMI" and together with GMI, the "GTE Companies") for an aggregate purchase price of $158.4 million (the "GTE Acquisition"). The assets acquired by Palmer in the GTE Acquisition included the non-wireline cellular telephone system located in the Savannah MSA and Augusta MSA, respectively. The cellular telephone systems in the newly-acquired MSAs serve a geographic territory in eastern Georgia and a portion of South Carolina that is adjacent to Palmer's existing markets in the Georgia-8 RSA and Georgia-12 RSA. In addition, Palmer also acquired the interim operating authority to provide cellular service to the southern portions of the South Carolina-7 RSA and South Carolina-8 RSA, respectively, which serve a geographic territory that is adjacent to Palmer's existing markets in the Georgia-8 RSA as well as the Savannah, and Augusta, Georgia MSAs. In addition, during 1995, Palmer acquired additional minority interests in six of its MSAs for an aggregate purchase price of $2.0 million.

  On June 20, 1996, Palmer acquired the cellular telephone system of USCOC of Georgia RSA #1, Inc. ("USCOC") for an aggregate purchase price of $31.6 million. The assets acquired by Palmer from USCOC included the cellular telephone system in the Georgia-1 RSA. The cellular telephone system in the acquired RSA serves a geographic territory of northwest Georgia between Chattanooga and Atlanta.

  On July 5, 1996, two of Palmer's majority-owned subsidiaries acquired the cellular telephone system of Horizon Cellular Telephone Company of Spalding, L.P. ("Horizon") for an aggregate purchase price of $36.0 million. The assets acquired by Palmer from Horizon include the cellular telephone system in the Georgia-6 RSA. The cellular telephone system in the acquired RSA serves a geographic territory of west central Georgia adjacent to Palmer's Macon and Columbus, Georgia MSAs.

  On February 1, 1997, a majority-owned subsidiary of Palmer acquired the cellular telephone system serving the Georgia-13 RSA from Mobile Communications Systems L.P. for a total purchase price of $31.1 million. The cellular telephone system in the acquired RSA serves a geographic territory of southwest Georgia adjacent to Palmer's Albany, Georgia and Dothan, Alabama MSAs.

COMPETITION

  The cellular telephone service industry in the United States is highly competitive. Cellular telephone systems compete principally on the basis of services and enhancements offered, the technical quality of the cellular system, customer service, coverage capacity and price of service and equipment. Currently, the Company's primary competition in each of its service areas is the other cellular licensee--the wireline carrier. The table below lists the wireline competitor in each of the Company's existing service areas:

      MARKET                       WIRELINE COMPETITOR
      Albany, GA.................. ALLTEL
      Augusta, GA................. ALLTEL
      Columbus, GA................ Public Service Cellular
      Macon, GA................... BellSouth
      Savannah, GA................ ALLTEL
      Georgia-6 RSA............... BellSouth and Intercel(1)
      Georgia-7 RSA............... Cellular Plus and BellSouth(1)
      Georgia-8 RSA............... ALLTEL
      Georgia-9 RSA............... ALLTEL and Public Service Cellular(1)
      Georgia-10 RSA.............. Cellular Plus and ALLTEL(1)
      Georgia-12 RSA.............. ALLTEL
      Georgia-13 RSA.............. ALLTEL
      Dothan, AL.................. BellSouth
      Montgomery, AL.............. ALLTEL
      Alabama-8 RSA............... ALLTEL
      Panama City, FL............. 360(degrees) Communications Company (formerly
                                    Sprint Cellular)

---------------------

(1) The wireline service area has been subdivided into two service areas by the purchasers of the authorization for the RSA.

  The Company also faces limited competition from and may in the future face increased competition from broadband PCS. Broadband PCS involves a network of small, low-powered transceivers placed throughout a neighborhood, business complex, community or metropolitan area to provide customers with mobile and portable voice and data communications. PCS subscribers communicate using digital radio handsets.

  The FCC allocated 120 MHZ of spectrum for licensed broadband PCS. The allocations for licensed PCS services are split into six blocks of frequencies--blocks "A" and "B" being two 30 MHZ allocations for each of the 51 Major Trading Areas ("MTAs") throughout the United States; block "C" being one 30 MHZ allocation in each of 493 Basic Trading Areas ("BTAs") in the United States; and blocks "D," "E" and "F" being three 10 MHZ allocations in each of the BTAs. The FCC has concluded the auction of all broadband PCS frequency blocks.

  The Company also faces competition from other existing communications technologies such as conventional mobile telephone service, SMR and ESMR systems and paging services.

  In addition, the FCC has licensed operators to provide mobile satellite service in which transmissions from mobile units to satellites would augment or replace transmissions to land-based stations. Although such a system is designed primarily to serve remote areas and is subject to transmission delays inherent in satellite communications, a mobile satellite system could augment or replace communications with segments of land-based cellular systems. Based on current technologies, however, satellite transmission services are not expected to be competitively priced with cellular telephone services.

  In order to grow and compete effectively in the wireless market, the Company plans to follow a strategy of increasing its bundled minute offerings. By increasing the number of minutes a customer can use for one flat rate, subscribers perceive greater value in their cellular service and become less usage sensitive, i.e., they can increase their cellular phone usage without seeing large corresponding increases in their cellular bill. These factors translate into more satisfied customers, greater customer usage and lower churn among existing subscribers. The perceived greater value also increases the number of potential customers in the marketplace. The Company believes that this strategy will enable it to increase its share of the wireless market.

SERVICE MARKS

  CELLULAR ONE is a registered service mark with the U.S. Patent and Trademark Office. The service mark is owned by Cellular One Group, a Delaware general partnership of Cellular One Marketing, Inc., a subsidiary of Southwestern Bell Mobile Systems, Inc., together with Cellular One Development, Inc., a subsidiary of AT&T and Vanguard Cellular Systems, Inc. The Company uses the CELLULAR ONE service mark to identify and promote its cellular telephone service pursuant to licensing agreements with Cellular One Group (the "Licensor"). In 1996, the Company paid $219,000 in licensing and advertising fees under these agreements. Licensing and advertising fees are determined based upon the population of the licensed areas. The licensing agreements require the Company to provide cellular telephone service to its customers, and to maintain a certain minimum overall customer satisfaction rating in surveys commissioned by the Licensor. The Company's customer satisfaction ratings have consistently far exceeded this required minimum. The licensing agreements which the Company has entered into are for five-year terms. See "Risk Factors--Reliance on Use of Third-Party Service Mark."

REGULATION

  As a provider of cellular telephone services, the Company is subject to extensive regulation by the federal government.

  The licensing, construction, operation, acquisition and transfer of cellular telephone systems in the United States are regulated by the FCC pursuant to the Communications Act of 1934, as amended (the "Communications Act"). The FCC has promulgated rules governing the construction and operation of cellular telephone systems and licensing and technical standards for the provision of cellular telephone service ("FCC Rules"). For cellular licensing purposes, the United States is divided into MSAs and RSAs. In each market, the frequencies allocated for cellular telephone use are divided into two equal blocks designated as Block A and Block B. Block A licenses were initially reserved for non-wireline companies, such as Palmer, while Block B licenses were initially reserved for entities affiliated with a local wireline telephone company. Under current FCC Rules, a Block A or Block B license may be transferred with FCC approval without restriction as to wireline affiliation, but generally, no entity may own any substantial interest in both systems in any one MSA or RSA. The FCC may prohibit or impose conditions on sales or transfers of licenses.

  Initial operating licenses are generally granted for terms of up to 10 years, renewable upon application to the FCC. Licenses may be revoked and license renewal applications denied for cause after appropriate notice and hearing. Palmer's cellular licenses expire in the following years with respect to the following number of service areas: 1997 (four); 1998 (three); 2000
(two); 2001 (four); 2002 (two) and 2006 (one). On September 22, 1997, the
Company filed License Renewal Applications with the FCC for the Savannah, Georgia MSA; the Albany, Georgia MSA; the Montgomery, Alabama MSA; and the Panama City, Florida MSA. Although these four licenses have since expired, the Company is permitted to continue to operate in these areas during the pendency of its renewal applications. The FCC has issued a decision confirming that current licensees will be granted a renewal expectancy if they have complied with their obligations under the Communications Act during their license terms and provided substantial public service. A potential challenger will bear a heavy burden to demonstrate that a license should not be renewed if the licensee's performance merits a renewal expectancy. The Company believes that the licenses controlled by the Company will be renewed in a timely manner. However, in the event that a license is not renewed, the Company would no longer have the right to operate in the relevant service area. A non-renewal of all licenses that are currently pending would have a material adverse effect on the Company's result of operations.

  Under FCC rules, each cellular licensee was given the exclusive right to construct one of two cellular telephone systems within the licensee's MSA or RSA during the initial five-year period of its authorization. At the end of such five-year period, other persons are permitted to apply to serve areas within the licensed market that are not served by the licensee and current FCC Rules provide that competing applications for these "unserved areas" are to be resolved through the auction process. Palmer and the Company have no material unserved areas in any of their cellular telephone systems that have been licensed for more than five years.

  The Company also regularly applies for FCC authority to use additional frequencies, to modify the technical parameters of existing licenses, to expand its service territory and to provide new services. The Communications Act requires prior FCC approval for acquisitions by the Company of other cellular telephone systems licensed by the FCC and transfers by Palmer of a controlling interest in any of its licenses or construction permits, or any rights thereunder. Although there can be no assurance that any future requests for approval or applications filed by the Company will be approved or acted upon in a timely manner by the FCC, based upon its experience to date, the Company has no reason to believe such requests or applications would not be approved or granted in due course.

  The Communications Act prohibits the holding of a common carrier license (such as the Company's cellular licenses) by a corporation of which more than 20% of the capital stock is owned directly or beneficially by aliens. Where a corporation such as the Company controls another entity that holds an FCC license, such corporation may not have more than 25% of its capital stock owned directly or beneficially by aliens, in each case, if the FCC finds that the public interest would be served by such prohibitions. Failure to comply with these requirements may result in the FCC issuing an order to Palmer requiring divestiture of alien ownership to bring the Company into compliance with the Communications Act. In addition, fines or a denial of renewal, or revocation of the license are possible.

  From time to time, legislation which could potentially affect the Company, either beneficially or adversely, may be proposed by federal and state legislators. On February 8, 1996, the Telecommunications Act of 1996 (the "Telecom Act") was signed into law, revising the Communications Act to eliminate unnecessary regulation and to increase competition among providers of communications services. The Company cannot predict the future impact of this or other legislation on its operations.

  The major provisions of the Telecom Act potentially affecting Palmer are as follows:

  Interconnection. The Telecom Act requires state public utilities commissions and/or the FCC to implement policies that mandate cost-based reciprocal compensation between cellular carriers and local exchange carriers ("LEC") for interconnection services.

  On August 8, 1996, the FCC released its First Report and Order in the matter of Implementation of the Local Competition Provisions in the Telecommunications Act of 1996 ("FCC Order") establishing the rules for the costing and provisioning of interconnection services and the offering of unbundled network elements by incumbent local exchange carriers. The FCC Order established procedures for Palmer's renegotiation of interconnection agreements with the incumbent local exchange carrier in each of Palmer's markets. LECs and state regulators filed appeals of the FCC Order, which have been consolidated in the US Court of Appeals for the Eighth Circuit. The Court has temporarily stayed the effective date of the pricing rules until more permanent relief can be fashioned.

  The Company is currently negotiating with the incumbent local exchange carriers and has already renegotiated certain interconnection agreements with LECs in most of the Company's market. These negotiations have resulted in a substantial decrease in interconnection expenses incurred by the Company.

  Facilities siting for personal wireless services. The siting and construction of cellular transmitter towers, antennas and equipment shelters are often subject to state or local zoning, land use and other regulation. Such regulation may require zoning, environmental and building permit approvals or other state or local certification.

The Telecom Act provides that state and local authority over the placement, construction and modification of personal wireless services (including cellular and other commercial mobile radio services and unlicensed wireless services) shall not prohibit or have the effect of prohibiting personal wireless services or unreasonably discriminate among providers of functionally equivalent services. In addition, local authorities must act on requests made for siting in a reasonable period of time and any decision to deny must be in writing and supported by substantial evidence. Appeals of zoning decisions that fail to comply with the provisions of the Telecom Act can be made on an expedited basis to a court of competent jurisdiction, which can be either federal district or state court. The Company anticipates that, as a result the Telecom Act, it will more readily receive local zoning approval for proposed cellular base stations. In addition, the Telecom Act codified the Presidential memorandum on the use of federal lands for siting wireless facilities by requiring the President or his designee to establish procedures whereby federal agencies will make available their properties, rights of ways and other easements at a fair and reasonable price for service dependent upon federal spectrum.

  Environmental effect of radio frequency emissions. The Telecom Act provides that state and local authorities cannot regulate personal wireless facilities based on the environmental effects of radio frequency emissions if those facilities comply with the federal standard.

  Universal service. The Telecom Act also provides that all communications carriers providing interstate communications services, including cellular carriers, must contribute to the federal universal service support mechanisms that the FCC will establish. The FCC implemented this provision of the Telecom Act in a "Report and Order" released May 8, 1997 in the matter of "Federal-State Joint Board on Universal Service," which also provides that any cellular carrier is potentially eligible to receive universal service support.

  The Communications Act preempts state and local regulation of the entry of, or the rates charged by, any provider of cellular service.

EMPLOYEES

  At September 30, 1997 Palmer had 575 full-time employees (excluding Fort Myers and Georgia-1), none of whom is represented by a labor organization. Management considers its relations with employees to be good.

PROPERTIES

  For each market served by the Company's operations, the Company maintains at least one sales or administrative office and operates a number of cell transmitter and antenna sites. As of September 30, 1997, the Company had approximately 31 leases for retail stores used in conjunction with its operations and 3 leases for administrative offices. The Company also had approximately 123 leases to accommodate cell transmitters and antennas as of July 8, 1997.

LEGAL PROCEEDINGS

  Neither the Company nor Palmer is currently involved in any pending legal proceedings likely to have a material adverse impact on the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the directors and executive officers of the Company.

            NAME         AGE                       OFFICE
            ----         ---                       ------
     William J. Ryan.... 65  President and Chief Executive Officer
     M. Wayne Wisehart.. 50  Vice President, Treasurer, Chief Financial Officer
     K. Patrick Meehan.. 39  Vice President--General Counsel and Secretary
     Robert Price....... 64  Director

EXECUTIVE OFFICERS

  The following is a biographical summary of the experience of the executive officers of Palmer who continue as executive officers of the Company. The Company has entered into employment contracts with William J. Ryan and M. Wayne Wisehart to continue as officers of the Company and has entered into employment contracts with other key employees prior to the consummation of the Merger.

  WILLIAM J. RYAN, President and Chief Executive Officer. Mr. Ryan served as Chief Executive Officer and President of PCI from 1984 until July 1995. Mr. Ryan was Chief Operating Officer and President of PCI from 1982 to 1984. Mr. Ryan has over 40 years of communications and telecommunications experience. He joined PCI in 1970 following that company's acquisition of certain radio and cable properties which Mr. Ryan had partially owned and operated since 1955. In his capacity as Chief Executive Officer, Mr. Ryan has successfully led the Company through 18 acquisitions of cellular telephone systems. Mr. Ryan is a director of the Cellular Telecommunications Industry Association, the founding chairman of Cable Television Advertising Bureau, Inc. and a former president of the Florida Cable Association, the Florida Broadcasters Association and the Southern Cable Association.

  M. WAYNE WISEHART, Vice President, Treasurer and Chief Financial Officer. Mr. Wisehart served as Chief Financial Officer of PCI from 1982 until July 1995. He was promoted to Treasurer of PCI in 1983 and to Vice President in 1987. Mr. Wisehart has over 15 years of communications and telecommunications experience. In his capacity as Chief Financial Officer of PCI, he was instrumental in the financial management and direction of the Company. Prior to joining PCI, Mr. Wisehart served as Treasurer of the Des Moines Register & Tribune Company of Des Moines, Iowa, for approximately five years. He began his career in 1972 with Peat, Marwick, Mitchell & Co. in St. Louis, Missouri, where he became a Certified Public Accountant. Mr. Wisehart then served as a tax specialist for three years with General Dynamics Corporation in St. Louis, Missouri.

  K. PATRICK MEEHAN, Vice President-General Counsel and Secretary. Mr. Meehan served as Vice President/General Counsel and Assistant Secretary of PCI from 1991 until July 1995. As an attorney with the law firm of Leibowitz & Spencer in Miami, Florida, from 1985 to May 1991, Mr. Meehan represented clients before the FCC and handled corporate transactions involving broadcast, paging and cellular telephone companies. He is a 1985 graduate of the Columbus School of Law and The Institute for Communications Law Studies at The Catholic University of America in Washington, D.C. Mr. Meehan is a member of the Florida Bar, the District of Columbia Bar and the American Bar Association.

DIRECTOR

  ROBERT PRICE has served concurrently as a Director and the Chief Executive Officer, President and Treasurer of PCC since 1979 and has been the Director of the Guarantor, Holdings and PCW since 1997. Mr. Price has been a Director of PriCellular since 1990. Mr. Price was the President and Assistant Treasurer of PriCellular from 1990 until May 1997 and has served as Chairman of PriCellular since May 1997. In 1992 PCC filed for protection from creditors pursuant to Chapter 11 of the United States Bankruptcy Code. The Company's

Amended Plan of Reorganization was confirmed on June 11, 1992 and became effective on December 30, 1992. Mr. Price, an attorney, is a former General Partner of Lazard Freres & Co. He has served as an Assistant United States Attorney, practiced law in New York and served as Deputy Mayor of New York City. In the early sixties, Mr. Price served as President and Director of Atlantic States Industries, a corporation owning weekly newspapers and four radio stations. After leaving public office, Mr. Price became Executive Vice President of The Dreyfus Corporation and an Investment Officer of The Dreyfus Fund. In 1972 he joined Lazard Freres & Co. Mr. Price has served as a Director of Holly Sugar Corporation, Atlantic States Industries, The Dreyfus Corporation, Graphic Scanning Corp. and Lane Bryant, Inc., and is currently a member of The Council on Foreign Relations. Mr. Price serves as the Representative of the Majority Leader and President Pro Tem of the New York Senate and as a member on the Board of Directors of the Municipal Assistance Corporation for the City of New York and as a Member of the Board of Trustees of the City University of New York. Mr. Price is also a Director and president of TLM Corporation.

DIRECTOR COMPENSATION

  Directors are not paid fees.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information concerning the compensation paid to the executive officers of Palmer for the year ended December 31, 1996.

                                    ANNUAL           LONG-TERM
                                 COMPENSATION       COMPENSATION
                              ------------------ ------------------
   NAME AND PRINCIPAL                                SECURITIES      ALL OTHER
        POSITION         YEAR SALARY($) BONUS($) UNDERLYING OPTIONS COMPENSATION
   ------------------    ---- --------- -------- ------------------ ------------
William J. Ryan, Presi-
 dent and                1996 $339,731  $ 34,000                      $31,422(1)
 Chief Executive Officer 1995 $331,651  $119,880      130,000         $55,356
Robert G. Engelhardt,
 Executive               1996 $251,538  $ 25,200                      $18,726(2)
 Vice President and Sec-
  retary                 1995 $239,019  $ 57,600      120,000         $26,073
M. Wayne Wisehart, Vice
 President,              1996 $152,211  $ 15,250                      $23,559(3)
 Treasurer and Chief Fi-
  nancial Officer        1995 $145,256  $ 34,800       75,000         $33,417
Leon J. Hensen, Senior
 Vice                    1996 $173,173  $ 13,880                      $16,798(4)
 President-General Man-
  ager                   1995 $163,862  $ 39,188       75,000         $22,764
K. Patrick Meehan, Vice
 President-              1996 $124,423  $ 12,500                      $19,386(5)
 General Counsel and As-
  sistant Secretary      1995 $109,936  $ 26,400       65,000         $15,108

--------
(1) Includes the following: PCI 401(k) Profit Sharing Plan and Trust ("401(k) Plan") contributions of $9,500, auto allowance of $7,415 (including insurance and license), tax services of $5,228, club dues of $5,535 and medical reimbursements of $3,744.
(2) Includes the following: 401(k) Plan contributions of $9,500, auto allowance of $6,744 (including insurance and license), tax services of $850, club dues of $1,051 and medical reimbursements of $581.
(3) Includes the following: 401(k) Plan contributions of $9,500, auto allowance of $6,798 (including insurance and license), tax services of $0, club dues of $7,261 and medical reimbursements of $0.
(4) Includes the following: 401(k) Plan contributions of $9,078, auto allowance of $6,501 (including insurance and license), tax services of $0, club dues of $1,219 and medical reimbursements of $0.
(5) Includes the following: 401(k) Plan contributions of $9,500, auto allowance of $6,975 (including insurance and license), tax services of $275, club dues of $1,218 and medical reimbursements of $1,418.

STOCK OPTIONS

  During 1996, no stock options were granted to or exercised by the executive officers of Palmer. The following table provides information regarding the value of all unexercised options held at December 31, 1996 by the executive officers of Palmer.

                                     NUMBER OF
                               SECURITIES UNDERLYING     VALUE OF UNEXERCISED
                              UNEXERCISED OPTIONS AT    IN-THE-MONEY OPTIONS AT
                                 DECEMBER 31, 1996       DECEMBER 31, 1996(1)
                             ------------------------- -------------------------
  NAME                       UNEXERCISABLE EXERCISABLE UNEXERCISABLE EXERCISABLE
  ----                       ------------- ----------- ------------- -----------
William J. Ryan.............    86,666       43,334         $ 0          $ 0
Robert G. Engelhardt........    80,000       40,000         $ 0          $ 0
M. Wayne Wisehart...........    50,000       25,000         $ 0          $ 0
Leon J. Hensen..............    50,000       25,000         $ 0          $ 0
K. Patrick Meehan...........    43,333       21,667         $ 0          $ 0

--------
(1) Based on a per share price of $10.375 on February 18, 1997.

EMPLOYMENT AGREEMENTS

  In 1995, the Company entered into employment agreements (the "Palmer Agreements") with each of Messrs. Ryan and Engelhardt, for an initial term of three years, and Wisehart, Hensen and Meehan, for an initial term of two years. Each Palmer Agreement had an automatic one-year renewal on each anniversary date thereof. Base salaries under the Palmer Agreements for 1996 were $340,000, $252,000, $152,500, $173,500 and $125,000, respectively. Each
Palmer Agreement specified that if the executive officer is terminated by the Company without cause (as defined therein), or if the executive officer terminates the agreement for good reason (as defined therein, including if the employment of the executive officer is terminated within one year of a change in control of the Company), the Company will pay to the executive officer the full base salary and benefits which would otherwise have been paid to such officer during a fixed term (three years for Messrs. Ryan and Engelhardt; two years for Messrs. Wisehart, Hensen and Meehan) (to be paid at the time such payments are due). The Compensation Committee of the Board of Directors approved 1997 base salaries under the Palmer Agreements as follows: $340,000 for Mr. Ryan; $178,500 for Mr. Hensen; $160,000 for Mr. Wisehart; and $140,000 for Mr. Meehan.

  Pursuant to the change of control provision described above, approximately $4.0 million of payments became payable under such contracts at the time of the Merger. Approximately $1.4 million was paid on the effective date of the Merger to Mr. Ryan as a severance payment pursuant to his existing employment contract and approximately $2.6 million of severance payments are payable over several years pursuant to existing employment contracts between Palmer and its other executive officers. The Company has entered into employment contracts with Mr. Ryan and Mr. Wisehart to continue as officers of the Company and has entered into employment contracts with other key employees prior to the consummation of the Acquisition (the "Price Agreements").

  In 1997, the Company entered into an employment agreement with Mr. Ryan (the "Ryan Agreement") for a term ending on December 31, 1999. The Ryan Agreement contains an option to engage Mr. Ryan as a consultant for a period of one year after December 31, 1999 at an annual salary equal to 50% of his base salary. The base salary under the Ryan Agreement for 1997 is $500,000, plus an annual bonus based upon the Company's financial performance. The Ryan Agreement specifies that if Mr. Ryan is terminated by the Company other than for Cause (as defined therein), disability or death or if Mr. Ryan terminates the agreement for Good Reason (as defined therein), the Company will pay to Mr. Ryan the full base salary and benefits which would otherwise have been paid to Mr. Ryan, as well as a pro-rated bonus, through December 31, 1999 (to be paid at the time such payments are due).

  In 1997, the Company entered into an employment agreement with Mr. Wisehart (the "Wisehart Agreement") for an initial term ending on December 31, 1999. The Wisehart Agreement has an automatic one-year renewal on each anniversary date thereof. The base salary under the Wisehart Agreement for 1997 is $300,000, plus an annual bonus based upon the Company's financial performance. The Wisehart Agreement specifies that if Mr. Wisehart is terminated by the Company other than for Cause (as defined therein), disability or death or if Mr. Wisehart terminates the agreement for Good Reason (as defined therein), the Company will pay to Mr. Wisehart the full base salary and benefits which would otherwise have been paid to Mr. Wisehart, as well as a pro-rated bonus, until two years after the date of termination (to be paid at the time such payments are due).

  The Wisehart and Ryan Agreements each contain a confidentiality provision and provide that the executive officer may not during employment or for a period of one year following termination of employment induce or attempt to induce any employee of the Company to render services for any other person, firm or corporation.

  In 1997, the Company entered into an employment agreement with Mr. Meehan (the "Meehan Agreement") for an initial term ending on December 31, 1998. The Meehan Agreement has an automatic one-year renewal on each anniversary date thereof. The base salary under the Meehan Agreement for 1997 is $180,000. The Meehan Agreement specifies that if Mr. Meehan is terminated by the Company other than for Cause (as defined therein), disability or death or if Mr. Meehan terminates the agreement for Good Reason (as defined therein), the Company will pay to Mr. Meehan the full base salary and benefits which would otherwise have been paid to Mr. Meehan until one year after the date of termination (to be paid at the time such payments are due).

  The Price Agreements provide that for one year following termination of employment, the executive officer will not, in any state in which the Company is engaged or plans to engage in business, (i) compete with the Company on behalf of the executive officer or any third party, (ii) participate as a director, agent, representative, stockholder or partner or have any direct or indirect financial interest in any enterprise which engages in the business in which the Company is engaged, or (iii) participate as an employee or officer in any enterprise in which such officer's responsibilities relate to the cellular business or any other business in which the Company is engaged; provided, however, that ownership by such officer of less than 5% of the outstanding stock of any corporation listed on a national securities exchange conducting any such business will not be deemed a violation of such non-competition provision.

                            PRINCIPAL STOCKHOLDERS

  All of Holdings's issued and outstanding capital stock is owned indirectly by PCC. The following table sets forth certain information with respect to the beneficial ownership of the Common Stock and PIK Preferred Stock of PCC as of August 8, 1997 by (i) each person or group known to the Company who beneficially owns more than five percent of PCC Common Stock and (ii) all directors and executive officers of the Company as a group:

                                      CLASS OF            NUMBER OF     PERCENTAGE
                                       STOCK              SHARES (1)     OF CLASS
   NAME OF BENEFICIAL OWNER           --------            ----------    ----------
   Robert Price............   Common Stock                  866,758        17.3%
                              Series A Preferred Stock(2)   728,133         100%
                              Series B Preferred Stock(3)   364,066         100%
   William J. Ryan.........              --                     --          --
   M. Wayne Wisehart.......              --                     --          --
   K. Patrick Meehan.......              --                     --          --
   NatWest Capital Markets
    Limited................   PIK Preferred Stock         1,129,000(4)      100%
   All directors and
    officers as a
    group (5 persons)......   Common Stock                  866,758        17.3%
                              Series A Preferred Stock      728,133         100%
                              Series B Preferred Stock      364,066         100%

---------------------
(1) Under the applicable rules of the Securities and Exchange Commission, each person or entity is deemed to be a beneficial owner with the power to vote and direct the disposition of these shares.
(2) The Series A Preferred Stock votes with the Common Stock on a share for share basis.
(3) The Series B Preferred Stock votes with the Common Stock on a share for share basis.
(4) The PIK Preferred Stock does not have voting rights (other than as required by law).

                      DESCRIPTION OF NEW CREDIT FACILITY

  The New Credit Facility which was entered into by PCW is provided by a syndicate of banks, financial institutions and other "accredited investors" (as defined in Regulation D under the Securities Act; each such bank, financial institution and accredited investor being a "Lender" and, collectively, the "Lenders"). The New Credit Facility includes a $325.0 million term loan facility and a $200.0 million revolving credit facility, which provides for loans and under which letters of credit may be issued and a portion of which will be made available as a swingline facility. The term loan facility is comprised of tranche A term loans of up to $100.0 million, which have a maturity of eight years, and tranche B term loans of up to $225.0 million, which have a maturity of nine years. The revolving credit facility will terminate eight years after the closing date of the New Credit Facility (October 6, 1997, the "Closing Date").

  The New Credit Facility bears interest, at PCW's option, at the alternate base rate or the reserve adjusted Euro-Dollar rate plus, in each case, applicable margins of (i) in the case of tranche A term loans and revolving loans (x) 2.50% for Euro-Dollar rate loans and (y) 1.50% for base rate loans and (ii) in the case of tranche B term loans (x) 2.75% for Euro-Dollar rate loans and (y) 1.75% for base rate loans. After the occurrence and during the continuation of an event of default under the New Credit Agreement, interest shall accrue at the rate for loans bearing interest at the rate determined by reference to the base rate plus an additional 2.00% per annum and shall be payable on demand.

  PCW will pay commitment fees in an amount equal to 0.50% per annum on the daily average unused portion of the revolving credit facility. Such fees shall be payable quarterly in arrears and upon the maturity or termination of the revolving credit facility.

  Beginning six months after the Closing Date, the applicable margins for the tranche A term loans and revolving loans will be determined based on the ratio of consolidated total debt to consolidated EBITDA of PCW and its subsidiaries (as defined in the New Credit Facility).

  PCW will pay, in respect of each letter of credit, a fee calculated on the daily amount available to be drawn on the issued letter of credit at a rate per annum equal to the applicable margin for Euro-Dollar rate loans under the revolving credit facility, which shall be shared by all Lenders, and the greater of $500 or an additional 0.25% per annum, which shall be retained by the Lender issuing the letter of credit, which percentage shall be multiplied by the amount available from time to time for drawing under such letter of credit.

  The New Credit Facility is subject to the following amortization schedule:

                                                                       REVOLVING
                                                 TRANCHE A  TRANCHE B   CREDIT
         YEAR                                    TERM LOANS TERM LOANS FACILITY
                                                    (%)        (%)        (%)
         1......................................     0.0        1.0        0.0
         2......................................     0.0        1.0        0.0
         3......................................    10.0        1.0       10.0
         4......................................    12.5        1.0       12.5
         5......................................    15.0        1.0       15.0
         6......................................    17.5        1.0       17.5
         7......................................    20.0        1.0       20.0
         8......................................    25.0        1.0       25.0
         9......................................     --        92.0        --
                                                   -----      -----      -----
                                                   100.0      100.0      100.0

  The New Credit Facility is subject to mandatory prepayment: (i) with the net after-tax cash proceeds of the sale or other disposition of any property or assets of PCW or any of its subsidiaries in excess of $5 million per year, subject to certain exceptions, (ii) with 50% of the net cash proceeds received from the issuance of equity securities of Holdings or any of its subsidiaries,
(iii) with the net cash proceeds received from certain issuances of debt securities by Holdings or any of its subsidiaries, (iv) with 50% of excess cash flow (as defined in the New Credit Facility) for each fiscal year, payable within 90 days after the end of the applicable fiscal year. All mandatory prepayment amounts shall be applied first to the prepayment of the term loan facility and thereafter to the prepayment of the revolving credit facility.

  Holdings and all existing or future subsidiaries of PCW are guarantors of the New Credit Facility. PCW's obligations under the New Credit Facility are secured by: (i) all existing and after-acquired personal property of PCW and the subsidiary guarantors, including a pledge of all of the stock of all existing or future subsidiaries of PCW, (ii) first-priority perfected liens on all existing and after-acquired real property fee and leasehold interests of PCW and the subsidiary guarantors, subject to customary permitted liens (as defined in the New Credit Facility), (iii) a pledge by Holdings of the stock of PCW and (iv) a negative pledge on all assets of PCW and its subsidiaries, subject to exceptions.

  The New Credit Facility contains customary covenants and restrictions on PCW's ability to engage in certain activities, including, but not limited to:
(i) limitations on other indebtedness, liens, investments and guarantees, (ii) restrictions on dividends and redemptions and payments on subordinated debt and (iii) restrictions on mergers and acquisitions, sales of assets and leases.

  The New Credit Facility also contains financial covenants requiring PCW to maintain a minimum total debt service coverage test, a minimum EBITDA test, a minimum interest coverage test, a minimum fixed charge coverage test and a maximum leverage test.

  Borrowing under the New Credit Facility is subject to significant conditions, including compliance with certain financial ratios and the absence of any material adverse change. See "Risk Factors--Leverage, Liquidity and Ability to Meet Required Debt Service."

                  DESCRIPTION OF CELLULAR ONE AGREEMENTS

  The Company is currently party to sixteen license agreements with Cellular One Group, a Delaware general partnership, which cover separate cellular telephone system areas. The terms of each agreement (each, a "Cellular One Agreement") are substantially identical. Pursuant to each Cellular One Agreement, Cellular One Group has granted a license to use the "CELLULAR ONE" mark (the "Mark") in its FCC-licensed territory (the "Licensed Territory") to promote its cellular telephone service. Cellular One Group has agreed not to license such mark to any other cellular telephone service provider in such territory during the term of the agreement.

  In connection with each Cellular One Agreement, the Company has agreed to pay an annual licensing fee equal to $.02 per person in the Licensed Territory based on the total population of the market, subject to a minimum payment of $3000, and, in certain circumstances, will pay an annual advertising fee not in excess of $.05 per person in the Licensed Territory.

  Each Cellular One Agreement has a term of five years and is renewable, subject to the conditions described herein, at the option of the Company for three additional five-year terms subject to provision of advanced written notice by the Company. In connection with any renewal, the Company must execute Cellular One Group's then-current form of license renewal agreement, which form may contain provisions materially different than those in the Cellular One Agreement.

  Cellular One Group may terminate the Agreement at any time without written notice to the Company upon certain events, including bankruptcy, insolvency and dissolution of the Company.

  In addition, Cellular One Group may terminate the Agreement at any time, subject to delivery of written notice (i) if the Company fails to achieve 85% customer satisfaction (or such higher percentage established by Cellular One Group) for a prescribed amount of time or (ii) if the Company fails to achieve 65% customer satisfaction in any survey other than an initial customer satisfaction survey by Cellular One, (iii) if any principal stockholder or officer of the Company is convicted of a felony, fraud or other crime that Cellular One Group believes is reasonably likely to have an adverse effect on the Mark, (iv) if a threat or danger to public health or safety results from the operation of the Company's cellular telephone business, (v) if the Company violates certain undertakings in the Cellular One Agreement, including limitations on assignment and confidentiality restrictions, (vi) if the Company knowingly submits false reports or information to Cellular One Group or any other entity conducting a customer satisfaction survey or (vii) if the Company contests in any proceeding the validity or registration of, or Cellular One Group's ownership of, the Mark.

  Finally, Cellular One Group may terminate the Agreement if the Company (i) fails to pay any amounts thereunder when due or fails to submit information required to be provided pursuant to the Cellular One Agreement when due or makes a false statement in connection therewith, (ii) fails to operate its business in conformity with FCC directives, technical industry standards and other standards specified from time to time by Cellular One Group, (iii) misuses, makes unauthorized use of or materially impairs the goodwill of the Mark, (iv) engages in any business under a name that is confusingly similar to the Mark, (v) or permits a continued violation of any law or regulation applicable to it, in each case subject to a thirty-day cure period.

  The Agreement is terminable by the Company at any time subject to 120 days' written notice.

  The Company has agreed to indemnify Cellular One Group and its employees and affiliates, including its constituent partners, against all claims arising from the operation of its cellular phone business and the costs, including attorneys fees, of defending against them.

                             DESCRIPTION OF NOTES

GENERAL

  The New Notes will be issued under an Indenture, dated as of August 11, 1997 (the "Indenture"), by and among the Company, the Guarantor and Bank of Montreal Trust Company, as trustee (the "Trustee"), which has been filed as an exhibit to the Registration Statement of which this Prospectus constitutes a part. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA. The following summaries of certain provisions of the Indenture are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of those documents. Unless the context otherwise requires, all references to the "Company" in this section refer to Price Communications Cellular Holdings, Inc. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Indenture. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference.

  The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes and except that, if the Exchange Offer is not consummated by February 7, 1998, Holders that have complied with their obligations under the Registration Rights Agreement will be entitled, subject to certain exceptions, to liquidated damages in an amount equal to $0.05 per week per $1,000 principal amount at maturity of Old Notes held by such Holder until May 8, 1998 and up to $0.25 per week per $1,000 principal amount at maturity of Old Notes thereafter until the consummation of the Exchange Offer.

  The Notes are general obligations of the Company ranking senior to all subordinated indebtedness of the Company and pari passu in right of payment to all other existing and future Indebtedness of the Company. As of September 30, 1997, on a pro forma basis after giving effect to the Offering, the application of the estimated net proceeds therefrom and the Acquisition and related financings described herein under "Unaudited Pro Forma Condensed Consolidated Financial Statements," the Company, on a consolidated basis, would have had approximately $695.3 million of Indebtedness. The Company is a holding company and, therefore, the Notes are effectively subordinated to all liabilities (including trade payables) of the Company's subsidiaries (including the Senior Subordinated Notes and the New Credit Facility). At September 30, 1997, on a pro forma basis as described above, the Company's subsidiaries would have had outstanding $620.0 million of Indebtedness, including Indebtedness under the Senior Subordinated Notes and the New Credit Facility, and $276.0 million of other liabilities including $197.1 million of deferred income tax liabilities recorded in connection with the purchase accounting treatment of the Acquisition and including trade payables. The Notes are issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

  The Notes will mature on August 1, 2007. Interest payable in cash will not commence to accrue on the Notes prior to August 2, 2002. Thereafter, interest on the Notes will commence to accrue at the rate of 13 1/2% per annum, payable in cash semi-annually. The Old Notes were issued at a substantial discount from their principal amount, and the original issue discount on the Notes will accrete from the date of the original issuance of the Old Notes through August 1, 2002. Thereafter, the Notes will bear interest at the rate per annum stated on the cover page of this Prospectus from August 2, 2002 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on February 1 and August 1 of each year, commencing February 1, 2003 to the Persons in whose names such Notes are registered at the close of business on the January 15 or July 15 preceding such Interest Payment Date.

  The Indenture does not contain provisions which would afford Holders of the Notes protection in the event of a decline in the Company's credit quality resulting from highly leveraged or other similar transactions involving the Company.

  Principal of, premium, liquidated damages, if any, and interest on the Notes will be payable, and, subject to the following provisions, the Notes may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan of The City of New York. At the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at the addresses set forth upon the registry books of the Company. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Company, the Company's office or agency will be the corporate trust office of the Trustee presently located at Wall Street Plaza, 88 Pine Street, 19th floor, New York, New York 10005 c/o Corporate Trust Department.

  As the Company conducts its operations through its subsidiaries, the Company's ability to meet its cash obligations is dependent upon the ability of its subsidiaries to make cash distributions to the Company. Furthermore, any right of the Company to receive the assets of any of its subsidiaries upon any such subsidiary's liquidation (and the consequent right of the Holders of the Notes to participate in the distribution of the proceeds of those assets) effectively will be subordinated by operation of law to the claims of such subsidiary's creditors (including trade creditors) and holders of its preferred stock, except to the extent that the Company is itself recognized as a creditor or preferred stockholder of such subsidiary, in which case the claims of the Company would still be subordinate to any indebtedness or preferred stock of such subsidiary senior in right of payment to that held by the Company. In the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or any assignment for the benefit of the creditors of the Company or a marshalling of assets or liabilities of the Company, Holders of the Notes may receive ratably less than other such creditors or interest holders.

RANKING

  The Notes are senior obligations of Holdings. The Notes will rank pari passu in right of payment with all future senior indebtedness of Holdings and will rank senior in right of payment to all future subordinated indebtedness of Holdings. The Notes are effectively subordinated to all liabilities of Holdings's subsidiaries. On a pro forma basis after giving effect to the Offering and the Acquisition and related financings as if each occurred on such date, as of September 30, 1997, Holdings would have had outstanding approximately $75.3 million of Indebtedness and Holdings's subsidiaries would have had outstanding $620.0 million of Indebtedness, including Indebtedness under the Senior Subordinated Notes and the New Credit Facility and $276.0 million of other liabilities including $197.1 million of deferred income tax liabilities recorded in connection with the purchase accounting treatment of the Acquisition and including trade payables.

GUARANTEE

  The Company's obligations under the Notes are unconditionally guaranteed (the "Guarantee") by Price Communications Cellular Inc. (the "Guarantor"). See "Description of the Guarantee"

NEGATIVE PLEDGE

  Holdings is not permitted to pledge the stock of PCW except pursuant to the Credit Agreement. Holdings is required to own 100% of the common stock of PCW.

SECURITY

  The obligations of the Company with respect to the Notes are unsecured. Pursuant to the Indenture, the Guarantor assigned and pledged to the Trustee, for its benefit and the benefit of the Holders of the Notes, a security interest in the capital stock of the Company and certain proceeds from time to time received, receivable or otherwise distributed in respect thereof. See "Description of the Guarantee--Security."

REDEMPTION

  Optional Redemption. Except as described under "Provisional Redemption" below, the Company will not have the right to redeem any Notes prior to August 1, 2002. On or after August 1, 2002, the Company will have the right to redeem all or any part of the Notes in cash at the redemption prices (expressed as a percentage of the aggregate principal amount thereof) set forth below, in each case including accrued and unpaid interest, if any, to the applicable Redemption Date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) if redeemed during the 12-month period beginning August 1 of the years indicated below:

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      2002...........................................................  106.750%
      2003...........................................................  104.500%
      2004...........................................................  102.250%
      2005 and thereafter............................................  100.000%

  Provisional Redemption. On or after August 1, 1998, the Company will have the right to redeem all or any part of the Notes in cash at 120.000% of the Accreted Value thereof, including accrued and unpaid interest, if any, to the applicable Redemption Date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) if redeemed during the 12-month period beginning August 1 of the years indicated below; provided that redemptions may be made only if the closing price of PCC Common Stock equals or exceeds the prices set forth below for the ten consecutive trading days prior to the redemption date in each period:

                                                                         PCC
      YEAR                                                           STOCK PRICE
      ----                                                           -----------
      1998..........................................................   $15.00
      1999..........................................................   $20.00
      2000..........................................................   $25.00
      2001..........................................................   $30.00


  In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption on a pro rata basis or in such other manner as it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only.

  The Notes do not have the benefit of a sinking fund.

  Subject to the following, notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the books of the Registrar. Any notice which relates to a Note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the date fixed for redemption, upon surrender of such Note, a new Note or Notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the date fixed for redemption, interest will cease to accrue on the portions of the Notes called for redemption.

CERTAIN COVENANTS

  Transactions not Subject to Covenants. Notwithstanding anything to the contrary in the Indenture, the following transactions shall not be prohibited by the Indenture (regardless of the form or substance of the transaction or series of transactions effecting the same):

    (i) the Merger, including, without limitation, (A) payments made by PCW to fund (x) the cash consideration payable in the Merger (including, whether or not required by the Merger Agreement, pursuant to statutory appraisal rights and any settlement thereof) to security holders of Palmer and (y) fees and expenses incurred in connection with the Merger, (B) the Incurrence, as a result of the Merger, of any Indebtedness of Palmer or any subsidiary of Palmer, which Indebtedness was in existence immediately prior to the Merger and not incurred in contemplation thereof,
  (C) the assumption or the suffering to exist of any consensual encumbrance or restriction on the ability of Palmer or any Subsidiary thereof to pay dividends or make other distributions on the Capital Stock of any Subsidiary or to pay or satisfy any obligation to Palmer or any of its Subsidiaries or to otherwise transfer assets or make or pay loans or advances to Palmer or any of its Subsidiaries, which encumbrance or restriction was contained in an instrument that was in effect immediately prior to the Merger and not put into place in contemplation thereof and (D) the Incurrence or the suffering to exist of any Lien upon any of the property or assets of Palmer or any of its Subsidiaries which Liens were in existence immediately prior to the effectiveness of the Merger and not imposed in contemplation thereof;

    (ii) the dividend, distribution or other payment by Holdings of an amount sufficient to redeem the PIK Preferred Stock and certain warrants to purchase PCC Common Stock made directly or indirectly to PCC; and

    (iii) any transaction involving FMT Ltd. (the partnership that holds the system serving Ft. Myers) or any subsidiary of FMT Ltd. or any of their assets or PCW's partnership interest in FMT Ltd. (each "FMT-Related Assets") provided that, in the case of this clause (iii), no such transaction shall (a) in and of itself cause or result in an increase in the consolidated Indebtedness of the Company and its Restricted Subsidiaries on and after the 45th day after the Merger Date from that existing immediately prior to such transaction, (b) cause or result in the sale of any asset of the Company other than FMT-Related Assets, (c) cause or result in the imposition of any Lien on any property or assets of the Company or any of its Restricted Subsidiaries other than solely upon an FMT-Related Asset, (d) cause or result in the imposition of any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company (other than FMT Ltd. or any subsidiary thereof) to pay dividends or make other distributions on the Capital Stock of any Restricted Subsidiary of the Company or pay or satisfy any obligation to the Company or any of its Restricted Subsidiaries or otherwise transfer assets or make or pay loans or advances to the Company or any of its Restricted Subsidiaries or (e) cause or result in any dividend or distribution by the Company or any Investment in any Person except a Restricted Subsidiary or a Subsidiary of FMT Ltd.; provided, however, that prior to the 45th day after the Merger Date the Company's consolidated Indebtedness may increase as a result of such transaction by no more than $169 million (plus accrued interest thereon). Notwithstanding the foregoing provisions of this covenant, neither the Company nor any of its Restricted Subsidiaries (other than FMT Ltd. or any of its Subsidiaries) shall make any Investment in FMT Ltd. or any of its Subsidiaries.

  In addition, the Merger shall not constitute a Change of Control and no transaction described in clauses (ii) or (iii), above, shall be taken into account in any calculation under "--Limitation on Restricted Payments."

 Repurchase of Notes at the Option of the Holder Upon a Change of Control

  The Indenture provides that in the event that a Change of Control has occurred, each Holder of Notes will have the right, at such holder's option, pursuant to an irrevocable and unconditional offer by the Company (the "Change of Control Offer"), to require the Company to repurchase all or any part (equal to $1,000 principal amount or an integral multiple thereof) of such Holder's Notes, on a date (the "Change of Control Purchase Date") that is no later than 45 Business Days after the occurrence of such Change of Control at a cash price (the "Change of Control Purchase Price") equal to 101% of the Accreted Value thereof, together with any accrued and unpaid interest to the Change of Control Purchase Date. The Indenture provides, so long as the Company has guaranteed the repayment of principal and interest on the Credit Agreement, that prior to the commencement of a Change of Control Offer, but in any event within 30 days following any Change of Control, the Company covenants to, if at such time the terms of the Credit Agreement require repayment upon a Change of Control, (i) repay in full and terminate all commitments and Indebtedness under the Credit Agreement or, (ii)(A) offer to repay in full and terminate all commitments and all Indebtedness under the Credit Agreement and (B) repay the Indebtedness owed to each such lender that has accepted such offer or (iii) obtain the requisite consents under the Credit Agreement to waive the provisions of this sentence. The Company's failure to comply with the preceding sentence shall constitute an Event of Default described in clause (iii) and not in clause (ii) under "Events of Default," below. The Change of Control Offer shall be made within 20 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement (the "Change of Control Offer Period"). Upon expiration of the Change of Control Offer Period, the Company shall purchase all Notes properly tendered in response to the Change of Control Offer.

  On or before the Change of Control Purchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest) of all Notes so tendered and (iii) deliver to the Trustee Notes so accepted together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent promptly will deliver to the Holders of Notes so accepted payment in an amount equal to the Change of Control Purchase Price (together with any accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will announce publicly the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

  The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company or its Parent, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company, its Parent and the Initial Purchasers and is not the result of any intention on the part of the Company or its Parent or their management to discourage the acquisition of the Company or its Parent.

  Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws and the Company may modify a Change of Control Offer to the extent necessary to effect such compliance.

 Limitation on Incurrence of Additional Indebtedness

  The Indenture provides that after the Issue Date the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, issue, create, incur, assume, guarantee or otherwise directly or indirectly become liable for (including as a result of an acquisition), or otherwise become responsible for, contingently or otherwise (individually or collectively, to "Incur" or, as appropriate, an "Incurrence"), any Indebtedness. Neither the accrual of interest (including the issuance of "pay in kind" securities or similar instruments in respect of such accrued interest) pursuant to the terms of Indebtedness Incurred in compliance with this covenant, nor the accretion of original issue discount, nor the mere extension of the maturity of any Indebtedness shall be deemed to be an Incurrence of Indebtedness.

  Notwithstanding the foregoing, if there exists no Default or Event of Default immediately prior and subsequent thereto, (x) the Company may incur Indebtedness if the Company's Annualized Operating Cash Flow Ratio, after giving effect to the Incurrence of such Indebtedness, would have been less than 8.5 to l and (y) PCW may incur Indebtedness if PCW's Annualized Operating Cash Flow Ratio, after giving effect to the Incurrence of such Indebtedness, would have been less than 8.0 to 1.

  In addition, if there exists no Default or Event of Default immediately prior and subsequent thereto, the foregoing limitations will not apply to the Incurrence of (i) Indebtedness by the Company or any of its Restricted Subsidiaries constituting Existing Indebtedness, reduced by repayments of and permanent reductions in commitments in satisfaction of the Net Cash Proceeds application requirement set forth in the "Limitation on

Asset Sales and Sales of Subsidiary Stock" covenant and by repayments and permanent reductions in amounts outstanding pursuant to scheduled amortizations and mandatory prepayments in accordance with the terms thereof,
(ii) Indebtedness, in an aggregate principal amount not in excess of $525,000,000, permitted under the Credit Agreement, reduced by (a) repayments of and permanent reductions in commitments in satisfaction of the Net Cash Proceeds application requirement set forth in the "Limitation on Asset Sales and Sales of Subsidiary Stock" covenant and (b) an amount equal to the aggregate amount of Indebtedness Incurred pursuant to clause (x) below, so long as such amounts Incurred pursuant to clause (x) remain outstanding; provided that, if there exists a Default or an Event of Default immediately prior or subsequent thereto, the Company and its Restricted Subsidiaries may Incur Indebtedness pursuant to this clause (ii) so long as the proceeds from such Incurrence are not used directly or indirectly to pay any amounts owing in respect of any Indebtedness, including, without limitation, principal, interest and commitment fees, other than with respect to the Notes, (iii) Indebtedness of the Company evidenced by the Notes and of PCW evidenced by the Senior Subordinated Notes, (iv) (A) Permitted Acquisition Indebtedness of the Company or PCW that satisfies the provisions of clause (x) of the definition thereof or (B) Permitted Acquisition Indebtedness of any Restricted Subsidiary that satisfies the provisions of clause (y) of the definition thereof, (v) Indebtedness between the Company and any Restricted Subsidiary of the Company or between Restricted Subsidiaries of the Company, provided that, in the case of Indebtedness of the Company, such obligations shall be unsecured and subordinated in all respects to the Holders' rights pursuant to the Notes, and the date of any event that causes a Restricted Subsidiary no longer to be a Restricted Subsidiary shall be an Incurrence Date with respect to such Indebtedness, (vi) Capitalized Lease Obligations and Purchase Money Indebtedness in an aggregate amount or aggregate principal amount, as the case may be, outstanding at any time not to exceed in the aggregate $15,000,000, provided that in the case of Purchase Money Indebtedness, such Indebtedness shall not constitute less than 75% nor more than 100% of the cost (determined in accordance with GAAP) to the Company or such Restricted Subsidiary of the property purchased or leased with the proceeds thereof, (vii) Indebtedness of the Company or any Restricted Subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company to the extent none of the foregoing results in the obligation to repay an obligation for money borrowed by any Person and are limited in aggregate amount to no greater than 10% of the fair market value of such business, assets or Restricted Subsidiary so disposed of, (viii) Indebtedness of the Company or any Restricted Subsidiary under standby letters of credit or reimbursement obligations with respect thereto issued in the ordinary course of business and consistent with industry practices (other than under the New Credit Facility) limited in aggregate amount to $5,000,000 at any one time outstanding, (ix) Indebtedness of the Company or PCW (other than Indebtedness permitted by clauses (i) through (viii) or (x) hereof) not to exceed $100,000,000 at any one time outstanding and (x) Refinancing Indebtedness Incurred to extend, renew, replace or refund Indebtedness permitted under clauses (i) (as so reduced in amount), (ii) (as so reduced in amount), (iii), (iv) and (x) of this paragraph.

  Indebtedness of any Person that is not a Restricted Subsidiary of the Company (or that is a Non-Recourse Restricted Subsidiary designated to be a Restricted Subsidiary, but no longer a Non-Recourse Restricted Subsidiary), which Indebtedness is outstanding at the time such Person becomes such a Restricted Subsidiary of the Company or is merged with or into or consolidated with the Company or a Restricted Subsidiary of the Company shall be deemed to have been Incurred, as the case may be, at the time such Person becomes such a Restricted Subsidiary of the Company, or is merged with or into or consolidated with the Company or a Restricted Subsidiary of the Company.

 Limitation on Restricted Payments

  The Indenture provides that after the Issue Date the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, if, immediately prior or after giving effect thereto (a) a Default or an Event of Default would exist, (b) the Company's Annualized Operating Cash Flow Ratio for the Reference Period would exceed 8.5 to 1, or (c) the aggregate amount of all Restricted

Payments made by the Company and its Restricted Subsidiaries, including such proposed Restricted Payment (if not made in cash, then the fair market value of any property used therefor, as determined in good faith by the Board of Directors) from and after the Issue Date and on or prior to the date of such Restricted Payment, shall exceed the sum of (i) the amount determined by subtracting (x) 2.0 times the aggregate Consolidated Interest Expense of the Company for the period (taken as one accounting period) from the Issue Date to the last day of the last full fiscal quarter prior to the date of the proposed Restricted Payment (the "Computation Period") from (y) Operating Cash Flow of the Company for the Computation Period, plus (ii) the aggregate Net Proceeds (other than with respect to the PCC Equity Contribution consisting of cash or Palmer stock) received by the Company from the sale (other than to a Subsidiary of the Company) of its Qualified Capital Stock after the Issue Date and on or prior to the date of such Restricted Payment, plus (iii) to the extent not otherwise included in clauses (i) or (ii), above, an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of dividends, repayment of loans or advances, or other transfers of assets, in each case to the Company or any Wholly Owned Restricted Subsidiary of the Company from Unrestricted Subsidiaries, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company and any Restricted Subsidiary in such Unrestricted Subsidiary.

  Notwithstanding the foregoing paragraph, the provisions set forth in clause
(b) or (c) of the immediately preceding paragraph will not prohibit (i) the use of an aggregate of $10,000,000 to be used for Restricted Payments not otherwise permitted by this "Limitation on Restricted Payments" covenant, (ii) the distribution of amounts to Holdings sufficient to pay (x) the scheduled interest owed by Holdings on the Notes as such interest becomes due and payable and (y) amounts required to redeem the PIK Preferred Stock and certain warrants to purchase PCC Common Stock and (iii) any dividend, distribution or other payment by any Restricted Subsidiary on shares of its Capital Stock that is paid pro rata to all holders of such Capital Stock, and notwithstanding the foregoing paragraph, the provisions set forth in clause (a), (b) or (c) of the immediately preceding paragraph will not prohibit (iv) the payment of any dividend within 60 days after the date of its declaration if such dividend could have been made on the date of its declaration in compliance with the foregoing provisions, or (v) the redemption, defeasance, repurchase or other acquisition or retirement of any Indebtedness or Capital Stock of the Company or its Restricted Subsidiaries either in exchange for or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Capital Stock (in the case of any redemption, defeasance, repurchase or other acquisition or retirement of any Junior Indebtedness or Capital Stock of the Company or its Restricted Subsidiaries) or Junior Indebtedness (in the case of any redemption, defeasance, repurchase or other acquisition or retirement of any Indebtedness of the Company or its Restricted Subsidiaries) of the Company.

  In determining the aggregate amount expended for Restricted Payments in accordance with clause (c) of the first paragraph of this description of the "Limitations on Restricted Payments" covenant, 100% of the amounts expended under clauses (i) through (v) of the immediately preceding paragraph shall be deducted.

 Limitation on Restricting Subsidiary Dividends

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, with respect to securities issued directly thereby or with respect to which they are obligors, directly or indirectly, create, assume or suffer to exist any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to pay dividends or make other distributions on the Capital Stock of any Restricted Subsidiary of the Company or pay or satisfy any obligation to the Company or any of its Restricted Subsidiaries or otherwise transfer assets or make or pay loans or advances to the Company or any of its Restricted Subsidiaries, except encumbrances and restrictions existing under (i) any Indebtedness permitted by the Indenture to be incurred by PCW or any of its Subsidiaries that are Restricted Subsidiaries, (ii) the indentures governing the Notes and the Senior Subordinated Notes, (iii) any Existing Indebtedness, (iv) the Credit Agreement, (v) any applicable law or any governmental or administrative regulation or order, (vi) Refinancing Indebtedness permitted under the Indenture, provided that the restrictions contained in the instruments governing such

Refinancing Indebtedness are no more restrictive in the aggregate than those contained in the instruments governing the Indebtedness being refinanced immediately prior to such refinancing, (vii) restrictions with respect solely to a Restricted Subsidiary of the Company imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, provided such restrictions apply solely to the Capital Stock or assets being sold of such Restricted Subsidiary, (viii) restrictions contained in any agreement relating to the financing of the acquisition of a Person or real or tangible personal property after the Issue Date which are not applicable to any Person or property, other than the Person or property so acquired and which either (A) were not put in place in anticipation of or in connection with such acquisition or (B) constituted Permitted Acquisition Indebtedness of a Person satisfying the provisions of clause (y) of the definition thereof or (ix) any agreement (other than those referred to in clause (viii)) of a Person acquired by the Company or a Restricted Subsidiary of the Company, which restrictions existed at the time of acquisition and were not put in place in anticipation of or in connection with such acquisition. Notwithstanding the foregoing, neither (a) customary provisions restricting subletting or assignment of any lease entered into the ordinary course of business, consistent with past practices nor (b) Liens on assets securing Indebtedness, shall in and of themselves be considered a restriction on the ability of the applicable Restricted Subsidiary to transfer such agreement or assets, as the case may be.

 Limitation on Transactions with Related Persons

  The Indenture provides that, after the Issue Date, the Company will not, and will not permit any of its Restricted Subsidiaries or Unrestricted Subsidiaries to, enter into any contract, agreement, arrangement or transaction with any Related Person (each a "Related Person Transaction"), or any series of Related Person Transactions, except for transactions made in good faith, the terms of which are (i) fair and reasonable to the Company or such Subsidiary, as the case may be, and (ii) are at least as favorable as the terms which could be obtained by the Company or such Subsidiary, as the case may be, in a comparable transaction made on an arm's length basis with Persons who are not Related Persons.

  Without limiting the foregoing, (a) any Related Person Transaction or series of Related Person Transactions with an aggregate value in excess of $1,000,000 must first be approved by a majority of the Board of Directors of the Company who are disinterested in the subject matter of the transaction pursuant to a Board Resolution, and (b) with respect to any Related Person Transaction or series of Related Person Transactions with an aggregate value in excess of $5,000,000, the Company must first obtain a favorable written opinion from an independent financial advisor of national reputation as to the fairness from a financial point of view of such transaction to the Company or such Subsidiary, as the case may be.

  Notwithstanding the foregoing, the following shall not constitute Related Person Transactions: (i) reasonable and customary payments on behalf of directors, officers or employees of the Company or any of its Restricted Subsidiaries, or in reimbursement of reasonable and customary payments or reasonable and customary expenditures made or incurred by such Persons as directors, officers or employees, (ii) any contract, agreement, arrangement, or transaction solely between or among the Company and any of its Restricted Subsidiaries or between or among Restricted Subsidiaries of the Company, (iii) any Restricted Payment of the type described by clauses (i) and (ii) of the definition thereof made to all stockholders on a pro rata basis and not prohibited by the "Limitation on Restricted Payments" covenant, (iv) any loan or advance by the Company or a Restricted Subsidiary to employees of the Company or a Restricted Subsidiary in the ordinary course of business, in an aggregate amount at any one time outstanding not to exceed $500,000 and (v) any payment pursuant to a tax-sharing agreement between the Company and any other Person with which the Company is required or permitted to file a consolidated tax return or with which the Company is or could be part of a consolidated group for tax purposes, which payments are not in excess of the tax liabilities attributable solely to the Company and its Restricted Subsidiaries (as a consolidated group).

 Limitation on Asset Sales and Sales of Subsidiary Stock

  The Indenture provides that after the Issue Date the Company will not, and will not permit any of its Restricted Subsidiaries to, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of its property, businesses or assets, including by merger or consolidation, and including any sale or other transfer or issuance of any Capital Stock of any Restricted Subsidiary of the Company, whether by the Company or a Restricted Subsidiary (an "Asset Sale"), unless
(1) (a) within 360 days after the date of such Asset Sale, an amount equal to the Net Cash Proceeds therefrom (the "Asset Sale Offer Amount") are applied to the optional redemption of the Notes in accordance with the terms of the Indenture and other Indebtedness of the Company ranking on a parity with the Notes from time to time outstanding with similar provisions requiring the Company to make an offer to purchase or to redeem such Indebtedness with the proceeds from asset sales, pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the Notes and such other Indebtedness then outstanding or to the repurchase of the Notes and such other Indebtedness pursuant to an irrevocable, unconditional offer (pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the Notes and such other Indebtedness then outstanding) (the "Asset Sale Offer") to repurchase such Indebtedness at a purchase price (the "Asset Sale Offer Price") of 100% of the Accreted Value thereof in the case of the Notes or 100% of the principal amount of such other Indebtedness (or accreted value in the case of Indebtedness issued with an original issue discount) plus, in each case, accrued interest to the date of payment, made within 330 days of such Asset Sale, or (b) within 330 days of such Asset Sale, the Asset Sale Offer Amount is (i) invested (or committed, pursuant to a binding commitment subject only to reasonable, customary closing conditions, to be invested, and in fact is so invested, within an additional 90 days) in tangible assets and property (other than notes, obligations or securities), which in the good faith reasonable judgment of the Board of Directors of the Company are of a type used in a Related Business, or Capital Stock of a Person (which, if such Person becomes a Subsidiary of the Company by virtue of such Asset Sale, shall initially be designated a Restricted Subsidiary) all or substantially all of whose assets and property (in the good faith reasonable judgment of the Board of Directors of the Company) are of a type used in a Related Business (provided that, with respect to such Capital Stock, all of the requirements of the last proviso of clause (v) of the following paragraph shall have been satisfied), or (ii) used to retire permanently Indebtedness of a Restricted Subsidiary, (2) with respect to any transaction or related series of transactions of securities, property or assets with an aggregate fair market value in excess of $1,000,000, at least 75% of the value of consideration for the assets disposed of in such Asset Sale (excluding (a) pari passu Indebtedness (and any Refinancing Indebtedness issued to refinance any such Indebtedness) or Indebtedness of any Restricted Subsidiary assumed by a transferee which assumption permanently reduces the amount of Indebtedness outstanding on the Issue Date and permitted to have been Incurred pursuant to the covenant "Limitation on Incurrence of Additional Indebtedness" (including that in the case of a revolver or similar arrangement that makes credit available, such commitment is permanently reduced by such amount), (b) Purchase Money Indebtedness secured exclusively by the assets subject to such Asset Sale which is assumed by a transferee and (c) marketable securities that are promptly converted into cash or Cash Equivalents) consists of cash or Cash Equivalents, provided that any cash or Cash Equivalents received within 12 months following any such Asset Sale upon conversion of any property or assets (other than in the form of cash or Cash Equivalents) received in consideration of such Asset Sale shall be applied promptly in the manner required of Net Cash Proceeds of any such Asset Sale as set forth above, (3) no Default or Event of Default shall occur or be continuing after giving effect to, on a pro forma basis, such Asset Sale, unless such Asset Sale is in consideration solely of cash or Cash Equivalents and such consideration is applied immediately to the permanent reduction of the principal amount of Indebtedness outstanding pursuant to the Credit Agreement, and (4) the Board of Directors of the Company determines in good faith that the Company or such Restricted Subsidiary, as applicable, would receive fair market value in consideration of such Asset Sale. The Indenture provides that an Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds from Asset Sales not applied to the uses set forth in (1) (b) above exceeds $5,000,000 and that each Asset Sale Offer shall remain open for 20 Business Days following its commencement and no longer, except as otherwise required by applicable law (the "Asset Sale Offer Period"). Upon expiration of the Asset Sale Offer Period, the Company shall apply the Asset Sale Offer Amount, plus an amount equal to accrued interest to the purchase of all Indebtedness properly tendered (on a pro rata basis as described above if the Asset Sale Offer Amount is insufficient to purchase all Indebtedness so tendered) at the Asset Sale Offer Price (together with accrued interest).

  Notwithstanding the foregoing provisions of the prior paragraph:

    (i) the Company and its Restricted Subsidiaries may, in the ordinary course of business, convey, sell, lease, transfer, assign or otherwise dispose of assets acquired and held for resale in the ordinary course of business;

    (ii) the Company and its Restricted Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the "Limitation on Mergers, Sales or Consolidations";

    (iii) the Company and its Restricted Subsidiaries may sell or dispose of damaged, worn out or other obsolete property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of the business of the Company or such Restricted Subsidiary, as applicable;

    (iv) the Company and its Restricted Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets to the Company or any of its Restricted Subsidiaries; and

    (v) the Company and its Restricted Subsidiaries may, in the ordinary course of business (or, if otherwise than in the ordinary course of business, upon receipt of a favorable written opinion by an independent financial advisor of national reputation as to the fairness from a financial point of view to the Company or such Restricted Subsidiary of the proposed transaction), exchange all or a portion of its property, businesses or assets for property, businesses or assets which, or Capital Stock of a Person all or substantially all of whose assets, are of a type used in a Related Business (provided that such Person shall initially be designated a Restricted Subsidiary if such Person becomes a Subsidiary of the Company by virtue of such Asset Sale), or a combination of any such property, businesses or assets, or Capital Stock of such a Person and cash or Cash Equivalents; provided that (i) there shall not exist immediately prior or subsequent thereto a Default or an Event of Default, (ii) a majority of the independent directors of the Board of Directors of the Company shall have approved a resolution of the Board of Directors that such exchange is fair to the Company or such Restricted Subsidiary, as the case may be, and (iii) any cash or Cash Equivalents received pursuant to any such exchange shall be applied in the manner applicable to Net Cash Proceeds from an Asset Sale as set forth pursuant to the provisions of the immediately preceding paragraph of this covenant; and provided, further, that any Capital Stock of a Person received in an Asset Sale pursuant to this clause (v) shall be owned directly by the Company or a Restricted Subsidiary and, when combined with the Capital Stock of such Person already owned by the Company and its Restricted Subsidiaries, shall constitute a majority of the voting power and Capital Stock of such Person, unless (A)
  (i) the Company has received a binding commitment from such Person (or the direct or indirect parent of such Person) that such Person (or the direct or indirect parent of such Person) will distribute to the Company in cash an amount equal to the Company's Annualized Operating Cash Flow (determined as of the date of such Asset Sale) attributable to the property, business or assets of the Company and its Restricted Subsidiaries exchanged in connection with such Asset Sale during each consecutive 12-month period subsequent to such Asset Sale (unless and until the Company shall have sold all of such Capital Stock, provided that the provisions of clause (B) below, if applicable, shall have been satisfied), (ii) immediately after such Asset Sale the aggregate number of Net Pops of the wireless communications systems in which the Company or any of its Restricted Subsidiaries has ownership interests ("Company Systems") that are owned directly by a Person or Persons a majority of whose voting power and Capital Stock is owned directly or indirectly by the Company is no less than 80% of the aggregate number of Net Pops of Company Systems immediately prior to such Asset Sale and (iii) upon consummation of such Asset Sale, on a pro forma basis, the ratio of such Person's Annualized Operating Cash Flow to the product of Consolidated Interest Expense for the Reference Period multiplied by four (but excluding from Consolidated Interest Expense all amounts that are not required to be paid in cash on a current basis) shall be at least 1 to 1, or (B) in the case of Capital Stock of a Person that is not a Subsidiary of the Company owned by the Company or a Restricted Subsidiary that is exchanged (the "Exchanged Capital Stock") for Capital Stock of another Person all or substantially all of whose assets are of a type used in a Related Business, either (i) the Exchanged Capital Stock shall not have been acquired prior to such Asset Sale in reliance upon clause (A) of this proviso or (ii) the requirements of subclauses (A)
  (i) (based on the original guaranteed cash flow) and (A) (iii) shall be satisfied with respect to any Capital Stock acquired in consideration of the Exchanged Capital Stock.

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  Restricted Payments that are made in compliance with, and are counted against amounts available to be made as Restricted Payments pursuant to clause
(c) of, the "Limitation on Restricted Payments" covenant, without giving effect to clause (i) of the second paragraph thereof, shall not be deemed to be Asset Sales.

  Any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws.

 Limitations on Liens

  The Indenture provides that the Company will not and will not permit any Restricted Subsidiary, directly or indirectly, to Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets, whether now owned or hereafter acquired.

 Limitation on Status as Investment Company

  The Indenture prohibits the Company and its Restricted Subsidiaries from becoming "investment companies" (as that term is defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act.

 Limitation on Merger, Sale or Consolidation

  The Indenture provides that the Company will not consolidate with or merge with or into another Person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, unless (i) either (a) the Company is the continuing entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Notes and the Indenture; (ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction; (iii) (A) immediately after giving effect to such transaction on a pro forma basis, the consolidated resulting surviving or transferee entity would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annualized Operating Cash Flow Ratio provision set forth in the second paragraph of the "Limitation on Incurrence of Additional Indebtedness" covenant or (B), if the requirement of clause (A) is not satisfied, (x) any Indebtedness of the resulting surviving or transferee entity in excess of the amount of the Company's Indebtedness immediately prior to such transaction is Permitted Acquisition Indebtedness and (y) the requirement of clause (A) is not satisfied solely due to the Incurrence of such Permitted Acquisition Indebtedness; and (iv) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, if applicable, confirming compliance with the requirements of this covenant.

  Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company shall be released from the obligations under the Notes and the Indenture.

 Limitation on Lines of Business

  The Indenture provides that neither the Company nor any of its Restricted Subsidiaries shall directly or indirectly engage in any line or lines of business activity other than that which, in the reasonable, good faith judgment of the Board of Directors of the Company, is a Related Business.

 Restriction on Sale and Issuance of Subsidiary Stock

  The Indenture provides that the Company will not sell, and will not permit any of its Restricted Subsidiaries to issue or sell, any shares of Capital Stock of any Restricted Subsidiary of the Company other than Disqualified

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Capital Stock of PCW to any Person other than the Company or a Wholly Owned
Restricted Subsidiary of the Company, except for shares of common stock with no preferences or special rights or privileges and with no redemption or prepayment provisions ("Special Rights"); provided that, in the case of a Restricted Subsidiary that is a partnership or joint venture partnership (a "Restricted Partnership") the Company or any of its Restricted Subsidiaries may sell or such Restricted Partnership may issue or sell Capital Stock of such Restricted Partnership with Special Rights no more favorable than those held by the Company or such Restricted Subsidiary in such Restricted Partnership. Notwithstanding the foregoing, Holdings is required to own 100% of the capital stock of PCW.

REPORTS
  The Indenture provides that whether or not the Company is subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act, the Company shall deliver to the Trustee and to each Holder, within 15 days after it is or would have been required to file such with the Commission, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission, if the Company were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the Commission, and in each case, together with a management's discussion and analysis of financial condition and results of operations which would be so required.

EVENTS OF DEFAULT AND REMEDIES

  The Indenture defines an Event of Default as (i) the failure by the Company to pay any installment of interest on the Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the Accreted Value, or premium, if any, on the Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price, (iii) the failure by the Company to observe or perform any other covenant or agreement contained in the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding, (iv) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any of its Significant Restricted Subsidiaries, (v) the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company or the acceleration of the final stated maturity of any Indebtedness if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $15,000,000 or more at any time, and (vi) final unsatisfied judgments not covered by insurance aggregating in excess of $5,000,000, at any one time rendered against the Company or any of its Restricted Subsidiaries and not stayed, bonded or discharged within 60 days. The Indenture provides that if a default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default.

  If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (iv) above) relating to the Company or any Restricted Subsidiary, then in every such case, unless the Accreted Value of all of the Notes shall have already become due and payable, either the Trustee or the Holders of 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare the Accreted Value and accrued interest thereon, if applicable, to be due and payable and the same
(i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the Credit Agreement and the Company has guaranteed the repayment of principal and interest on the Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement or five business days after receipt by the Company and the representative of the holders of the Indebtedness under the Credit Agreement of the Acceleration Notice, but

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

only if such Event of Default is then continuing. If an Event of Default specified in clause (iv) above, relating to the Company or any significant Restricted Subsidiary occurs, the Accreted Value and accrued interest, if applicable, thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of Trustee or the Holders. The Holders of a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the Accreted Value of, premium, if any, and interest on the Notes which have become due solely by such acceleration, have been cured or waived.

  The Indenture provides that in the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause of (v) of the first paragraph under "--Events of Default and Remedies," the declaration of acceleration of the Notes shall be automatically annulled if the holders of all Indebtedness described in clause (v) (without any payment of any holders of any such Indebtedness) have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration and if (i) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all Events of Default, except nonpayment of principal or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

  The Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default, except a default in the payment of the Accreted Value of or interest on any Note not yet cured, or a default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides that the Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented, and the Indenture shall cease to be of further effect as to all outstanding Notes, except as to (i) rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust funds; (ii) the Company's obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust; (iii) the rights, powers, trust, duties, and immunities of the Trustee, and the Company's obligations in connection therewith; and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, U.S. Legal Tender, non-callable government securities or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such Notes on the stated date for payment thereof or on the redemption date of such principal or

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

installment of principal of, premium, if any, or interest on such Notes, and the holders of Notes must have a valid, perfected, exclusive security interest in such trust; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by the Internal Revenue Service, a ruling or (B) since the date of the Indenture, there has been a change in the applicable Federal income tax law, in each case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of such Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance, and will be subject to Federal income tax in the same amount, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that the holders of such Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of such Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENTS AND SUPPLEMENTS

  The Indenture contains provisions permitting the Company and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, the Company and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; provided that no such modification may, without the consent of each Holder affected thereby: (i) change the Stated Maturity of any Note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or reduce the Change of Control Purchase Price, or the Asset Sale Offer Price or alter the security or redemption provisions or the provisions of the "Repurchase of Notes at the Option of the Holder Upon a Change of Control" covenant in a manner adverse to the Holders, or (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, or (iii) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby. With the consent of Holders of two-thirds of the outstanding aggregate principal amount of the Notes, the Company and the Trustee are permitted to change the Change of Control Purchase Date and the Asset Sale Offer Period.

NO PERSONAL LIABILITY OF PARTNERS, STOCKHOLDERS, OFFICERS, DIRECTORS

  The Indenture provides that no direct or indirect stockholder, employee, officer or director, as such, past, present or future of the Company or any successor entity shall have any personal liability in respect of the obligations of the Company under the Indenture or the Notes by reason of his or its status as such stockholder, employee, officer or director.

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

CERTAIN DEFINITIONS

  Set forth below is a summary of certain defined terms contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

  "Accreted Value" means, as of any date of determination prior to August 1, 2002, the sum of (a) the initial offering price of each Unit and (b) the portion of the excess of the principal amount of each Note over such initial offering price which shall have been accreted thereon through such date, such amount to be so accreted at the rate of 13 1/2% per annum of the initial offering price of the Units, compounded semi-annually on each February 1 and August 1, from the date of issuance of the Units through the date of determination. On and after August 1, 2002, the Accreted Value of the Notes shall be equal to the principal amount thereof.

  "Affiliate" means, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person or (ii) any officer, director, or controlling stockholder of such other Person. For purposes of this definition, the term "control" means (a) the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise, or without limiting the foregoing, the beneficial ownership of 10% or more of the voting power of the voting common equity of such Person (on a fully diluted basis) or of warrants or other rights to acquire such equity (whether or not presently exercisable).

  "Annualized Operating Cash Flow" on any date, means with respect to any Person the Operating Cash Flow for the Reference Period multiplied by four.

  "Annualized Operating Cash Flow Ratio" on any date (the "Transaction Date") means, with respect to any Person and its Subsidiaries, the ratio of (i) consolidated Indebtedness of such Person and its Subsidiaries on the Transaction Date (after giving pro forma effect to the Incurrence of such Indebtedness) divided by (ii) the aggregate amount of Annualized Operating Cash Flow of such Person (determined on a pro forma basis after giving effect to all acquisitions or dispositions of businesses made by such Person and its Subsidiaries from the beginning of the Reference Period through the Transaction Date as if such acquisition or disposition had occurred at the beginning of such Reference Period); provided that for purposes of such computation, in calculating Annualized Operating Cash Flow and consolidated Indebtedness, (a) the transaction giving rise to the need to calculate the Annualized Operating Cash Flow Ratio will be assumed to have occurred (on a pro forma basis) on the first day of the Reference Period; (b) the incurrence of any Indebtedness during the Reference Period or subsequent thereto and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to retire Indebtedness or to acquire businesses) will be assumed to have occurred (on a pro forma basis) on the first day of such Reference Period; (c) Consolidated Interest Expense attributable to any Indebtedness (whether existing or being incurred) bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date had been the applicable rate for the entire period; and (d) all members of the consolidated group of such Person on the Transaction Date that were acquired during the Reference Period shall be deemed to be members of the consolidated group of such Person for the entire Reference Period. When the foregoing definition is used in connection with the Company and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to the Company and its Restricted Subsidiaries and when used in connection with PCW and its Subsidiaries shall be deemed to refer to PCW and its Subsidiaries that are Restricted Subsidiaries.

  "Capitalized Lease Obligations" means obligations under a lease that are required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations, as determined in accordance with GAAP.

  "Capital Stock" means, with respect to any Person, any capital stock of such Person and shares, interests, participations or other ownership interests (however designated) of any Person and any rights (other than debt

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securities convertible into capital stock), warrants and options to purchase any of the foregoing, including (without limitation) each class of common stock and preferred stock of such Person if such Person is a corporation and each general and limited partnership interest of such Person if such Person is a partnership.

  "Cash Equivalents" means (i) Securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) in each case maturing within one year after the date of acquisition, (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Corporation or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year after the date of acquisition and (iii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) and (ii) above.

  "Change of Control" means (i) any sale, transfer or other conveyance, whether direct or indirect, of a majority of the fair market value of the assets of the Company or Parent, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction, any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than an Excluded Person or Excluded Group or, if the Company is a direct or indirect Subsidiary of any other Person immediately prior to such transaction, other than such other Person or any Subsidiary of such other Person that is a Parent or a Subsidiary of the Company, is or becomes the "beneficial owner" (as such term is used in Rule l3d-3 promulgated pursuant to the Exchange Act), directly or indirectly, of more than 50% of the equity of the transferee, (ii) any person or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than an Excluded Person or Excluded Group, is or becomes the "beneficial owner" (as such term is used in Rule l3d-3 promulgated pursuant to the Exchange Act), directly or indirectly, of more than 50% of the equity of the Company (unless the Company is a direct or indirect Subsidiary of any other Person at any time of determination, in which case, of more than 50% of the equity of such other Person) then outstanding normally entitled to vote in elections of directors, or (iii) during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company or Parent (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company or Parent was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company or Parent then in office; provided, however, that a merger or consolidation of Parent with or into PriCellular Corporation will not be deemed to be a Change of Control.

  "Consolidated Interest Expense" of any Person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of (a) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to the Capitalized Lease Obligations) of such Person and its consolidated Subsidiaries during such period, including (i) original issue discount and non-cash interest payments or accruals on any Indebtedness, (ii) the interest portion of all deferred payment obligations, and (iii) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financings and currency and Interest Swap and Hedging Obligations, in each case to the extent attributable to such period, and (b) the amount of dividends accrued or payable by such Person or any of its consolidated Subsidiaries in respect of Preferred Stock (other than by Restricted Subsidiaries of such Person to such Person or such Person's Wholly Owned Subsidiaries). For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty by such Person or a Subsidiary of such Person of an obligation of another Person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed. When the foregoing definition is used in connection with the Company and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to the Company and its Restricted Subsidiaries and when used in connection with PCW and its Subsidiaries shall be deemed to refer to PCW and its Subsidiaries that are Restricted Subsidiaries.

  "Consolidated Net Income" of any Person for any period means the net income (or loss) of such Person and its consolidated Subsidiaries for such period, determined (on a consolidated basis) in accordance with GAAP, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication) (i) all extraordinary gains and losses and gains and losses that are nonrecurring (including as a result of Asset Sales outside the ordinary course of business), (ii) the net income, if positive, of any Person, that is not a Subsidiary in which such Person or any of its Subsidiaries has an interest, except to the extent of the amount of dividends or distributions actually paid to such Person or a Subsidiary of such Person that both (x) are actually paid in cash to such Person or a Subsidiary of such Person during such period and (y) when taken together with all other dividends and distributions paid during such period in cash to such Person or a Subsidiary of such Person, are not in excess of such Person's pro rata share of such other Person's aggregate net income earned during such period, (iii) except as provided in the definition of "Annualized Operating Cash Flow Ratio," the net income (or loss) of any Subsidiary acquired in a pooling of interests transaction for any period prior to the date of such acquisition. When the foregoing definition is used in connection with the Company and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to the Company and its Restricted Subsidiaries and when used in connection with PCW and its Subsidiaries shall be deemed to refer to PCW and its Subsidiaries that are Restricted Subsidiaries.

  "Credit Agreement" means, the Credit Agreement described under "Description of New Credit Facility," or any other senior loan facility in lieu thereof, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring or adding Restricted Subsidiaries of the Issuer as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders. There can only be one such credit facility or loan agreement designated to be the "Credit Agreement" at any one time. Any Indebtedness in excess of $525,000,000 Incurred under the Credit Agreement, which at the time of Incurrence satisfies the tests for incurrence of additional indebtedness under paragraph two of the "Limitation on Additional Indebtedness" covenant, shall thereafter be deemed to be Indebtedness permitted under the Credit Agreement for all purposes, including, without limitation, for purposes of clause (ii) of the third paragraph of the "Limitation on Additional Indebtedness" and for purposes of application of proceeds from Asset Sales pursuant to clause (3) of the first paragraph of the "Limitation on Asset Sales and Sales of Subsidiary Stock" covenant.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect against fluctuation in currency values.

  "Default" means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

  "Designated Senior Indebtedness" means, so long as it is in effect, the Credit Agreement and, thereafter, any Senior Indebtedness designated by the Company to be "Designated Senior Indebtedness."

  "Disqualified Capital Stock" means, with respect to any Person, Capital Stock of such Person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such Person or any of its Subsidiaries, in whole or in part, on or prior to the

Stated Maturity of the Notes; provided that Capital Stock will not be deemed to be Disqualified Capital Stock if it may only be so redeemed or repurchased solely in consideration of Qualified Capital Stock of the Company or Parent.

  "Excluded Group" means a "group" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) that includes one or more Excluded Persons; provided that the voting power of the Capital Stock of the Company or Parent "beneficially owned" (as such term is used in Rule 13d-3 promulgated under the Exchange Act) by such Excluded Persons (without attribution to such Excluded Persons of the ownership by other members of the "group") represents a majority of the voting power of the Capital Stock "beneficially owned" (as such term is used in Rule 13d-3 promulgated under the Exchange Act) by such group.

  "Excluded Person" means members of the Price family who owned Capital Stock of the Parent and PriCellular Corporation on the Issue Date and any Affiliate of any of the foregoing that is wholly owned by one of the foregoing.

  "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries in existence and outstanding on the Issue Date.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board ("FASB") or in such other statements by such other entity as may be approved by a significant segment of the accounting profession; provided, however, that for purposes of determining compliance with covenants in the Indenture, "GAAP" means such generally accepted accounting principles as in effect as of the Issue Date.

  "Holder" means a Person in whose name a Note is registered. The Holder of a Note will be treated as the owner of such Note, for all purposes.

  "Indebtedness" of any Person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of such Person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services, except (other than accounts, payable or other obligations to trade creditors which have remained unpaid for greater than 90 days past their original due date or to financial institutions, which obligations are not being contested in good faith and for which appropriate reserves have been established) those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors, (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit; (b) all obligations of such Person under Interest Swap and Hedging Obligations; (c) all liabilities of others of the kind described in the preceding clauses (a) or (b) that such Person has guaranteed or that is otherwise its legal liability or which are secured by any assets or property of such Person and all obligations to purchase, redeem or acquire any Capital Stock; (d) all Disqualified Capital Stock of such Person and all Preferred Stock of such Person's Subsidiaries; and (e) any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c), or (d) or this clause (e), whether or not between or among the same parties; provided that the outstanding principal amount at any date of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such date.

  "Interest Swap and Hedging Obligations" means any obligations of any Person pursuant to any interest rate swaps, caps, collars and similar arrangements providing protection against fluctuations in interest rates. For purposes of the Indenture, the amount of such obligations shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such Person, based on the assumption that such obligation had terminated at the end of such fiscal quarter, and in making such determination, if any agreement relating to such obligation provides for the netting of amounts payable by and to such Person thereunder or if any such agreement provides for the simultaneous payment of amounts by and to such Person, then in each such case, the amount of such obligations shall be the net amount so determined, plus any premium due upon default by such Person.

  "Investment" by any Person in any other Person means (without duplication)
(a) the acquisition (whether by purchase, merger, consolidation or otherwise) by such Person (whether for cash, property, services, securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of such other Person or any agreement to make any such acquisition; (b) the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any commitment to make any such advance, loan or extension; (c) the entering into by such Person of any guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of such other Person; (d) the making of any capital contribution by such Person to such other Person; and (e) the designation by the Board of Directors of the Company of any Person to be an Unrestricted Subsidiary. For purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the fair market value of such Investment plus the fair market value of all additional Investments by the Company or any of its Restricted Subsidiaries at the time any such Investment is made; provided that, for purposes of this sentence, the fair market value of net assets in excess of $5,000,000 shall be as determined by an independent appraiser of national reputation.

  "Issue Date" means the time and date of the first issuance of the Notes under the Indenture.

  "Junior Indebtedness" means Indebtedness of the Company that (i) requires no payment of principal prior to or on the date on which all principal of and interest on the Notes is paid in full and (ii) is subordinate and junior in right of payment to the Notes in all respects.

  "Lien" means any mortgage, lien, pledge, charge, security interest, or other encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement and any lease deemed to constitute a security interest and any option or other agreement to give any security interest).

  "Maturity Date" means, when used with respect to any Note, the date specified on such Note as the fixed date on which the final installment of principal of such Note is due and payable (in the absence of any acceleration thereof pursuant to the provisions of the Indenture regarding acceleration of Indebtedness or any Change of Control Offer, Proceeds Purchase Offer or Asset Sale Offer).

  "Merger" means the merger of PCW with and into Palmer.

  "Merger Date" means the time and date of the consummation of the Merger.

  "Net Cash Proceeds" means the aggregate amount of cash and Cash Equivalents received by the Company and its Restricted Subsidiaries in respect of an Asset Sale (including upon the conversion to cash and Cash Equivalents of (A) any note or installment receivable at any time, or (B) any other property as and when any cash and Cash Equivalents are received in respect of any property received in an Asset Sale but only to the extent such cash and Cash Equivalents are received within one year after such Asset
Sale), less the sum of (i) all reasonable out-of-pocket fees, commissions and other expenses incurred in connection with such Asset Sale, including the amount (estimated in good faith by the Board of Directors of the Company) of income, franchise, sales and other applicable taxes required to be paid by the Company or any Restricted Subsidiary of the Company in connection with such Asset Sale and (ii) the aggregate amount of cash so received which is used to retire any existing Indebtedness of the Company ranking on a parity with the Notes or Indebtedness of its Restricted Subsidiaries, as the case may be, which is required to be repaid in connection with such Asset Sale or is secured by a Lien on the property or assets of the Company or any of its Restricted Subsidiaries, as the case may be.

  "Net Pops" of any Person with respect to any System means the Pops of the MSA or RSA served by such System multiplied by the direct and/or indirect percentage interest of such Person in the entity licensed or designated to receive an authorization by the Federal Communications Commission to construct or operate a System in that MSA or RSA.

  "Net Proceeds" means the aggregate net proceeds (including the fair market value of non-cash proceeds constituting equipment or other assets of a type generally used in a Related Business an amount reasonably determined by the Board of Directors of the Company for amounts under $5,000,000 and by a financial advisor or appraiser of national reputation for equal or greater amounts) received by a Person from the sale of Qualified Capital Stock (other than to a Subsidiary of such Person) after payment of out-of-pocket expenses, commissions and discounts incurred in connection therewith.

  "Obligation" means any principal, premium, interest (including interest accruing subsequent to a bankruptcy or other similar proceeding whether or not such interest is an allowed claim enforceable against the Company in a bankruptcy case under Federal bankruptcy law), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable pursuant to the terms of the documentation governing any Indebtedness.

  "Operating Cash Flow" of any Person means (a), with respect to any period, the Consolidated Net Income of such Person for such period, plus (b) the sum, without duplication (and only to the extent such amounts are deducted from net revenues in determining such Consolidated Net Income), of (i) the provisions for income taxes for such period for such Person and its consolidated Subsidiaries, (ii) depreciation, amortization and other non-cash charges of such Person and its consolidated Subsidiaries and (iii) Consolidated Interest Expense of such Person for such period, determined, in each case, on a consolidated basis for such Person and its consolidated Subsidiaries in accordance with GAAP, less (c) the amount of all cash payments made during such period by such Person and its Subsidiaries to the extent such payments relate to non-cash charges that were added back in determining Operating Cash Flow for such period or for any prior period. When the foregoing definition is used in connection with the Company and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to the Company and its Restricted Subsidiaries and when used in connection with PCW and its Subsidiaries shall be deemed to refer to PCW and its Subsidiaries that are Restricted Subsidiaries.

  "Parent" shall mean PCC or any directly or indirectly wholly owned subsidiary of PCC that directly or indirectly wholly owns the Company.

  "Permitted Acquisition Indebtedness" means, with respect to any Person, Indebtedness Incurred in connection with the acquisition of property, businesses or assets which, or Capital Stock of a Person all or substantially all of whose assets, are of a type generally used in a Related Business; provided that, in the case of the Company or its Restricted Subsidiaries, as applicable, (x) (i) the Company's or PCW's, as the case may be, Annualized Operating Cash Flow Ratio, after giving effect to such acquisition and such Incurrence on a pro forma basis, is no greater than such ratio prior to giving pro forma effect to such acquisition and such Incurrence, (ii) the Company's or PCW's, as the case may be, consolidated unsubordinated Indebtedness, divided by the Net Pops of the Company or PCW, as the case may be, and its Restricted Subsidiaries, in each case giving pro forma effect to the acquisition and such Incurrence, does not exceed $120, (iii) the Company's or PCW's, as the case may be, consolidated Indebtedness divided by the Net Pops of the Company or PCW, as the case may be, and its

Restricted Subsidiaries does not exceed $160 as a result of the acquisition and such Incurrence and (iv) after giving effect to such acquisition and such Incurrence the acquired property, businesses or assets or such Capital Stock is owned directly by the Company or PCW, as the case may be, or a Wholly Owned Restricted Subsidiary thereof or (y) (i) under the terms of such Indebtedness and pursuant to applicable law, no recourse could be had for the payment of principal, interest or premium with respect to such Indebtedness or for any claim based thereon against the Company or any Person that constituted a Restricted Subsidiary immediately prior to the consummation of such acquisition or any of their property or assets, (ii) the obligor of such Indebtedness shall have, immediately after giving effect to such acquisition and such Incurrence on a pro forma basis, a ratio of Annualized Operating Cash Flow as of the date of the acquisition to the product of Consolidated Interest Expense for the Reference Period multiplied by four (but excluding from Consolidated Interest Expense all amounts that are not required to be paid in cash on a current basis) of at least l to l and (iii) immediately subsequent to the Incurrence of such Indebtedness, the obligor thereof shall be a Restricted Subsidiary and shall have been designated by the Company (as evidenced by an Officers' Certificate delivered promptly to the Trustee) to be a "Non-Recourse Restricted Subsidiary."

  "Permitted Investment" means (i) Investments in Cash Equivalents; (ii) Investments in the Company or a Restricted Subsidiary (other than a Non-Recourse Restricted Subsidiary); (iii) Investments in a Person substantially all of whose assets are of a type generally used in a Related Business (an "Acquired Person") if, as a result of such Investments, (A) the Acquired Person immediately thereupon becomes a Restricted Subsidiary (other than a Non-Recourse Restricted Subsidiary) or (B) the Acquired Person immediately thereupon either (1) is merged or consolidated with or into the Company or any of its Restricted Subsidiaries (other than a Non-Recourse Restricted Subsidiary) and the surviving Person is the Company or a Restricted Subsidiary (other than a Non-Recourse Restricted Subsidiary) or (2) transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or any of its Restricted Subsidiaries (other than a Non-Recourse Restricted Subsidiary); (iv) Investments in accounts and notes receivable acquired in the ordinary course of business; (v) any securities received in connection with an Asset Sale (other than those of a Non-Recourse Restricted Subsidiary) and any investment with the Net Cash Proceeds from any Asset Sale in Capital Stock of a Person, all or substantially all of whose assets are of a type used in a Related Business, that complies with the "Limitation on Asset Sales and Sales of Subsidiary Stock" covenant; (vi) any guarantee issued by a Restricted Subsidiary in respect of Indebtedness of a Restricted Subsidiary Incurred in compliance with the Indenture; (vii) advances and prepayments for asset purchases in the ordinary course of business in a Related Business of the Company or a Restricted Subsidiary; (viii) Investments in Non-Recourse Restricted Subsidiaries with the proceeds of contributions irrevocably and unconditionally received without restriction by the Company from Parent; and
(ix) customary loans or advances made in the ordinary course of business to officers, directors or employees of the Company or any of its Restricted Subsidiaries for travel, entertainment, and moving and other relocation expenses.

  "Permitted Lien" means (a) Liens existing on the Issue Date; (b) Liens imposed by governmental authorities for taxes, assessments or other charges not yet subject to penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP; (c) statutory liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen or other like Liens arising by operation of law in the ordinary course of business provided that (i) the underlying obligations are not overdue for a period of more than 30 days, and (ii) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP;
(d) Liens securing the performance of bids, trade contracts (other than borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (e) easements, rights-of-way, zoning, similar restrictions and other similar encumbrances or title defects which, singly or in the aggregate, do not in any case materially detract from the value of the property, subject thereto (as such property is used by the Company or any of its Restricted Subsidiaries) or interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries; (f) Liens arising by operation of law in connection with judgments, only to the extent, for an amount and for a period not resulting in an Event of Default with respect thereto; (g) pledges or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance and other types of social security legislation; (h) Liens in favor of the Trustee arising under the Indenture; (i) Liens securing Permitted Acquisition Indebtedness, which either (A) were not incurred or issued in anticipation of such acquisition or (B) secure Permitted Acquisition Indebtedness meeting the requirements set forth in clause (y) of the definition thereof; (j) Liens securing pari passu Indebtedness or Indebtedness of a Restricted Subsidiary that was incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; (k) Liens securing Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary, provided that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation thereof, and do not extend to any other assets; (l) Liens arising from Purchase Money Indebtedness permitted under the Indenture; (m) Liens securing Refinancing Indebtedness Incurred to refinance any Indebtedness that was previously so secured in a manner no more adverse to the Holders of the Notes than the terms of the Liens securing such refinanced Indebtedness; and (n) Liens in favor of the Company or a Wholly Owned Restricted Subsidiary.

  "Person" means any corporation, individual, joint stock company, joint venture, partnership, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust, municipality or other entity.

  "Pops" means the estimate of the population of a Metropolitan Statistical Area ("MSA") or Rural Service Area ("RSA") as derived from: (i) the most recent Donnelly Market Service or if such statistics are no longer printed in the Donnelly Market Service or the Donnelly Market Service is no longer published, the most recent Rand McNally Commercial Atlas, or if such statistics are no longer printed in the Rand McNally Commercial Atlas or if the Rand McNally Commercial Atlas is no longer published, such other nationally recognized source of such information; or (ii) the most recent United States Census Bureau reports as to any year in respect of which such reports are published.

  "Purchase Money Indebtedness" means Indebtedness of the Company or its Restricted Subsidiaries Incurred in connection with the purchase of property or assets for the business of the Company or its Restricted Subsidiaries, provided that the recourse of the lenders with respect to such Indebtedness is limited solely to the property or assets so purchased without further recourse to either the Company or any of its Restricted Subsidiaries.

  "Qualified Capital Stock" means any Capital Stock of a Person that is not Disqualified Capital Stock.

  "Reference Period" with regard to any Person means the last full fiscal quarter of such Person for which financial information (which the Company shall use its best efforts to compile in a timely manner) in respect thereof is available ended on or immediately preceding any date upon which any determination is to be made pursuant to the terms of the Notes or the Indenture.

  "Refinancing Indebtedness" means Indebtedness or Disqualified Capital Stock
(a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or
(b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a "Refinancing"), any Indebtedness or Disqualified Capital Stock in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference (or if such Indebtedness or Disqualified Capital Stock does not require cash payments prior to maturity or is otherwise issued at a discount, the original issue price of such Indebtedness or Disqualified Capital Stock), not to exceed the sum of (x) the lesser of (i) the principal amount or, in the case of Disqualified Capital Stock, liquidation preference, of the Indebtedness or Disqualified Capital Stock so Refinanced and (ii) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing, (y) the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of such Indebtedness and (z) all other customary fees and expenses of the Company or such Restricted Subsidiary reasonably incurred in connection with such refinancing; provided that (A) Refinancing Indebtedness issued by any Restricted Subsidiary of the Company shall only be used to Refinance outstanding Indebtedness or Disqualified Capital Stock of such Restricted Subsidiary, (B) Refinancing Indebtedness shall (x) not have a Weighted Average Life shorter than the Indebtedness or Disqualified Capital Stock to be so refinanced at the time of such Refinancing and (y) in all respects, be no less subordinated or junior, if applicable, to the rights of Holders of the Notes than was the Indebtedness or Disqualified Capital Stock to be refinanced and
(C) such Refinancing Indebtedness shall have no installments of principal (or redemption payment) scheduled to come due earlier than the scheduled maturity of any installment of principal (or redemption payment) of the Indebtedness or Disqualified Capital Stock to be so refinanced which was scheduled to come due prior to the Stated Maturity of the Notes.

  "Related Business" means any business directly related to the ownership, development, operation, and acquisition of wireless cellular communications systems.

  "Related Person" means, with respect to any Person, (i) any Affiliate of such Person or any spouse, immediate family member, or other relative who has the same principal residence of any Affiliate of such Person and (ii) any trust in which any Person described in clause (i) above, has a beneficial interest.

  "Restricted Payment" means, with respect to any Person, (i) any dividend or other distribution on shares of Capital Stock of such Person, its Parent, or any Subsidiary of such Person, (ii) any payment on account of the purchase, redemption or other acquisition or retirement for value, or any payment in respect of any amendment (in anticipation of or in connection with any such retirement, acquisition or defeasance) in whole or in part, of any shares of Capital Stock of such Person, its Parent, or any Subsidiary of such Person held by Persons other than such Person or any of its Restricted Subsidiaries,
(iii) any defeasance, redemption, repurchase or other acquisition or retirement for value, or any payment in respect of any amendment (in anticipation of or in connection with any such retirement, acquisition or defeasance) in whole or in part, of any Indebtedness of the Company (other than the scheduled repayment thereof at maturity and any mandatory redemption or mandatory repurchase thereof pursuant to the terms thereof) by such Person or a Subsidiary of such Person that is subordinate in right of payment to, or ranks pari passu (other than the Notes) with, the Notes (other than in exchange for Refinancing Indebtedness permitted to be Incurred under the Indenture and except for any such defeasance, redemption, repurchase, other acquisition or payment in respect of Indebtedness held by any Restricted Subsidiary) and (iv) any Investment (other than a Permitted Investment); provided, however, that the term "Restricted Payment" does not include (i) any dividend, distribution or other payment on shares of Capital Stock of the Company or any Restricted Subsidiary solely in shares of Qualified Capital Stock, (ii) any dividend, distribution or other payment to the Company, or any dividend to any of its Restricted Subsidiaries, by any of its Subsidiaries,
(iii) the purchase, redemption or other acquisition or retirement for value of shares of Capital Stock of any Restricted Subsidiary (other than Non-Recourse Restricted Subsidiaries) held by Persons other than the Company or any of its Restricted Subsidiaries, (iv) payments to satisfy obligations to pay statutory appraisal rights resulting from the Merger and any settlement in respect thereof to security holders of Palmer, (v) fees and expenses incurred in connection with the Merger and (vi) cash payments in respect of purchases of options and rights for shares of Palmer common stock issued pursuant to Palmer's 1995 Stock Option Plan, 1995 Directors' Stock Option Plan, 1995 Employee Stock Purchase Plan and 1995 Non-Employee Director Stock Purchase Plan.

  "Restricted Subsidiary" means any Subsidiary of the Company which at the time of determination is not an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if, immediately before and after giving effect to such designation, there would exist no Default or Event of Default and the Company could incur at least $1.00 of Indebtedness pursuant to the Annualized Operating Cash Flow Ratio test of the "Limitation on Incurrence of Additional Indebtedness" covenant, on a pro forma basis taking into account such designation.

  "Significant Restricted Subsidiary" means one or more Restricted Subsidiaries having an aggregate net book value of assets in excess of 5% of the net book value of the assets of the Company and its Restricted Subsidiaries on a consolidated basis.

  "Stated Maturity" means the date fixed for the payment of any principal or premium pursuant to the Indenture and the Notes, including the Maturity Date, upon redemption, acceleration, Asset Sale Offer, Proceeds Purchase Offer, Change of Control Offer or otherwise.

  "Subsidiary" with respect to any Person, means (i) a corporation at least fifty percent of whose Capital Stock with voting power, under ordinary circumstances to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, or (ii) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner of such partnership, or (iii) any Person in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has
(x) at least a fifty percent ownership interest or (y) the power to elect or direct the election of the directors or other governing body of such Person.

  "Unrestricted Subsidiary" shall mean any Subsidiary of the Company that, at the time of determination, shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below). The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary at or prior to the time it is so formed or acquired) to be an Unrestricted Subsidiary if (a) no Default or Event of Default is existing or will occur as a consequence thereof, (b) such Subsidiary does not own any Capital Stock of, or own or hold any Lien on any property or asset of, the Company or any Restricted Subsidiary that is not a Subsidiary of the Subsidiary to be so designated and (c) such Subsidiary and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee, or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any property or assets of the Company or any of its Restricted Subsidiaries (except that such Subsidiary and its Subsidiaries may guarantee the Notes); provided that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the "Limitation on Restricted Payments" covenant. Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

  "Voting Stock" means Capital Stock of the Company having generally the right to vote in the election of a majority of the directors of the Company or having generally the right to vote with respect to the organizational matters of the Company.

  "Weighted Average Life" means, as of the date of determination, with respect to any debt instrument, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such debt instrument multiplied by the amount of each such respective principal payment by (ii) the sum of all such principal payments.

  "Wholly Owned" means, with respect to a Subsidiary of the Company, (i) a Subsidiary that is a corporation, of which not less than 99% of the Capital Stock (except for directors' qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) is owned directly by such Person or through one or more other Wholly Owned Subsidiaries of such Person, or (ii) any entity other than a corporation in which such Person, directly or indirectly, owns not less than 99% of the Capital Stock of such entity.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

  Holders of New Notes are not entitled to any registration rights with respect to the New Notes. Holders of Old Notes are entitled to certain registration rights pursuant to the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company has agreed to file with the SEC and have declared effective on or prior to January 8, 1998 a registration statement (the "Exchange Offer Registration Statement") under the Securities Act with respect with the Exchange Offer. The Company also agreed that, after the effectiveness of the Exchange Offer Registration Statement, it would, subject to certain conditions, offer to the Holders of Old Notes who are able to make certain representations the opportunity to exchange their Old Notes for New Notes.

In the event that applicable interpretations of the staff of the SEC do not permit the Company to effect the Exchange Offer ("SEC Blockage") or do not permit any Holder of Old Notes, subject to certain limitations, to participate in such Exchange Offer, the Company has agreed to file with the SEC a shelf registration statement (the "Shelf Registration Statement") to cover resales of the applicable Old Notes. The Registration Statement of which this Prospectus is a part constitutes the Exchange Offer Registration Statement.

  The Registration Rights Agreement provides that the Company will use its reasonable best efforts to have the Exchange Offer Registration Statement (and, if applicable, a Shelf Registration Statement) declared effective by the SEC on or prior to January 8, 1998. If the Exchange Offer has not been consummated by February 7, 1998 (unless there exists a SEC Blockage) (such event, a "Registration Default"), the Company will pay liquidated damages to each Holder of Old Notes, during the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $0.05 per week per $1,000 principal amount at maturity of Notes constituting Old Notes held by such Holder. The amount of the liquidated damages will increase by an additional $0.05 per week per $1,000 of Accreted Value constituting Old Notes for each subsequent 90-day period until the Exchange Offer is consummated, up to a maximum amount of liquidated damages of $0.25 per week per $1,000 principal amount at maturity of Notes constituting Old Notes. All accrued liquidated damages shall be paid to Holders in the same manner as interest payments on the Notes and on interest payment dates for the Notes.

  The Registration Rights Agreement provides that the Company (i) shall make available for a period of 90 days after the consummation of the Exchange Offer a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such New Notes and (ii) shall pay all expenses incident to the Exchange Offer (including the expenses of one counsel to the Holders of the Notes) and will indemnify certain Holders of the Notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act.

  Holders of Old Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions regarding liquidated damages set forth in the preceding sentence. In addition, for so long as the Notes are outstanding, the Company will continue to provide to Holders of Notes and to prospective purchasers of the Notes the information required by Rule 144A(d)(4). The Company will provide a copy of the Registration Rights Agreement to prospective investors upon request.

                         DESCRIPTION OF THE GUARANTEE

  Set forth below is a summary of information concerning the Guarantee contained in the Indenture by the Guarantor in for the benefit of the Trustee and the holders from to time of the Notes. The Guarantee is issued under the Indenture, which has been filed as an exhibit to the Registration Statement of which this Prospectus constitutes a part. The terms of the Guarantee include those stated in the Indenture and those made part of the Indenture by reference to the TIA. The following summary of certain provisions of the Guarantee are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of those documents. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference.

GENERAL

  Pursuant to the Guarantee, the Guarantor has irrevocably and unconditionally agreed, to the extent set forth therein, to pay in full, to the holders of Notes authenticated and delivered by the Trustee and to the Trustee, (without duplication of amounts theretofore paid by the Company), irrespective of the validity and enforceability of the Indenture, the Notes or the obligations of the Company thereunder, the following payments or distributions to the extent not paid or made by the Company (the "Guaranteed Obligations") (without duplication): (i) the due and punctual payment of the principal of, premium, if any, interest (including post-petition interest in any proceeding under any bankruptcy law whether or not an allowed claim in such proceeding) and interest (including post-petition interest in any proceeding under any bankruptcy law whether or not an allowed claim in such proceeding) on overdue principal, premium, if any, and interest, if lawful on such Note, and (ii) all other monetary obligations payable by the Company under the Indenture and the Notes, when and as the same shall become due and payable, whether by acceleration thereof, call for redemption or otherwise.

  The Guarantee shall not be valid or become obligatory for any purpose with respect to any Note until the certificate of authentication on such Note shall have been signed by or on behalf of the Note. The delivery of any Note by the Trustee, after the authentication thereof, shall constitute due delivery of the Guarantee.

CERTAIN COVENANTS OF THE GUARANTOR

  The Guarantee restricts the business in which the Guarantor is permitted to engage to the ownership of 100% of the capital stock of the Company and to acquire licenses pending before the FCC in respect of television stations on August 1, 1997 and related television stations and properties, and prohibits the Guarantor and its Subsidiaries from taking any action or omitting to take any action, which action or omission would or could reasonably be expected to have the effect of impairing the security interest in favor of the Trustee on behalf of the holders of the Notes with respect to the Collateral. The Guarantor is required to own 100% of the capital stock of PCW. The Guarantee prohibits the Guarantor from incurring or permitting to exist Indebtedness (other than pursuant to the Guarantee) and from creating, incurring, or permitting to exist any Liens on its assets (other than Liens securing the Guarantee). The Guarantee also prohibits the Guarantor from selling, transferring or otherwise disposing of any of its assets other than Qualified Capital Stock and television licenses and related television stations and properties described above. In addition the Guarantee prohibits the Guarantor from making Investments in any Person (other than common equity contributions to the Company) except for Permitted Investments of the kind described in clauses (i) and (ii) of the definition of Permitted Investments.

AMENDMENTS AND ASSIGNMENT

  The Guarantee may be amended in accordance with the general provisions of the Indenture governing amendments. See "Description of the Notes--Amendments and Supplements". The Guarantee shall bind the successors and assigns of the Guarantor and shall inure to the benefit of the Trustee and the holders of the Notes and, in the event of any transfer or assignment of rights by any holder or the Trustee, the rights and privileges conferred upon that party in the Indenture and in the Notes shall automatically extend to and be vested in such transferee or assignee, subject to the terms and conditions of the Indenture.

TERMINATION OF THE GUARANTEE

  The Guarantee will terminate and be of no further force and effect when the Indenture shall have terminated and the principal of and interest on the Notes and all other Guaranteed Obligations shall have been paid in full. Notwithstanding the foregoing, if at any time any payment of the principal of or interest on any Note or any other payment in respect of any Guaranteed Obligation is rescinded or must be otherwise restored or returned, the Guarantor's obligations under the Guarantee with respect to such payment shall be reinstated as though such payment has been due but not made at such time and the Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

STATUS OF THE GUARANTEE

  The Guarantee ranks pari passu in right of payment with all other senior indebtedness of the Guarantor and senior in right of payment to all subordinated indebtedness of the Guarantor. As of the Issue Date, the Company's capital stock is the only significant asset of the Guarantor and dividends on the Company's capital stock will be the sole source of funds available to the Guarantor to meet its obligations, including its obligations under the Guarantee. The Guarantor is required to own 100% of the common stock of Holdings. The payment of dividends on the Company's capitals stock, however, is significantly restricted by certain covenants contained in the Indenture, the Senior Subordinated Notes Indenture and in the Credit Agreement and may be restricted by other agreements entered into by the Company in the future and by applicable law. See "Risk Factors--Guarantee and Security for the Notes." The Guarantee is secured, in the manner and to the extent summarized below under "Description of the Guarantee--Security," by a pledge of all of the issued and outstanding capital stock of the Company.

  The Guarantee constitutes a guarantee of payment, performance and compliance when due and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee provides that (x) the maturity of the Guaranteed Obligations may be accelerated as provided in "Description of the Notes--Events of Default and Remedies" for the purposes of the Guarantee notwithstanding any prohibition preventing such acceleration of the Guaranteed Obligations and (y) in the event of any declaration of acceleration of the Guaranteed Obligations, such Guaranteed Obligations shall forthwith become due and payable by the Guarantor for the purpose of the Guarantee. The rights and limitations described in "Description of Notes--Events of Default and Remedies" are applicable to the Guarantee, and if the Guarantor fails to make any guarantee payment, a holder of the Notes may directly institute a proceeding against the Guarantor for the enforcement of the Guarantee for such payment. The Guarantor has agreed to pay any and all costs and expenses (including reasonable attorney's fees) incurred by the Trustee or any holder in enforcing any rights under the Guarantee.

SECURITY

  Pursuant to the Indenture, the Guarantor assigned and pledged to the Trustee, for its benefit and the benefit of the Holders of the Notes, a security interest in the capital stock of the Company and certain proceeds from time to time received, receivable or otherwise distributed in respect thereof (the "Collateral"). The Guarantor also agreed to assign and pledge to the Trustee as part of the Collateral all shares of capital stock of the Company hereafter acquired by it. The security interest in the Collateral is a first-priority security interest. However, absent an acceleration of the Notes, the Guarantor will be able to vote, as it sees fit in its sole discretion, the capital stock of the Company. Further, any transfer of the power to vote the capital stock of the Company, including as a result of foreclosure on pledged capital stock, will require FCC approval.

  There can be no assurance that the proceeds of any sale of the Collateral pursuant to the Indenture following an Event of Default would be sufficient to satisfy payments due on the Notes. See "Risk Factors,Guarantee and Security for the Notes." In addition, the ability of the Holders of Notes to realize upon the Collateral may be subject to obtaining FCC approval as described above and certain bankruptcy law limitations in the event of a bankruptcy. See "Risk Factors--Certain Other Bankruptcy Considerations."

  If an Event of Default occurs under the Indenture, the Trustee, on behalf of the Holders of the Notes, in addition to any rights or remedies available to it under the Indenture, may take such action as it deems advisable to protect and enforce its rights in the Collateral, including the institution of foreclosure proceedings. The proceeds received by the Trustee from any foreclosure will be applied by the Trustee first to pay the expenses of such foreclosure and fees and other amounts then payable to the Trustee under the Indenture and, thereafter, to pay the principal of and interest on the Notes.

GOVERNING LAW

  The Guarantee is governed by, and construed in accordance with, the laws of the State of New York.

      UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

  The exchange of Old Notes for New Notes pursuant to the Exchange Offer will not result in any federal income tax consequences to Holders. When a Holder exchanges an Old Note for a New Note pursuant to the Exchange Offer, the Holder will have the same adjusted basis and holding period in the New Note as in the Old Note immediately before the exchange.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale. The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker-dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 90 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

  The Company has agreed in the Registration Rights Agreement to indemnify each broker-dealer reselling New Notes pursuant to this Prospectus, and their officers, directors and controlling persons, against certain liabilities in connection with the offer and sale of the New Notes, including liabilities under the Securities Act, or to contribute to payments that such broker-dealers may be required to make in respect thereof.

                                 LEGAL MATTERS

  The legality of the New Notes offered hereby will be passed upon for the Company by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  The consolidated balance sheets of Palmer Wireless, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three years ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  This Prospectus constitutes a part of the Registration Statement on Form S-4 under the Securities Act filed by the Company with the SEC under the Securities Act. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Notes offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                                 CERTAIN TERMS

  Interests in cellular markets that are licensed by the FCC are commonly measured on the basis of the population of the market served, with each person in the market area referred to as a "Pop." The number of Pops or Net Pops owned is not necessarily indicative of the number of subscribers or potential subscribers. As used in this Prospectus, unless otherwise indicated, the term "Pops" means the estimate of the 1996 population of an MSA or RSA, as derived from the 1996 Donnelley Market Information Service. The term "Net Pops" means the estimated population with respect to a given service area multiplied by the percentage interest that the Company owns in the entity licensed in such service area. MSAs and RSAs are also referred to as "markets." The term "wireline" license refers to the license for any market initially awarded to a company or group that was affiliated with a local landline telephone carrier in the market, and the term "non-wireline" license refers to the license for any market that was initially awarded to a company, individual or group not affiliated with any landline carrier. The term "System" means an FCC-licensed cellular telephone system. The term "CTIA" means the Cellular Telecommunications Industry Association.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
PALMER WIRELESS, INC. AND SUBSIDIARIES
  Independent Auditors' Report............................................  F-2
  Consolidated Balance Sheets, December 31, 1995 and 1996 ................  F-3
  Consolidated Statements of Operations, Years Ended December 31, 1994,
   1995 and 1996 .........................................................  F-4
  Consolidated Statements of Stockholders' Equity, Years Ended December
   31, 1994, 1995 and 1996................................................  F-5
  Consolidated Statements of Cash Flows, Years Ended December 31, 1994,
   1995 and 1996 .........................................................  F-6
  Notes to Consolidated Financial Statements .............................  F-8
  Condensed Consolidated Balance Sheets, December 31, 1996 and September
   30, 1997(Unaudited) ................................................... F-20
  Condensed Consolidated Statements of Operations, Nine Months Ended
   September 30, 1996 and 1997 (Unaudited) ............................... F-21
  Condensed Consolidated Statements of Stockholders' Equity, Year Ended
   December 31, 1996 and Nine Months Ended September 30, 1997 (Unaudited)
   ....................................................................... F-22
  Condensed Consolidated Statements of Cash Flows, Nine Months Ended
   September 30, 1996 and 1997 (Unaudited) ............................... F-23
  Notes to Condensed Consolidated Financial Statements (Unaudited) ....... F-24

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Palmer Wireless, Inc.:

  We have audited the accompanying consolidated balance sheets of Palmer Wireless, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Palmer Wireless, Inc. and subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

                                          KPMG Peat Marwick LLP

Des Moines, Iowa
January 30, 1997,
except for Note 10 which is as of
February 1, 1997

                     PALMER WIRELESS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                           DECEMBER 31,
                                                   -----------------------------
                                                        1995           1996
                                                   (DOLLAR AMOUNTS IN THOUSANDS)
ASSETS (NOTE 4)
Current assets:
 Cash and cash equivalents.......................  $        3,436 $        1,698
 Trade accounts receivable, net of allowance for
  doubtful accounts of $1,880 in 1995 and $1,791
  in 1996........................................          17,347         18,784
 Receivable from other cellular carriers.........           3,936          1,706
 Prepaid expenses and deposits...................           1,111          2,313
 Inventory.......................................           2,434          5,106
 Deferred income taxes (note 5)..................             821            830
                                                   -------------- --------------
   Total current assets..........................  $       29,085 $       30,437
                                                   -------------- --------------
Property, plant and equipment:
 Land and improvements...........................           3,796          5,238
 Buildings and improvements......................           5,120          7,685
 Equipment, communication systems, and
  furnishings....................................         127,140        166,735
                                                   -------------- --------------
                                                   $      136,056 $      179,658
 Less accumulated depreciation and amortization..          35,120         47,220
                                                   -------------- --------------
 Net property, plant and equipment...............  $      100,936 $      132,438
                                                   -------------- --------------
Licenses and goodwill, at cost less accumulated
 amortization of $20,828 in 1995 and $30,188 in
 1996 (note 3)...................................         321,053        375,808
Other intangible assets and other assets, at cost
 less accumulated amortization of $4,471 in 1995
 and $7,311 in 1996..............................          11,797         11,259
                                                   -------------- --------------
   Total assets..................................  $      462,871 $      549,942
                                                   ============== ==============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Current installments of long-term debt (note
  4).............................................  $        7,441 $        5,296
 Notes payable (note 4)..........................             --           1,366
 Accounts payable................................          10,795         10,394
 Accrued interest payable........................           2,508          2,341
 Accrued salaries and employee benefits..........           2,267          2,432
 Other accrued liabilities.......................           4,058          3,626
 Deferred revenue................................           2,860          3,929
 Customer deposits...............................             591            757
                                                   -------------- --------------
   Total current liabilities.....................  $       30,520 $       30,141
Long-term debt, excluding current installments
 (note 4)........................................         343,000        337,000
Deferred income taxes (note 5)...................           9,636         11,500
Minority interests...............................           5,162          6,371
                                                   -------------- --------------
   Total liabilities.............................  $      388,318 $      385,012
                                                   -------------- --------------
Stockholders' equity (note 7):
 Preferred stock par value $.01 per share;
  10,000,000 shares authorized; none issued......             --             --
 Class A Common Stock par value $.01 per share;
  73,000,000 shares authorized; 6,095,772 shares
  issued in 1995 and 11,119,681 shares issued in
  1996 including shares in treasury and Class B
  Common Stock par value $.01 per share;
  18,000,000 shares authorized; 17,293,578
  shares issued in 1995 and 1996.................             234            284
 Additional paid-in capital......................          72,466        166,975
 Retained earnings...............................           1,853          6,535
                                                   -------------- --------------
                                                   $       74,553 $      173,794
Less Class A Common Stock in treasury at cost --
 600,000 shares in 1996..........................             --           8,864
                                                   -------------- --------------
   Total stockholders' equity....................  $       74,553 $      164,930
Commitments and contingencies (note 8).
                                                   -------------- --------------
   Total liabilities and stockholders' equity....  $      462,871 $      549,942
                                                   ============== ==============

          See accompanying notes to consolidated financial statements.

                     PALMER WIRELESS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                          YEARS ENDED DECEMBER 31,
                          ----------------------------------------------------------
                                 1994                1995                1996
                          (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue:
  Service...............  $           61,021  $           96,686  $          151,119
  Equipment sales and
   installation.........               7,958               8,220               8,624
                          ------------------  ------------------  ------------------
      Total revenue.....  $           68,979  $          104,906  $          159,743
                          ------------------  ------------------  ------------------
Operating expenses:
  Engineering,
   technical, and other
   direct...............              12,776              18,184              28,717
  Cost of equipment.....              11,546              14,146              17,944
  Selling, general, and
   administrative:
    Related party, net
     (note 6)...........                (442)               (408)               (414)
    Other...............              20,199              31,398              47,306
  Depreciation and
   amortization.........               9,817              15,004              25,013
                          ------------------  ------------------  ------------------
      Total operating
       expenses.........  $           53,896  $           78,324  $          118,566
                          ------------------  ------------------  ------------------
Operating income........  $           15,083  $           26,582  $           41,177
                          ------------------  ------------------  ------------------
Other income (expense):
  Interest income:
    Investment..........                  93                 211                  62
    Related party (note
     6).................                  78                 --                  --
  Interest expense:
    Long-term debt......             (11,158)            (21,424)            (31,524)
    Related party (note
     6).................              (1,728)                --                  --
                          ------------------  ------------------  ------------------
    Interest expense,
     net................  $          (12,715) $          (21,213) $          (31,462)
  Other expense, net....                 (70)               (687)               (429)
                          ------------------  ------------------  ------------------
      Total other
       expense..........  $          (12,785) $          (21,900) $          (31,891)
                          ------------------  ------------------  ------------------
Income before minority
 interest share of
 income and income tax
 expense................  $            2,298  $            4,682  $            9,286
Minority interest share
 of income..............                 636               1,078               1,880
                          ------------------  ------------------  ------------------
Income before income tax
 expense................  $            1,662  $            3,604  $            7,406
Income tax expense (note
 5).....................                 --                2,650               2,724
                          ------------------  ------------------  ------------------
Net income..............  $            1,662  $              954  $            4,682
                          ==================  ==================  ==================
Net income per share of
 common stock...........  $             0.09  $             0.04  $             0.18
                          ==================  ==================  ==================
Average shares
 outstanding............          18,000,000          22,326,613          26,132,455
                          ==================  ==================  ==================

          See accompanying notes to consolidated financial statements.

                     PALMER WIRELESS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             COMMON STOCK      COMMON STOCK               (ACCUMULATED
                               CLASS A            CLASS B      ADDITIONAL   DEFICIT)   TREASURY STOCK       TOTAL
                          ------------------ -----------------  PAID-IN     RETAINED   ---------------  STOCKHOLDERS'
                            SHARES    AMOUNT   SHARES   AMOUNT  CAPITAL     EARNINGS   SHARES  AMOUNT      EQUITY
                          ----------- ------ ---------- ------ ---------- ------------ ------- -------  -------------
                                              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT SHARE AMOUNTS)
Balances at December 31,
 1993...................      706,422  $  7  17,293,578  $173   $  3,064     $  --         --  $   --     $  3,244
Partnership earnings
 before business
 combination............          --    --          --    --       1,829        --         --      --        1,829
Net loss................          --    --          --    --         --        (167)       --      --         (167)
Capital contribution,
 net before business
 combination............          --    --          --    --           9        --         --      --            9
                          -----------  ----  ----------  ----   --------     ------    ------- -------    --------
Balances at December 31,
 1994...................      706,422  $  7  17,293,578  $173   $  4,902     $ (167)       --  $   --     $  4,915
Partnership loss before
 business combination...          --    --          --    --      (1,066)       --         --      --       (1,066)
Public offering, net of
 issuance costs of
 $8,114.................    5,369,350    54         --    --      68,345        --         --      --       68,399
Exercise of stock
 options................       20,000   --          --    --         285        --         --      --          285
Net income..............          --    --          --    --         --       2,020        --      --        2,020
                          -----------  ----  ----------  ----   --------     ------    ------- -------    --------
Balances at December 31,
 1995...................    6,095,772  $ 61  17,293,578  $173   $ 72,466     $1,853        --  $   --     $ 74,553
Public offering, net of
 issuance costs of
 $5,826.................    5,000,000    50         --    --      94,124        --         --      --       94,174
Exercise of stock
 options................        6,666   --          --    --          95        --         --      --           95
Employee and non-
 employee director stock
 purchase plans.........       17,243   --          --    --         290        --         --      --          290
Treasury shares
 purchased..............          --    --          --    --         --         --     600,000  (8,864)     (8,864)
Net income..............          --    --          --    --         --       4,682        --      --        4,682
                          -----------  ----  ----------  ----   --------     ------    ------- -------    --------
Balances at December 31,
 1996...................   11,119,681  $111  17,293,578  $173   $166,975     $6,535    600,000 $(8,864)   $164,930
                          ===========  ====  ==========  ====   ========     ======    ======= =======    ========


          See accompanying notes to consolidated financial statements.

                     PALMER WIRELESS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 YEARS ENDED DECEMBER 31,
                                               -------------------------------
                                                 1994       1995       1996
                                               (DOLLAR AMOUNTS IN THOUSANDS)
Cash flows from operating activities:
Net income.................................... $   1,662  $     954  $   4,682
                                               ---------  ---------  ---------
Adjustments to reconcile net income to net
 cash provided by operating activities:
 Depreciation and amortization................     9,817     15,004     25,013
 Minority interest share of income............       636      1,078      1,880
 Deferred income taxes........................       --       2,650      1,855
 Increase in trade accounts receivable........    (4,195)    (2,741)    (1,561)
 (Increase) decrease in inventory.............    (3,672)     4,076     (2,595)
 Increase (decrease) in accounts payable......     2,508      2,623       (841)
 Increase (decrease) in accrued interest
 payable......................................     1,184        (14)      (167)
 Interest deferred and added to related party
 borrowings...................................     1,611        --         --
 Deferred interest paid to related party......    (6,475)       --         --
 Interest deferred and added to other debt....       537        607        355
 Payment of deferred interest.................       --         --      (1,080)
 Increase in accrued salaries and employee
 benefits.....................................       466        241        165
 Increase (decrease) in other accrued
 liabilities..................................       895        583       (507)
 Increase in deferred revenue.................     1,163        658        912
 Increase (decrease) in customer deposits.....       191        (53)       134
 Change in other accounts.....................       910      1,994      1,885
                                               ---------  ---------  ---------
   Total adjustments.......................... $   5,576  $  26,706  $  25,448
                                               ---------  ---------  ---------
   Net cash provided by operating activities.. $   7,238  $  27,660  $  30,130
                                               ---------  ---------  ---------
Cash flows from investing activities:
 Cash payment for purchases of non-wireline
 cellular telephone systems and licenses
 (note 3).....................................   (91,720)  (158,397)   (67,588)
 Purchases of minority interests..............    (3,097)    (1,543)    (1,854)
 Capital expenditures.........................   (22,541)   (36,564)   (41,445)
 Proceeds from sales of property, plant and
 equipment....................................       150         38          5
 Decrease (increase) in other intangible
 assets and other assets......................       358       (310)    (2,180)
 Collection of purchase price adjustment......       --         --       2,452
                                               ---------  ---------  ---------
   Net cash used in investing activities...... $(116,850) $(196,776) $(110,610)
                                               ---------  ---------  ---------
Cash flows from financing activities:
 Advances from Palmer Communications
 Incorporated.................................     4,176        --         --
 Payments on advances from Palmer
  Communications Incorporated.................    (2,359)    (1,650)       --
 Increase in notes payable....................       --         --       1,366
 Proceeds from long-term debt.................   137,000    171,000    100,000
 Repayment of long-term debt..................       (75)   (65,125)  (108,319)
 Repayment of related party borrowings........   (20,000)       --         --
 Payment of debt issuance costs...............    (6,454)    (4,803)       --
 Public offering proceeds, net................       --      71,144     95,000
 Proceeds from stock options exercised........       --         285         95
 Payment of deferred offering costs...........    (1,448)    (1,297)      (826)
 Collection of common stock subscriptions
 receivable...................................       100        --         --
 Purchase of treasury stock...................       --         --      (8,864)
 Proceeds from sales under stock purchase
 plans........................................       --         --         290
                                               ---------  ---------  ---------
   Net cash provided by financing activities.. $ 110,940  $ 169,554  $  78,742
                                               ---------  ---------  ---------
   Net increase (decrease) in cash and cash
   equivalents................................ $   1,328  $     438  $  (1,738)
Cash and cash equivalents at beginning of
year..........................................     1,670      2,998      3,436
                                               ---------  ---------  ---------
Cash and cash equivalents at end of year...... $   2,998  $   3,436  $   1,698
                                               =========  =========  =========

          See accompanying notes to consolidated financial statements.

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

                         (DOLLAR AMOUNTS IN THOUSANDS)

      SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

  During 1994, certain assets net of certain liabilities were transferred between Palmer Wireless, Inc. and Palmer Communications Incorporated. These transfers were treated as contributions to and distributions from equity and amounted to a net contribution of $9 for the year ended December 31, 1994.

  During 1994, Palmer Wireless, Inc. accrued $188 for unpaid deferred offering costs.

  During 1995, Palmer Wireless, Inc. committed to purchase certain minority interests in 1996. This commitment totaling $451 was accrued in 1995 and paid in 1996.

  During 1996, the Company increased the purchase obligations related to the final purchase price adjustment for the controlling interest in a non-wireline cellular telephone system purchased in 1991. This increase amounted to $899 and resulted in an increase in licenses.

  Acquisitions of non-wireline cellular telephone systems in 1994, 1995 and 1996 (note 3):

                                                       1994     1995     1996
   Cash payment...................................... $91,720 $158,397  $67,588
                                                      ======= ========  =======
   Allocated to:
     Fixed assets.................................... $11,332 $ 22,846  $ 5,678
     Licenses........................................  79,383  136,940   61,433
     Deferred income taxes...........................     --    (6,165)     --
     Current assets and liabilities, net.............   1,005    4,776      477
                                                      ------- --------  -------
                                                      $91,720 $158,397  $67,588
                                                      ======= ========  =======

               SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        -----------------------
                                                         1994    1995    1996
   Cash paid for interest.............................. $15,199 $18,435 $29,733
   Cash paid for income taxes..........................     --      --  $ 1,591

         See accompanying notes to consolidated financial statements.

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of Palmer Wireless, Inc. and its subsidiaries (the "Company"), all of which the Company has an ownership interest in greater than 50 percent.

  Palmer Wireless, Inc. ("Wireless") is a Delaware corporation and was incorporated on December 15, 1993 to effect an initial public offering of its Class A Common Stock. At December 31, 1996, Palmer Communications Incorporated ("PCI") owned 61 percent of Wireless' outstanding common stock and had 75 percent of Wireless' voting rights and therefore Wireless is a subsidiary of PCI.

  In March of 1995, Wireless issued common stock for 100 percent of the partnership interests of Palmer Cellular Partnership (the "Partnership") (see note 2). Since this exchange was between related parties it has been accounted for in a manner similar to a pooling of interests. Therefore, the statements of operations, stockholders' equity and cash flows for the year ended December 31, 1994 have been restated to include the accounts of the Partnership.

  Losses in subsidiaries, attributable to minority stockholders and partners, in excess of their capital accounts and cash capital call provisions are not eliminated in consolidation.

  Significant intercompany accounts and transactions have been eliminated in the consolidation.

OPERATIONS

  The Company has majority ownership in corporations and partnerships which operate the non-wireline cellular telephone systems in nine Metropolitan Statistical Areas ("MSA") in three states: Florida (two), Georgia (five) and Alabama (two). The Company's ownership percentages in these entities range from approximately 78 percent to 100 percent. The Company owns directly and operates eight non-wireline cellular telephone systems in Rural Service Areas ("RSA") in Georgia (seven) and Alabama (one).

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

  For purposes of the statements of cash flows the Company considers repurchase agreements with a maturity of three months or less to be cash equivalents.

TRADE ACCOUNTS RECEIVABLE

  The Company grants credit to its customers. Substantially all of the customers are residents of the local areas served by the Company. Generally, the Company discontinues service to customers whose accounts are 60 days past due. The activity in the Company's allowance for doubtful accounts for the years ended December 31, 1994, 1995, and 1996 consisted of the following:

                                               ADDITIONS--
                         BALANCE AT ADDITIONS  ALLOWANCE AT                BALANCE
                         BEGINNING  CHARGED TO   DATES OF   DEDUCTIONS NET AT END
                          OF YEAR    EXPENSES  ACQUISITIONS OF RECOVERIES  OF YEAR
Year ended December 31,
 1994...................   $  681     $1,453      $  211        $  778     $1,567
                           ======     ======      ======        ======     ======
Year ended December 31,
 1995...................   $1,567     $2,078      $  432        $2,197     $1,880
                           ======     ======      ======        ======     ======
Year ended December 31,
 1996...................   $1,880     $3,946      $1,270        $5,305     $1,791
                           ======     ======      ======        ======     ======

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INVENTORY

  Inventory consisting primarily of cellular telephones and telephone parts is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are stated at cost. Depreciation is provided principally by the straight-line method over the estimated useful lives, ranging from 5 to 20 years for buildings and improvements and 5 to 10 years for equipment, communications systems and furnishings.

ACQUISITIONS AND LICENSES

  The cost of acquired companies is allocated first to the identifiable assets, including licenses, based on the fair market value of such assets at the date of acquisition (as determined by independent appraisers or management of the Company). The excess of the total consideration over the amounts assigned to identifiable assets is recorded as goodwill.

  Also included in licenses are expenditures related directly to acquiring licenses which were not developed or operating at the time of purchase. Licenses and goodwill are being amortized from the date of commencement of service to customers (with applicable interest capitalized from acquisition date to this date) on a straight-line basis over a 40-year period.

  Subsequent to the acquisition of the licenses, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of licenses may warrant revision or that the remaining balance of the license rights may not be recoverable. The Company has undergone an annual independent appraisal of its licenses' value. The Company utilizes projected undiscounted cash flows over the remaining life of the licenses and sales of comparable businesses to evaluate the recorded value of licenses. The assessment of the recoverability of the remaining balance of the license rights will be impacted if projected cash flows are not achieved.

OTHER INTANGIBLE ASSETS AND OTHER ASSETS

  Other intangibles and other assets consist primarily of deferred financing costs, covenants not to compete, subscriber base, and other items. These costs are being amortized by the interest or straight-line method over their respective useful lives, which range from 5 to 10 years.

INCOME TAXES

  The Company accounts for income taxes under the asset and liability method of accounting for deferred income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  The 1994 consolidated financial statements made no provision for income taxes, due to the fact that the losses of the Partnership were included in the income tax returns of the individual partners. Also, the consolidated financial statements made no provision for income taxes of subsidiary corporations of the Company since those

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

corporations had approximately $16,182 of net operating loss carryforwards at December 31, 1994 for federal income tax purposes. In addition, the 1994 consolidated financial statements made no provision for income taxes on the loss of Wireless due to the non-utilization of Wireless' net operating loss for the year.

INTEREST RATE SWAP AND CAP AGREEMENTS

  The differential to be paid or received in connection with interest rate swap agreements is accrued as interest rates change and is recognized over the life of the agreements.

  Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the term of the caps. Unamortized premiums are included in other assets in the consolidated balance sheet. Amounts receivable under cap agreements are accrued as a reduction of interest expense.

REVENUE RECOGNITION

  Service revenue includes local subscriber revenue and roamer revenue.

  The Company earns local subscriber revenue by providing access to the cellular network (access revenue) or, as applicable, for usage of the cellular network (airtime revenue). Access revenue is billed one month in advance and is recognized when earned. Airtime revenue is recognized when the service is rendered.

  Roamer revenue represents revenue earned by the Company for usage of its cellular network by subscribers of other cellular carriers. Roamer revenue is recognized when the services are rendered.

  Equipment sales and installation revenue is recognized upon delivery or installation of the equipment to the customer.

OPERATING EXPENSES--ENGINEERING, TECHNICAL AND OTHER DIRECT

  Engineering, technical and other direct operating expenses represent certain costs of providing cellular telephone service to customers. These costs include cost of incollect roaming service. Incollect roaming is the result of the Company's subscribers using cellular networks of other cellular carriers. Incollect roaming revenue is netted against the cost of incollect roaming service to determine net incollect roaming expense.

STOCK OPTION PLANS

  Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No.123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No.25 and provide the pro forma disclosure provisions of SFAS No. 123.

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

FAIR VALUE OF FINANCIAL INSTRUMENTS

  Fair value estimates, methods and assumptions used to estimate the fair value of the Company's financial instruments are set forth below:

  For cash and cash equivalents, trade accounts receivable, receivable from other cellular carriers, notes payable, accounts payable and accrued expenses, the carrying amount approximates the estimated fair value due to the short-term nature of those instruments.

  Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to discount the future cash flows to estimate the fair value for long-term debt. Note 4 presents the fair value for long-term debt and the related interest rate cap and swap agreements.

  Fair value estimates are made as of a specific point in time, based upon the relevant market information about the financial instruments. Because no market exists for a majority of the Company's financial instruments, fair value estimates are based on judgements regarding current economic conditions and other factors. These estimates are subjective in nature and involve uncertainties and matters of judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

COMPUTATION OF NET INCOME PER SHARE

  The computation of net income per share is based on the weighted average number of common and dilutive common equivalent shares (common stock options using the treasury stock method) outstanding during the periods presented. Average shares of common stock outstanding has been computed assuming that the 704,755 shares of Class A Common Stock and 17,288,578 shares of Class B Common Stock issued in the Exchange (as defined in note 2) have been outstanding since January 1, 1994 and the 1,667 shares of Class A Common Stock and the 5,000 shares of Class B Common Stock issued in the initial capitalization of Wireless have been outstanding since January 1, 1994.

(2) OFFERING AND EXCHANGE

  On March 21, 1995 and April 18, 1995, Wireless issued 5,000,000 and 369,350 shares, respectively, of Class A Common Stock in an initial public offering (the "Offering") for net proceeds of $68,399. In connection with the Offering, on March 21, 1995, Wireless issued 704,755 shares of Class A Common Stock and 17,288,578 shares of Class B Common Stock in exchange for 100 percent of the Partnership interests of the Partnership (the "Exchange"). The assets and liabilities received in the Exchange were recorded at their historical cost to the Partnership and not revalued at fair value on the date of transfer. Since the Exchange was between related parties it has been accounted for in a manner similar to a pooling of interests (see note 1).

(3) ACQUISITIONS AND PURCHASE OF LICENSES

  On October 31, 1994, the Company acquired the assets of and the licenses to operate the non-wireline cellular telephone systems serving the Georgia Rural Service Area Market Nos. 377, 378, 380 and 382, otherwise known as Georgia-7 RSA, Georgia-8 RSA, Georgia-10 RSA and Georgia-12 RSA, respectively, for an aggregate purchase price of $91,720. The acquisition was accounted for by the purchase method of accounting. In connection with this acquisition, $79,383 of the purchase price was allocated to licenses. From the date of acquisition to December 31, 1994, revenue, depreciation and amortization, operating loss and net loss before interest expense related to the purchase price of the non-wireline cellular telephone systems purchased were $1,803, $744, $(645) and $(644), respectively.

  On December 1, 1995, the Company purchased all of the outstanding stock of Augusta Metronet, Inc. and Georgia Metronet, Inc., which owned either directly (or in the case of Georgia Metronet, Inc., through its 97.9 percent interest in the Savannah Cellular Limited Partnership) the licenses to operate the non-wireline cellular

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

telephone systems in the Savannah and Augusta, Georgia MSAs, respectively, for an aggregate purchase price of $158,397. The acquisition was accounted for by the purchase method of accounting. In connection with this acquisition, $136,940 of the purchase was allocated to licenses. From the date of acquisition to December 31, 1995, revenue, depreciation and amortization, operating income and net income before interest expense related to the purchase price of the non-wireline cellular telephone systems were $2,126, $508, $208 and $202, respectively.

  On June 20, 1996, the Company acquired the assets of and the license to operate the non-wireline cellular telephone system serving the Georgia Rural Service Area Market No. 371, otherwise known as Georgia-1 RSA for an aggregate purchase price of $31,616. The acquisition was accounted for by the purchase method of accounting. In connection with the acquisition, $27,942 of the purchase price was allocated to licenses. From the date of acquisition to December 31, 1996, revenue, depreciation and amortization, operating loss and net loss before interest expense related to the purchase of the non-wireline cellular telephone system were $1,239, $556, $(278), and $(278), respectively.

  On July 5, 1996, two of the Company's majority-owned subsidiaries acquired the assets of and the license to operate the non-wireline cellular telephone system serving the Georgia Rural Service Area Market No. 376, otherwise known as Georgia-6 RSA for an aggregate purchase price of $35,972. The acquisition was accounted for by the purchase method of accounting. In connection with the acquisition, $33,491 of the purchase price was allocated to licenses. From the date of acquisition to December 31, 1996, revenue, depreciation and amortization, operating income, and net income before interest expense related to the purchase of the non-wireline cellular telephone system were $2,682, $578, $743, and $743, respectively.

  Assuming the 1995 and 1996 acquisitions had occurred on January 1, 1995, unaudited pro forma revenue, net (loss) income and net (loss) income per share for the year ended December 31, 1995 would have been $132,958, $(12,437), and $(.56), respectively, and for the year ended December 31, 1996, would have been $163,393, $3,840, and $.15, respectively. These pro forma amounts assume that the financing requirements were met by the incurrence of bank debt and are not necessarily indicative of what the actual consolidated results of operation might have been if the acquisition had been effective on January 1, 1995.

(4) NOTES PAYABLE AND LONG-TERM DEBT

  On December 1, 1995, the Company entered into a loan agreement with a bank which provides for a revolving line of credit of up to $5,000 to facilitate day-to-day cash management needs. The loan agreement provides for interest at the bank's prime rate and matures November 30, 1997.

  Long-term debt consists of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1995     1996
Credit agreement (a)......................................... $343,000 $337,000
Purchase obligations (b).....................................    7,441    5,296
                                                              -------- --------
                                                              $350,441 $342,296
Less current installments....................................    7,441    5,296
                                                              -------- --------
Long-term debt, excluding current installments............... $343,000 $337,000
                                                              ======== ========

  (a) On December 1, 1995, the Company entered into an amended and restated credit agreement with 21 banks which provides for a revolving line of credit of up to $500,000, subject to certain limitations through June 30, 2004. This credit agreement increased the Company's previously existing $275,000 revolving line of credit. The credit agreement provides for quarterly commitment reductions commencing September 30, 1998 and commitment reductions of 25 to 50 percent of Excess Cash Flow (as defined in the credit agreement), if any, are

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

required on April 15, 1998 and annually thereafter. Interest is payable at variable rates and under various interest rate options. The interest rate at December 31, 1996 ranged from 7.42 to 8.88 percent before the effect of the interest rate swap and cap agreements outlined below. The credit agreement also provides for a commitment fee of .5 percent per year on any unused amounts of the credit agreement. Amounts outstanding are secured by the assets of the Company.

  The credit agreement provides for various compliance covenants and restrictions, including items related to mergers or acquisition transactions, the declaration or payment of dividends or other payments to stockholders, capital expenditures and maintenance of certain financial ratios. At December 31, 1996, the Company was in compliance with all but one financial ratio covenant. This covenant was based upon operating results for the year ended December 31, 1996. The Company obtained a waiver of the noncompliance with this 1996 financial ratio covenant.

  The Company has entered into interest rate swap and cap agreements to reduce the impact of changes in interest rates on its floating debt and thus were entered into for purposes other than trading. At December 31, 1996, the Company had outstanding ten interest rate swap agreements and four interest rate cap agreements having a total notional value of $295,000. These interest rate swap and cap agreements effectively change the Company's interest rate exposure on a quarterly basis on $295,000 of credit.

  The cap and swap agreements are summarized as follows:

                                                               MAXIMUM  NOTIONAL
     TYPE OF AGREEMENT                            MATURITY     LIBOR(1)  VALUE
     Cap....................................... Nov. 17, 1997      8.00 $ 10,000
     Swap...................................... Nov. 17, 1997      8.10   10,000
     Swap...................................... Nov. 17, 1997      7.48   20,000
     Participating Cap (2)..................... Nov. 23, 1997      8.75   15,000
     Participating Swap (3).................... Nov. 24, 1997      8.29   15,000
     Trigger Cap (4)........................... Nov. 28, 1997 7.50/8.50   15,000
     Pay Later Cap (5)......................... Jan. 12, 1998      8.50   20,000
     Swap......................................  Aug. 3, 1998      5.26   25,000
     Participating Swap (6).................... Aug. 10, 1998      5.98   15,000
     Swap......................................  Aug. 6, 1999      6.36   25,000
     Swap......................................  Aug. 7, 2000      6.04   50,000
     Swap...................................... Aug. 20, 2000      6.07   25,000
     Swap...................................... Oct. 10, 2000      6.03   25,000
     Swap...................................... Oct. 11, 2000      5.99   25,000
                                                                        --------
                                                                        $295,000
                                                                        ========

---------------------
(1) The maximum interest rate is 2.5 percent over the LIBOR stated in the table below. The 2.5 percent interest rate over such LIBOR decreases if certain leverage ratios are met by the Company.
(2) On 36 percent ($5,400) the interest rate is set at 8.75 percent, the balance is set at the three-month LIBOR up to a maximum 8.75 percent.
(3) When the three-month LIBOR is less than 8.29 percent the Company participates in 50 percent of the difference.
(4) When LIBOR is below 8.5 percent the rate is 7.5 percent, when LIBOR is 8.5 percent or above the rate is 8.5 percent.
(5) When the three-month LIBOR rate is 8.5 percent or higher the Company receives a quarterly payment of $98.
(6) When the six-month LIBOR is less than 5.98 percent the Company participates in 45 percent of the difference.

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  Fees in the amount of $240 were incurred in connection with certain of the cap agreements and are being amortized over the lives of the respective cap agreements.

  The market value of the swap and cap agreements above, which has not been reflected in the consolidated financial statements as of December 31, 1996, is a loss of $1,545.

  The Company is exposed to interest rate risk in the event of nonperformance by the other party to the interest rate swap and cap agreements. However, the Company does not anticipate nonperformance by any of the banks.

  (b) In connection with the purchase of controlling interest in a non-wireline cellular telephone system in 1991, the Company incurred certain purchase obligations. The obligations, were retired in July 1996 and January 1997.

  Based upon current borrowing rates the fair value approximates the carrying value of the long-term debt outstanding under the credit agreement described in (a) above and the purchase obligations described in (b) above.

  The aggregate maturities of long-term debt are as follows:

            DECEMBER 31,                     AMOUNT
            1997........................... $  5,296
            1998...........................      --
            1999...........................      --
            2000...........................      --
            2001...........................   72,000
            Thereafter.....................  265,000
                                            --------
                                            $342,296
                                            ========

(5) INCOME TAXES

  Components of income tax expense consist of the following:

                                                           FEDERAL STATE TOTAL
     Year ended December 31, 1995:
     Current.............................................  $  --   $--   $  --
     Deferred............................................   2,550   100   2,650
                                                           ------  ----  ------
                                                           $2,550  $100  $2,650
                                                           ======  ====  ======
     Year ended December 31, 1996:
     Current.............................................  $  --   $869  $  869
     Deferred............................................   1,795    60   1,855
                                                           ------  ----  ------
                                                           $1,795  $929  $2,724
                                                           ======  ====  ======

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The consolidated effective tax rate differs from the statutory United States federal tax rate for the following reasons and by the following percentages:

                                                                 YEARS ENDED
                                                                  DECEMBER
                                                                     31,
                                                                 ------------
                                                                 1995   1996
Statutory United States federal tax rate........................  34.0%  34.0%
Partnership loss prior to corporate status......................  10.1    --
License amortization not deductible for tax.....................   7.7   32.5
Net operating loss carryforwards................................ (59.0) (42.8)
State taxes.....................................................   --     8.3
Recognition of deferred income taxes related to the difference between financial statement and income tax bases of certain
 assets and liabilities in connection with the Exchange.........  73.5    --
Other...........................................................   7.2    4.8
                                                                 -----  -----
Consolidated effective tax rate.................................  73.5%  36.8%
                                                                 =====  =====

  The components of the deferred income tax assets and liabilities are as follows:

                                                              DECEMBER 31,
                                                            ------------------
                                                              1995      1996
     Deferred tax assets:
       Allowance for doubtful accounts..................... $    658  $    609
       Nondeductible accruals..............................      163       221
       Net operating loss carryforwards....................    4,314     4,100
                                                            --------  --------
         Total deferred tax assets......................... $  5,135  $  4,930
       Valuation allowance.................................   (3,898)      --
                                                            --------  --------
                                                            $  1,237  $  4,930
                                                            --------  --------
     Deferred tax liabilities:
       Property, plant and equipment.......................   (7,323)   (7,415)
       Licenses............................................   (2,729)   (8,185)
                                                            --------  --------
         Total deferred tax liabilities.................... $(10,052) $(15,600)
                                                            --------  --------
       Deferred tax liability, net......................... $ (8,815) $(10,670)
                                                            ========  ========

  The net change in the total valuation allowance for the year ended December 31, 1996 was a decrease of $3,898. A valuation allowance had been recorded primarily to offset the gross deferred tax assets created by net operating loss carryforwards until such time as earnings of the Company or alternative tax planning strategies warranted full recognition. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize that portion of the deferred tax asset related to the net operating loss carryforwards. The net operating loss carryforwards totaled approximately $11,700 at December 31, 1996 and expire in amounts ranging from approximately $400 to $4,100 through 2011. For carryforwards of approximately $10,900, generated in periods prior to the Exchange, utilization is limited to the subsidiary that generated the carryforwards, unless the Company utilizes alternative tax planning strategies.

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(6) RELATED PARTY TRANSACTIONS

  During 1994, the Company had a subordinated demand note of $20,000 with Palmer Broadcasting Limited Partnership, a majority-owned subsidiary of PCI. Interest expense under the note was $1,611 for the year ended December 31, 1994. The note was paid off in 1994.

  PCI had previously extended the Company a line of credit in the amount of $3,000 that was used for the initial operations of the Company, to pay organization expenses and to pay expenses of the Offering. The line of credit bore interest at 2 percent above the prime rate. Interest expense on the line of credit amounted to $117 for the year ended December 31, 1994. The borrowings totaling $1,615 were repaid with the proceeds of the Offering.

  During 1994, the Company earned $78 of interest income from advances to PCI.

  During 1994, the Company performed certain management functions for PCI. These functions included general management, human resources administration, accounting, and computer services. PCI was charged a fee based on the Company's estimate of its time spent managing PCI and usage of its computer. Concurrently with the Offering and the Exchange, the Company and PCI entered into both a transitional management and administrative services agreement and a computer services agreement that extend each December 31 for additional one-year periods unless and until either party notifies the other. The fees from these arrangements amounted to a total of $509, $492, and $534 for the years ended December 31, 1994, 1995, and 1996, respectively, and are included as a reduction of selling, general and administrative expenses.

  During 1994, PCI provided certain tax consulting services to the Company. Concurrently with the Offering and the Exchange, the Company and PCI entered into a tax consulting agreement that extends each December 31 for additional one-year periods unless and until either party notifies the other. The fees for tax consulting services amounted to a total of $67, $84, and $120 for the years ended December 31, 1994, 1995, and 1996, respectively, and are included in selling, general and administrative expenses.

  PCI has a 401(k) plan with a noncontributory retirement feature and a matching provision for employees who meet length of service and other requirements. The Company participates in this plan and was allocated 401(k) retirement and matching expense of $305, $493, and $696 for the years ended December 31, 1994, 1995, and 1996, respectively.

(7) COMMON STOCK AND STOCK PLANS

  During 1994, the Company amended its certificate of incorporation to increase the number of authorized shares of common stock from 60,000,000 to 91,000,000 and to provide for Class A Common Stock and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock, which may be owned only by PCI or certain successors of PCI and of which no shares may be issued subsequent to the Offering, has five votes per share, provided, however, that, so long as any Class A Common Stock is issued and outstanding, at no time will the total outstanding Class B Common Stock have the right to cast votes having more than 75 percent of the total voting power of the common stock in the aggregate. Shares of Class B Common Stock shall be converted into Class A Common Stock on a share-for-share basis: (i) at any time at the option of the holder; (ii) immediately upon the transfer of shares of Class B Common Stock to any holder other than a successor of PCI; (iii) immediately if the shares of Class B Common Stock held by PCI or its successors constitute 33 percent or less of the outstanding shares of the Company; (iv) at the end of 20 years from original issuance of those shares of Class B Common Stock; or (v) if more than 50 percent of the equity interests in PCI become beneficially owned by persons other than: (i) beneficial owners of PCI as of December 29, 1994 ("Current PCI Beneficial Owners"); (ii) affiliates of Current PCI Beneficial Owners; (iii) heirs or devisees of

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

any individual Current PCI Beneficial Owner, successors of any corporation or partnership which is a Current PCI Beneficial Owner and beneficiaries of any trust which is a Current PCI Beneficial Owner; and (iv) any relative, spouse or relative of a spouse of any Current PCI Beneficial Owner.

  The Company adopted a Stock Option Plan in connection with the Offering, under which options for an aggregate of 1,600,000 shares of Class A Common Stock are available for grants to key employees. The Company also adopted a Director's Stock Option Plan in connection with the Offering, under which options for an aggregate of 300,000 shares of Class A Common Stock are available for grants to directors who are not officers or employees of the Company. Stock options under both plans are granted with an exercise price equal to the stock's fair value at the date of grant. The stock options granted under the Stock Option Plan have 10-year terms and vest and become exercisable ratably over three years from the date of grant. The stock options granted under the Director's Stock Option Plan are vested and become fully exercisable upon the date of the grant. At December 31, 1996, there were options with respect to 693,334 and 45,000 shares of Class A Common Stock outstanding under the Stock Option Plan and the Director's Stock Option Plan, respectively. At December 31, 1996, there were 880,000 and 255,000 additional shares available for grant under the Stock Option Plan and the Director's Stock Option Plan, respectively.

  The Company applies APB Opinion No. 25 in accounting for its Stock Option Plan and Director's Stock Option Plan ("the Plans") and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No.123, the Company's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                                  -------------
                                                                  1995    1996
     Net income-as reported...................................... $ 954  $4,682
     Net (loss) income-pro forma................................. $(777) $2,850
     Net income per share-as reported............................ $ .04  $  .18
     Net (loss) income per share-pro forma....................... $(.03) $  .11

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the weighted-average assumptions as follows: dividend yield of 0.0%; expected volatility of 101%; risk-free interest rate of 5.5%; and expected lives of five years. The fair value of the option grants in 1995 and 1996 were $11.04 and $13.36 per share, respectively.

  Stock option activity during the periods indicated is as follows:

                                                                     WEIGHTED
                                                        NUMBER OF    AVERAGE
                                                         SHARES   EXERCISE PRICE
     Balance December 31, 1994                               --          --
       Granted.........................................  692,500      $14.25
       Exercised.......................................  (20,000)      14.25
                                                         -------
     Balance December 31, 1995.........................  672,500       14.25
       Granted.........................................   72,500       17.25
       Exercised.......................................   (6,666)      14.25
                                                         -------
     Balance December 31, 1996.........................  738,334       14.54
                                                         =======

  At December 31, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $14.25--$17.25 and 8.3 years, respectively.

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  At December 31, 1995 and 1996, the number of options exercisable was 37,500 and 250,000, respectively, and the weighted average exercise price of those options was $14.25 and $14.34, respectively.

  The Company adopted a stock purchase plan for employees (the "Employee Stock Purchase Plan") and a stock purchase plan for non-employee directors (the "Non-Employee Director Stock Purchase Plan"). Under the Employee Stock Purchase Plan, 160,000 shares of Class A Common Stock are available for purchase by eligible employees of the Company or any of its subsidiaries. Under the Non-Employee Director Stock Purchase Plan, 25,000 shares of Class A Common Stock are available for purchase by non-employee directors of the Company. The purchase price of each share of Class A Common Stock purchased under the Employee Stock Purchase Plan or the Non-Employee Director Stock Purchase Plan will be the lesser of 90 percent of the fair market value of the Class A Common Stock on the first trading day of the plan year or on the last day of such plan year; provided, however, that in no event shall the purchase price be less than the par value of the stock. Both plans will terminate in 2005, unless terminated at an earlier date by the board of directors. During the year ended December 31, 1996, 15,541 shares were issued under the Employee Stock Purchase Plan and 1,702 shares were issued under the Non-Employee Director Stock Purchase Plan at a purchase price of $16.85. Compensation cost computed under the provisions of SFAS No. 123 related to the shares issued under the Employee Stock Purchase Plan and the Non-Employee Director Stock Purchase Plan is immaterial to the consolidated financial statements.

(8) COMMITMENTS AND CONTINGENCIES

LEASES

  The Company occupies certain buildings and uses certain tower sites, cell sites and equipment under noncancellable operating leases which expire through 2014. The operating leases for a building and certain tower sites and cell sites are with related parties.

  Future minimum lease payments under noncancellable operating leases as of December 31, 1996 are as follows:

                                                        RELATED PARTIES OTHERS
      1997.............................................      $285       $ 3,429
      1998.............................................       285         2,899
      1999.............................................        52         2,507
      2000.............................................        14         2,011
      2001.............................................       --          1,348
      Later years through 2014.........................       --          4,522
                                                             ----       -------
        Total minimum lease payments...................      $636       $16,716
                                                             ====       =======

  Rental expense was $1,609, $2,487, and $3,551 for the years ended December 31, 1994, 1995 and 1996, respectively, of which $253, $269, and $278 was paid to related parties for 1994, 1995 and 1996, respectively.

CONTINGENCIES

  The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

EMPLOYMENT AGREEMENTS

  The Company has employment agreements with six officers of the Company. The agreements have terms of two or three years and provide for aggregate annual salaries of $1,181 in 1997. Each employment agreement provides that if the officer is terminated by the Company without cause (as defined therein) or terminates the agreement for good reason (as defined therein), the Company will pay the officer the full base salary and benefits which would have been paid to such officer during the remaining term of the agreement.

(9) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

YEAR ENDED DECEMBER 31,
1995                     FIRST QUARTER(a)    SECOND QUARTER    THIRD QUARTER      FOURTH QUARTER    TOTAL
Total Revenue...........      $22,374           $25,931           $26,055            $30,546       $104,906
                              =======           =======           =======            =======       ========
Operating Income........      $ 4,872           $ 6,892           $ 8,152            $ 6,666       $ 26,582
                              =======           =======           =======            =======       ========
Net (Loss) Income.......      $(3,958)          $ 1,620           $ 2,801            $   491       $    954
                              =======           =======           =======            =======       ========
Net (Loss) Income Per
 Share*.................      $  (.21)          $   .07           $   .12            $   .02       $    .04
                              =======           =======           =======            =======       ========
YEAR ENDED DECEMBER 31,
1996                     FIRST QUARTER (B) SECOND QUARTER (B) THIRD QUARTER (B) FOURTH QUARTER (C)  TOTAL
Total Revenue...........      $36,950           $40,031           $41,171            $41,591       $159,743
                              =======           =======           =======            =======       ========
Operating Income........      $ 8,514           $11,281           $11,977            $ 9,405       $ 41,177
                              =======           =======           =======            =======       ========
Net Income (Loss).......      $    76           $ 1,684           $ 2,976            $   (54)      $  4,682
                              =======           =======           =======            =======       ========
Net Income (Loss) Per
 Share*.................      $   .00           $   .07           $   .10            $  (.00)      $    .18
                              =======           =======           =======            =======       ========

---------------------

(a) First quarter operating income increased from $3,334 in fourth quarter 1994, and first quarter loss increased approximately $2,600 from the loss incurred in fourth quarter 1994. First quarter loss was increased by $2,650 due to the recognition of deferred income taxes relating to the difference between financial statement and income tax return bases of certain assets and liabilities in connection with the Exchange.
(b) Certain reclassifications have been made to conform to the fourth quarter presentation.
 * Weighted average shares outstanding for the quarters are calculated independent of the weighted average shares outstanding for the year; therefore, quarterly net income (loss) per share may not total to annual net income per share.

(c) The decrease in operating income, and the net loss, in the fourth quarter is consistent with prior years and is as a result of customer acquisition costs, including advertising, commissions and phone discounts, related to Christmas sales.

(10) SUBSEQUENT EVENT

  On February 1, 1997, one of the Company's majority-owned subsidiaries acquired the assets of and license to operate the non-wireline cellular telephone system serving the Georgia Rural Service Area Market No. 383, otherwise known as Georgia-13 RSA for a total purchase price of $30,000, subject to certain adjustments.

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                               DECEMBER 31,     SEPTEMBER 30,
                                                   1996             1997
                                              (DOLLAR AMOUNTS IN THOUSANDS)
                                                       (UNAUDITED)
ASSETS
  Current Assets:
    Cash and Cash Equivalents................   $        1,698   $        3,581
    Trade Accounts Receivable, Net of
     Allowance for Doubtful Accounts.........           18,784           19,076
    Receivable from Other Cellular Carriers..            1,706            3,102
    Deferred Income Taxes....................              830              930
    Prepaid Expenses and Deposits............            2,313            2,481
    Inventory................................            5,106            2,466
                                                --------------   --------------
      Total Current Assets...................   $       30,437   $       31,636
  Net Property, Plant and Equipment..........          132,438          161,351
  Licenses, Net of Amortization..............          375,808          396,282
  Other Intangible Assets and Other Assets,
   at Cost Less Accumulated Amortization.....           11,259           10,546
                                                --------------   --------------
                                                $      549,942   $      599,815
                                                ==============   ==============
LIABILITIES AND EQUITY
  Current Liabilities:
    Notes Payable............................   $        1,366   $          --
    Current Installments of Long-Term Debt...            5,296              --
    Accounts Payable.........................           10,394            9,461
    Accrued Expenses.........................            8,399           10,341
    Other Liabilities........................            4,686            4,823
                                                --------------   --------------
      Total Current Liabilities..............   $       30,141   $       24,625
  Long-Term Debt, Excluding Current
   Installments..............................          337,000          378,000
  Deferred Income Taxes......................           11,500           11,389
  Minority Interests.........................            6,371            7,445
                                                --------------   --------------
      Total Liabilities......................   $      385,012   $      421,459
                                                --------------   --------------
  Stockholders' Equity.......................          164,930          178,356
                                                --------------   --------------
                                                $      549,942   $      599,815
                                                ==============   ==============

---------------------
Note: The balance sheet at December 31, 1996 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

    See accompanying notes to condensed consolidated financial statements.

                     PALMER WIRELESS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  NINE MONTHS ENDED SEPTEMBER
                                                              30,
                                                 ------------------------------
                                                      1996            1997
                                                 (DOLLAR AMOUNTS IN THOUSANDS
                                                     EXCEPT SHARE AMOUNTS)
                                                          (UNAUDITED)
Revenue:
  Service......................................  $      111,803  $      134,123
  Equipment Sales and Installation.............           6,349           7,613
                                                 --------------  --------------
    Total Revenue..............................  $      118,152  $      141,736
                                                 --------------  --------------
Operating Expenses:
  Engineering, Technical and Other Direct......          22,100          23,301
  Cost of Equipment............................          12,271          16,111
  Selling, General and Administrative..........          33,842          41,014
  Depreciation and Amortization................          18,167          23,313
                                                 --------------  --------------
    Total Operating Expenses...................  $       86,380  $      103,739
                                                 --------------  --------------
    Operating Income...........................  $       31,772  $       37,997
                                                 --------------  --------------
Other Income (Expense):
  Interest Expense, Net........................         (23,654)        (24,468)
  Other Income, Net............................            (242)            208
                                                 --------------  --------------
    Total Other Expense........................  $      (23,896) $      (24,260)
                                                 --------------  --------------
Income Before Minority Interest Share of Income
 and Income Taxes..............................  $        7,876  $       13,737
Minority Interest Share of Income..............          (1,562)         (1,310)
                                                 --------------  --------------
Income Before Income Taxes.....................  $        6,314  $       12,427
Income Taxes...................................          (1,578)            --
                                                 --------------  --------------
    Net Income.................................  $        4,736  $       12,427
                                                 ==============  ==============
Net Income Per Share of Common Stock...........  $         0.19  $         0.45
                                                 ==============  ==============
Average Shares Outstanding.....................      25,492,054      27,826,080
                                                 ==============  ==============


     See accompanying notes to condensed consolidated financial statements.

                     PALMER WIRELESS, INC. AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                            COMMON STOCK      COMMON STOCK
                               CLASS A           CLASS B                           TREASURY STOCK
                          ----------------- -----------------                     ----------------
                                                              ADDITIONAL                                TOTAL
                                                               PAID-IN   RETAINED                   STOCKHOLDERS'
                            SHARES   AMOUNT   SHARES   AMOUNT  CAPITAL   EARNINGS SHARES   AMOUNT      EQUITY
                                       (DOLLAR AMOUNTS IN THOUSANDS)
                                                (UNAUDITED)
Balances at  December
31,  1995...............   6,095,772  $ 61  17,293,578  $173   $ 72,466  $ 1,853      --  $    --      $74,553
Public offering, net of
 issuance costs
 of $5,826..............   5,000,000    50         --    --      94,124      --       --       --       94,174
Exercise of stock
 options................       6,666   --          --    --          95      --       --       --           95
Employee and non-
 employee director stock
 purchase plans.........      17,243   --          --    --         290      --       --       --          290
Treasury shares
 purchased..............         --    --          --    --                  --   600,000   (8,864)     (8,864)
Net income..............         --    --          --    --         --     4,682      --       --        4,682
                          ----------  ----  ----------  ----   --------  -------  ------- --------    --------
Balances at December 31,
 1996...................  11,119,681  $111  17,293,578  $173   $166,975  $ 6,535  600,000 $(8,864)    $164,930
Exercise of stock
 options................      70,000     1         --    --         998      --       --       --          999
Net income..............         --    --          --    --         --    12,427      --       --       12,427
                          ----------  ----  ----------  ----   --------  -------  ------- --------    --------
Balances at September
 30, 1997...............  11,189,681  $112  17,293,578  $173   $167,973  $18,962  600,000 $ (8,864)   $178,356
                          ==========  ====  ==========  ====   ========  =======  ======= ========    ========





     See accompanying notes to condensed consolidated financial statements.

                     PALMER WIRELESS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30,
                                                     -----------------
                                                    1996             1997
                                               (DOLLAR AMOUNTS IN THOUSANDS)
                                                        (UNAUDITED)
Cash flows from operating activities:
  Net income.................................. $         4,736  $       12,427
                                               ---------------  --------------
  Adjustments to reconcile net income to net
   cash provided by operating
   activities:
    Depreciation and amortization.............          18,167          23,313
    Minority interest share of income.........           1,562           1,310
    Deferred income taxes.....................             809            (210)
    Loss on disposal of property..............              59               7
    Interest deferred and added to long-term
    debt......................................             355             --
    Payment of deferred interest..............          (1,080)         (1,514)
    Decrease in trade accounts receivable.....            (337)            473
    Decrease in inventory.....................            (553)          2,800
    Increase in accounts payable and accrued
    expenses..................................          (3,789)            536
    Change in other accounts..................           1,991            (351)
                                               ---------------  --------------
      Total adjustments....................... $        17,184  $       26,364
                                               ---------------  --------------
      Net cash provided by operating
      activities.............................. $        21,920  $       38,791
                                               ---------------  --------------
Cash flows from investing activities:
  Capital expenditures........................         (30,174)        (40,757)
  Proceeds from sales of property and
  equipment...................................               4             201
  Purchase of cellular systems................         (67,580)        (31,469)
  Collection of purchase price adjustment.....           2,452             --
  Purchases of minority interests.............          (1,854)           (956)
  Deposits for PCS auction....................          (5,132)            --
  Increase in other intangible assets and
  other assets................................            (522)           (778)
                                               ---------------  --------------
    Net cash used in investing activities..... $      (102,806) $      (73,759)
                                               ---------------  --------------
Cash flows from financing activities:
  Increase in short-term notes payable........           2,964          (1,366)
  Repayment of long-term debt.................        (108,319)         (3,782)
  Proceeds from long-term debt................          91,000          41,000
  Public offering proceeds....................          94,200             --
  Exercise of stock options...................              95             999
  Employee and non-employee director stock
  purchase plans..............................             290             --
                                               ---------------  --------------
    Net cash provided by financing activities. $        80,230  $       36,851
                                               ---------------  --------------
    Net increase in cash and cash equivalents. $          (656) $        1,883
Cash and cash equivalents at the beginning of
period........................................           3,436           1,698
                                               ---------------  --------------
Cash and cash equivalents at the end of
period........................................ $         2,780  $        3,581
                                               ===============  ==============
Supplemental disclosure of cash flow
information:
  Income taxes paid (received), net........... $         1,498  $         (736)
                                               ===============  ==============
  Interest paid............................... $        21,312  $       27,471
                                               ===============  ==============

     See accompanying notes to condensed consolidated financial statements.

                    PALMER WIRELESS, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (DOLLAR AMOUNTS IN THOUSANDS)
                                  (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  The accompanying condensed consolidated financial statements of Palmer Wireless, Inc. and subsidiaries (the "Company") have been prepared without audit pursuant to Rule 10-01 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financials. In the opinion of management, all adjustments (none of which were other than normal recurring items) considered necessary for a fair presentation have been included. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

  The computation of net income per share is based on the weighted average number of common and, as appropriate, dilutive common equivalent shares (common stock options using the treasury stock method) outstanding during the periods presented.

RECLASSIFICATIONS

  Certain reclassifications have been made to the 1996 Statement of Operations to conform to the 1997 presentation.

(2) ACQUISITION AND PURCHASE OF LICENSE

  On February 1, 1997, one of the Company's majority-owned subsidiaries acquired the assets of and license to operate the non-wireline cellular telephone system serving the Georgia Rural Service Area Market No. 383, otherwise known as Georgia-13 RSA, for a total purchase price of $31,096.

(3) SALE OF THE COMPANY

  On October 6, 1997, the outstanding shares of common stock of the Company were sold to Price Communications Corporation for a purchase price of $17.50 per share, for an aggregate purchase price of approximately $486,000. In addition, Price Communications Corporation also repaid approximately $378,000 of outstanding indebtedness of the Company.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE INITIAL PURCHASERS OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................    3
Risk Factors..............................................................   14
The Acquisition...........................................................   22
Use of Proceeds...........................................................   23
Capitalization............................................................   24
Unaudited Pro Forma Condensed Consolidated Financial Statements...........   25
Selected Consolidated Financial Data......................................   33
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   35
The Exchange Offer........................................................   46
Business of the Company...................................................   52
Management................................................................   65
Principal Stockholders....................................................   69
Description of New Credit Facility........................................   69
Description of Notes......................................................   72
Description of the Guarantee..............................................   97
United States Federal Income Tax Consequences of the Exchange Offer.......  100
Plan of Distribution......................................................  100
Legal Matters.............................................................  100
Experts...................................................................  100
Available Information.....................................................  101
Certain Terms.............................................................  101
Index to Financial Statements.............................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 $153,400,000


                 PRICE COMMUNICATIONS CELLULAR HOLDINGS, INC.

            13 1/2% SERIES B SENIOR SECURED DISCOUNT NOTES DUE 2007


                                --------------

                                  PROSPECTUS

                                --------------

                                    , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or
(iv) for any transaction from which a director derived an improper personal benefit.

  Section 145 of the DGCL empowers the Company to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that the Company may purchase insurance on behalf of any such director, officer, employee or agent.

  The Company's Certificate of Incorporation and By-laws provide in effect for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits (see index to exhibits at E-1)

ITEM 22. UNDERTAKINGS

  The undersigned Registrant hereby undertakes;

  (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (d) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, NEW YORK, ON JANUARY 22, 1998.

                                          PRICE COMMUNICATIONS CELLULAR
                                           HOLDINGS, INC.

                                                     /s/ Robert Price
                                          By: _________________________________
                                                       ROBERT PRICE
                                             DIRECTOR, PRESIDENT AND TREASURER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

               SIGNATURE                        TITLE                DATE



          /s/ Robert Price             Director,
_____________________________________   President and            January 22,
            ROBERT PRICE                Treasurer                1998
                                        (Principal
                                        Executive
                                        Officer,
                                        Financial Officer
                                        and Accounting
                                        Officer)

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, NEW YORK, ON JANUARY 22, 1998.

                                          PRICE COMMUNICATIONS CELLULAR INC.

                                                     /s/ Robert Price
                                          By: _________________________________
                                                       ROBERT PRICE
                                             DIRECTOR, PRESIDENT AND TREASURER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

               SIGNATURE                        TITLE                DATE
               ---------                        -----                ----



          /s/ Robert Price             Director,
_____________________________________   President and            January 22,
            ROBERT PRICE                Treasurer                1998
                                        (Principal
                                        Executive
                                        Officer,
                                        Financial Officer
                                        and Accounting
                                        Officer)

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  2.1    The Merger Agreement*
  3.1    Certificate of Incorporation of Holdings, as amended*
  3.2    By-laws of Holdings*
  3.3    Certificate of Incorporation of the Guarantor, as amended*
  3.4    By-laws of the Guarantor*
  4.1    Indenture to 13 1/2% Senior Secured Discount Notes due 2007 between
         Holdings, the Guarantor and Bank of Montreal Trust Company, as Trustee
         (including form of Note)*
  4.2    Registration Rights Agreement*
  4.3    Guarantee (included in Exhibit 4.1)
  5.1    Opinion of Davis Polk & Wardwell regarding the validity of the New
         Notes+
 10.1    Credit Agreement dated as of September 30, 1997 among Holdings, PCW, the lenders listed therein, DLJ Capital Funding, Inc., as syndication agent and Bank of Montreal, Chicago branch, as administrative agent*
 10.2    Fort Myers Sale Agreement*
 10.3    Georgia Sale Agreement*
 10.4    Ryan Agreement*
 10.5    Wisehart Agreement*
 10.6    Meehan Agreement*
 12.1    Statement re: Computation of Ratio of Earnings to Fixed Charges*
 21.1    Subsidiaries of the Company*
 23.1    Consent of KPMG Peat Marwick LLP relating to the financial statements of Palmer
 23.2    Consent of Davis Polk & Wardwell (see exhibit 5.1)
 25.1    Statement of Eligibility of Bank of Montreal Trust Company with respect to the 13 1/2% Senior Secured Discount Notes due 2007 of
         Holdings*
 25.2    Statement of Eligibility of Bank of Montreal Trust Company with respect to the Guarantee of the Notes by the Guarantor*
 99.1    Form of Letter of Transmittal to 13 1/2% Senior Secured Discount Notes
         due 2007 of Holdings*
 99.2    Form of Notice of Guaranteed Delivery to 13 1/2% Senior Secured
         Discount Notes due 2007 of Holdings*
 99.3    Form of Instruction to Registered Holder and/or Book-Entry Transfer of
         Participant from Owner of Holdings*
 99.4    Form of Letter to Clients*
 99.5    Form of Letter to Registered Holders and Depository Trust Company
         Participants*

--------

* Previously filed.

+ To be filed by amendment.

                                      E-1